Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

As confidentially submitted to the Securities and Exchange Commission on May 3, 2024.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIDELIS INSURANCE HOLDINGS LIMITED

(Exact Name of Registrant as Specified in its Charter)

Bermuda	6331	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Fidelis Insurance Holdings Limited

Wellesley House South 90 Pitts Bay Road

Pembroke

Bermuda HM08

+1 (441) 279-2590

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

Attention: Mr. Donald J. Puglisi

(Address, Including Zip Code, of Registrant’s agent for service)

Copies to:

Joseph D. Ferraro Jennifer Tait Willkie Farr & Gallagher (UK) LLP Citypoint, 1 Ropemaker Street London EC2Y 9AW United Kingdom Telephone: +44 20 3580 4700	Gary D. Boss Benjamin J. Cohen Kirsten Gaeta Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 Telephone: (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale of such securities is not permitted.

SUBJECT TO COMPLETION, DATED   , 2024

FIDELIS INSURANCE HOLDINGS LIMITED

      Common Shares

The selling shareholders named under the caption “Principal and Selling Shareholders” below (the “Selling Shareholders”) are offering       common shares, par value $0.01 per share, of Fidelis Insurance Holdings Limited (the “Common Shares”). We will not receive any proceeds from the sale of the Common Shares sold by the Selling Shareholders in this offering.

Our Common Shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “FIHL.” The last reported sale price of our Common Shares on the NYSE on      , 2024 was $    per Common Share.

Investing in our Common Shares involves risks. See “Risk Factors” beginning on page 25. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Common Share	Total
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to the Selling Shareholders	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. Please see “Underwriting” for a description of compensation payable to the underwriters.

The underwriters also may purchase up to      additional Common Shares from the Selling Shareholders at the public offering price less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

The underwriters expect to deliver the Common Shares to purchasers on or about   , 2024.

Barclays

Prospectus dated   , 2024

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

ABOUT THIS PROSPECTUS

We and the Selling Shareholders have not authorized anyone to provide any information different from that contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred prospective investors. We and the Selling Shareholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give prospective investors. This prospectus is an offer to sell only the Common Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only at the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Common Shares.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to the registration statement of which this prospectus is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreement, and should not be deemed to be a representation, warranty or covenant made to prospective investors or for the benefit of prospective investors. Moreover, such representations, warranties or covenants were accurate only at the date they were made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

Certain Defined Terms

Certain abbreviations and definitions of certain insurance, reinsurance, financial and other terms used in this prospectus are defined in our Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on March 15, 2024 incorporated by reference herein (the “2023 Annual Report”).

Exchange Control

The permission of the Bermuda Monetary Authority (the “BMA”) is required, under the provisions of the Exchange Control Act 1972 of Bermuda and related regulations, for all issuances and transfers of shares (which includes the Common Shares) of Bermuda companies to and/or from a non-resident of Bermuda for exchange control purposes, other than in cases where the BMA has granted a general permission. The BMA, in its notice to the public dated June 1, 2005, has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of the company (which would include the Common Shares) are listed on an “Appointed Stock Exchange” (which would include the NYSE). In granting the general permission, the BMA accepts no responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

Service of Process and Enforcement of Civil Liabilities

We are a Bermuda exempted company. As a result, the rights of holders of our Common Shares will be governed by Bermuda law and our memorandum of association and the Amended and Restated Bye-Laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. See “Comparison of Shareholder Rights.” Some of our directors and officers are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

Investors Outside the United States

Neither we nor any of the Selling Shareholders have done anything that would permit the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Common Shares and the distribution of this prospectus outside of the United States.

REGISTERED TRADEMARKS AND TRADEMARK APPLICATIONS

We own or have rights to use trademarks, service marks or trade names that we use in connection with the operation of our business. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, trade names and copyrights.

MARKET AND INDUSTRY DATA AND FORECASTS

Certain market and industry data and forecasts included in this prospectus were obtained from independent market research, industry publications and surveys, governmental agencies and publicly available information. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying assumptions relied upon therein. Similarly, independent market research and industry forecasts, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. While we are not aware of any material misstatements regarding the market or industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” and Item 3. Key Information—D. Risk Factors of the 2023 Annual Report.

BASIS OF PRESENTATION

Presentation of Financial Information

References to “Fidelis Insurance Group” refer to Fidelis Insurance Holdings Limited (“FIHL”) and its consolidated subsidiaries. Unless otherwise indicated, or the context otherwise requires, references herein to “Fidelis,” “Group,” “we,” “our,” “us,” and other similar references refer to Fidelis Insurance Group. The term “TFP HoldCo” refers to Shelf Holdco II Limited. References to “The Fidelis Partnership” (formerly known as “Fidelis MGU”) or “TFP” refer to TFP HoldCo and its consolidated subsidiaries. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the completion of this offering. References to “segment(s)” and “pillar(s)” shall have the same meaning as used herein and shall be used interchangeably to refer to each of the three pillars or segments of our business, Specialty, Bespoke and Reinsurance.

The financial information included herein has been derived from the financial statements and accounting records of Fidelis Insurance Group and has been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Amounts in this prospectus and the financial statements included in this prospectus are presented in U.S. dollars rounded to the nearest million, unless otherwise noted. Certain amounts presented in tables are subject to rounding adjustments and, as a result, the totals in such tables may not sum.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

The financial information included herein contains the following measures, which we use to assess the financial performance of our business:

Premiums Written

•	Gross premiums written (“GPW”) means total premiums received; and

•	Net premiums written (“NPW”) means GPW less reinsurance premiums ceded.

Premiums written are recorded on inception of the policy. Premiums written include estimates based on information received from insureds, brokers and cedants, and any subsequent differences arising on such estimates are recorded as premiums written in the period in which they are determined.

Earned and Unearned Premiums

Premiums written are earned on a basis consistent with risks covered over the period the coverage is provided. NPW, when earned, are referred to herein as net premiums earned (“NPE”).

The portion of the premiums written applicable to the unexpired terms of the underlying contracts and policies are recorded as unearned premium (“UPR”).

Non-U.S. GAAP Financial Measures

Our financial statements included in this prospectus have been prepared in accordance with U.S. GAAP. We have included certain non-U.S. GAAP financial measures in this prospectus, as further described below, that may not be directly comparable to other similarly titled measures used by other companies and therefore may not be comparable among companies. For purposes of Regulation G and Section 10(e) of Regulation S-K, a non-U.S. GAAP financial measure is a numerical measure of a company’s historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in the statements of operations, balance sheets, or statement of cash flows of the company; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. Pursuant to the requirements of Regulation G and Section 10(e) of Regulation S-K, we have provided reconciliations of non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures. These non-U.S. GAAP measures are provided because our management uses these financial measures in monitoring and evaluating our ongoing results and trends.

This prospectus contains “non-U.S. GAAP financial measures,” including accident year loss ratio excluding catastrophes, large losses and prior year reserve movements, operating net income, and operating return on average common equity (“Operating ROAE”), which are financial measures that are not required by, or presented in accordance with U.S. GAAP.

We believe that, in addition to our results determined in accordance with U.S. GAAP (that include performance measures such as ratio of losses and loss adjustment expenses to NPE (“loss ratio”), underwriting ratio, TFP commissions ratio (formerly, Fidelis MGU commissions ratio), policy acquisition expenses ratio, general and administrative expenses ratio, combined ratio, net investment return, total investment return, net investment return percentage, total investment return percentage and return on average common equity (“ROAE”)), certain non-U.S. GAAP measures, including accident year loss ratio excluding catastrophes, large losses and prior year reserve movements, operating net income, and Operating ROAE are useful in evaluating our business and the underlying trends that are affecting our performance. Such non-U.S. GAAP measures are primary indicators that our management uses internally to conduct and measure its business and evaluate the performance of its consolidated operations. Our management believes these non-U.S. GAAP financial measures

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

are useful as they provide meaningful analysis of the performance of the business. These non-U.S. GAAP financial measures are used in addition to and in conjunction with results presented in accordance with U.S. GAAP. These non-U.S. GAAP financial measures reflect an additional way of viewing aspects of our operations that, when viewed with our U.S. GAAP results and, where applicable, the accompanying reconciliations to corresponding U.S. GAAP financial measures, provide a more complete understanding of factors and trends affecting our business. A material limitation associated with these non-U.S. GAAP measures compared to the U.S. GAAP measures is that they may not be comparable to other companies with similarly titled items that present related measures differently. The non-U.S. GAAP measures should be considered as a supplement to, and not as a substitute for or superior to, the corresponding measures calculated in accordance with U.S. GAAP.

See Item 5. Operating and Financial Review and Prospects—A. Operating Results—Performance Measures and Non-GAAP Financial Measures of the 2023 Annual Report for an explanation and reconciliation of these non-U.S. GAAP financial measures to the most directly comparable financial measures stated in accordance with U.S. GAAP.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

SUMMARY

This summary highlights information contained elsewhere in this prospectus and includes forward-looking statements. Because this is only a summary, it does not contain all of the information that you should consider before investing in our Common Shares and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, including “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” any applicable free writing prospectus and the documents incorporated by reference herein and therein, including the 2023 Annual Report. You should read all such documents carefully, especially the risk factors and cautionary notes regarding forward-looking statements contained therein and our financial statements and the related notes incorporated by reference herein or therein, before deciding to purchase our Common Shares. Unless otherwise indicated, or the context otherwise requires, references herein to “Fidelis,” “Group,”, “we,” “our,” “us,” and other similar references refer to Fidelis Insurance Group.

Certain abbreviations and definitions of certain insurance, reinsurance, financial and other terms used but not defined in this prospectus shall have the same meaning as in the 2023 Annual Report.

Our History; Then to Now

Fidelis Insurance Group is a global specialty insurer, leveraging strategic partnerships to offer innovative and tailored insurance solutions. We have a highly diversified portfolio focused on three segments: Specialty, Bespoke, and Reinsurance, which we believe allows us to take advantage of the opportunities presented by evolving (re)insurance markets, proactively shift our business mix, and produce superior underwriting returns across market cycles. Headquartered in Bermuda, with subsidiaries located in Ireland and the UK, Fidelis Insurance Group operating companies have a financial strength rating of A from AM Best, A- from S&P and A3 from Moody’s, as of May 1, 2024.

FIHL was formed under the principles of focused, process-driven and disciplined underwriting and risk selection, strong client and broker relationships and nimble capital deployment. Fidelis completed its initial funding and began underwriting business in June 2015 under the direction of an innovative and experienced management team.

Since then, FIHL has assembled a diversified global book of (re)insurance business and achieved scale with GPW of $3.6 billion and NPE of $1.8 billion for the year ended December 31, 2023. Between 2018 and 2023, our GPW and NPE have grown at compounded annual rates of 38.9% and 44.5%, respectively, and we have delivered an average loss ratio of 45.1% and an average combined ratio of 85.8% over the same period.

The Separation Transactions

On January 3, 2023, the Separation Transactions were completed and two distinct holding companies and businesses were created: FIHL and TFP HoldCo. FIHL, the parent holding company for Fidelis Insurance Group, owns the insurance operating subsidiaries of Fidelis, comprised of Fidelis Insurance Bermuda Limited (“FIBL”), Fidelis Underwriting Limited (“FUL”) and Fidelis Insurance Ireland DAC (“FIID”). Fidelis Insurance Group also has its own service company, FIHL (UK) Services Limited, with a branch in Ireland (“FIHL (UK) Services”).

TFP HoldCo is the parent holding company for the managing general underwriting platform (“TFP”) that carries on origination and underwriting activities on behalf of Fidelis Insurance Group. TFP HoldCo’s principal operating subsidiaries are Pine Walk Capital Limited (“Pine Walk Capital”), Pine Walk Europe SRL (“Pine Walk Europe”) and Shelf Opco Bermuda Limited (“TFP Bermuda”). The underwriting activities of each of the licensed insurance carriers of Fidelis Insurance Group (FIBL, FUL and FIID) are outsourced to the corresponding operating subsidiaries of TFP on a jurisdictional basis (TFP Bermuda, Pine Walk Capital and Pine Walk Europe,

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

respectively). Each of the operating subsidiaries of TFP has delegated underwriting authority to source and bind contracts for and on behalf of each of FIBL, FUL and FIID, respectively. See Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions of the 2023 Annual Report.

On December 20, 2022, FIHL and TFP HoldCo entered into a rolling 10-year framework agreement (the “Framework Agreement”) that governs the ongoing relationship between the two groups of companies (see “—Our Corporate Structure” for additional details).

Following the consummation of the Separation Transactions, FIHL can access the underwriting expertise of TFP while enabling TFP to attract and retain highly sophisticated underwriting talent by allowing them to focus their time and expertise on underwriting activities. We believe that the Separation Transactions and the Framework Agreement have structural benefits for both groups of companies, including increased flexibility to quickly respond to evolving insurance and reinsurance market conditions and to help sustain our strong underwriting results through access to top talent. Our objective following the completion of the Separation Transactions remains to further solidify Fidelis Insurance Group’s position as a leading specialty, bespoke and reinsurance underwriter.

Our Company

Fidelis Insurance Group is a global specialty insurer focused on three segments: Specialty, Bespoke and Reinsurance. The Specialty and Bespoke segments together accounted for 82.8% of total GPW in 2023.

Fidelis Insurance Group is led by Mr. Daniel Burrows who has more than 35 years of experience in the insurance industry and is supported by a highly experienced management team that manages the operations of Fidelis Insurance Group based on our founding principles.

We have an exclusive right of first access to TFP’s underwriting business via the Framework Agreement where FIHL collaborates closely with TFP to match what we believe are superior priced risks with efficient sources of capital to produce attractive returns for shareholders. Through this operating model, we believe we are well positioned to be nimble, thoughtful, and efficient decision-makers, and we believe that we are able to respond quickly to an ever-changing world and a constantly evolving marketplace. Furthermore, FIHL’s strong capital position provides flexibility to underwrite attractive opportunities and make strategic capital allocation decisions.

We focus on nimble underwriting designed to capitalize on current market trends and dislocations as well as emerging risk solutions. The team of underwriters at TFP continues to maintain the processes and technology that have been key to Fidelis Insurance Group’s historical success at ensuring its underwriting efforts capture recent market developments. We believe this close coordination reduces the likelihood of siloed underwriting and gives us a competitive advantage in our underwriting, risk assessment and ability to offer as many products as possible to clients. A crucial and distinguishing part of those processes is the daily Underwriting and Marketing Conference Call (the “UMCC”). Members of Fidelis Insurance Group attend and participate in the UMCC on a daily basis, together with TFP practice leads and key members of TFP senior management (including risk modeling, actuarial, legal, compliance, contract wordings and claims representatives) to provide live market insights and multiple perspectives to allow underwriters to quickly assess emerging opportunities, achieve strong underwriting and cross-sell across our product range. See “—Our Competitive Strengths” below for further detail.

Our scale and access to the highly selective underwriting capabilities of TFP via our strategic relationship allows us to capitalize on current insurance market trends and continue focusing on delivering growth coupled with strong underwriting results.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

Since we began underwriting business in 2015, Fidelis Insurance Group has grown in scale in specialty and bespoke insurance and property reinsurance markets while delivering robust results. Our GPW grew from $0.7 billion for the year ended December 31, 2018 to $3.6 billion for the year ended December 31, 2023, a compound annual growth rate of 38.9%, while delivering an average loss ratio of 45.1% and an average combined ratio of 85.8%. Over the same period, our NPE grew from $0.3 billion for the year ended December 31, 2018 to $1.8 billion for the year ended December 31, 2023, a compound annual growth rate of 44.5%.

Fidelis Insurance Group is subject to varying degrees of regulation and supervision in the jurisdictions in which it operates. In particular, the businesses of our three insurance operating subsidiaries, FIBL, FUL and FIID, are authorized by, and subject to insurance laws and regulations that are administered and enforced by, a number of different governmental and non-governmental self-regulatory authorities and associations in each of their respective jurisdictions and internationally. For a summary of the regulatory environment of our insurance operating subsidiaries, primarily in their respective jurisdictions of Bermuda, U.K. and Ireland, see Item 4. Information on the Company—B. Business Overview—Regulatory Matters of the 2023 Annual Report.

As of the date of this prospectus, Fidelis Insurance Group was assigned an “A” (Excellent) financial strength rating by A.M. Best Company (“A.M. Best”), the third-highest of 13 rating levels, with a stable outlook on all entities. A.M. Best’s ratings range from “A+” to “D.” Each A.M. Best rating category from “A+” to “C” may be designated either an additional plus (+) or a minus (-) sign as a rating notch that reflects a gradation of financial strength within the rating category. Additionally, A.M. Best assigned a “BBB” long-term issuer credit rating to FIHL (with stable outlook), which indicates a good ability to meet ongoing senior financial obligations and a financial strength rating of “A” (Excellent) and the long-term issuer credit rating of “A” (Excellent) to each of FIBL, FUL and FIID (with stable outlook).

As of the date of this prospectus, Fidelis Insurance Group was assigned an “A-” financial strength rating by S&P Global Ratings (“S&P”), with a stable outlook, which indicates strong capacity to meet financial commitments but somewhat more susceptibility to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories. S&P’s ratings range from “AAA” to “D.” Each S&P rating category from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the rating categories. Additionally, S&P has assigned a “BBB” long-term issuer rating to FIHL, which indicates adequate capacity to meet financial commitments but greater susceptibility to adverse economic conditions.

As of the date of this prospectus, Moody’s Investor Service (“Moody’s”) assigned a “Baa2” long-term issuer rating to FIHL and “A3” insurance financial strength ratings to FIBL, FUL and FIID. The outlook for FIHL is stable. Moody’s generic rating classifications range from “Aaa” to “C.” Each Moody’s generic rating classification from “Aa” to “Caa” may be modified to append numerical modifiers 1, 2, or 3 to show relative position within the rating categories. See “Item 4. Information on the Company – B. Business Overview – Insurer Financial Strength Rating of the 2023 Annual Report” for further discussion of ratings assigned to Fidelis Insurance Group’s insurance operating subsidiaries.

Strategic Relationship with TFP

We believe the insurance industry is evolving rapidly and is primed for further value chain disaggregation which will allow specialist underwriters to benefit from access to clients and risks and to provide access to alternate forms of capital.

Following the consummation of the Separation Transactions, TFP HoldCo became a minority investor in FIHL (holding 9.9% of the Common Shares) and entered into the Framework Agreement with FIHL to build a long-term agency relationship that provides strong economic and strategic alignment between the two groups of companies. Pursuant to the Framework Agreement, TFP manages underwriting, origination, certain outwards

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

reinsurance placements, actuarial and claims services with close review and oversight from Fidelis Insurance Group to ensure adherence with the agreed upon annual plans, which set out our underwriting parameters and risk tolerances in respect of our three segment underwriting strategy on a gross / net basis for each annual period. For more details on our outsourcing arrangements with TFP, see Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Framework Agreement of the 2023 Annual Report.

Pursuant to our outsourcing arrangements with TFP, we leverage their sophisticated underwriting technology and talent and will benefit from our shared history in underwriting principles, strategic visions, and managerial approaches. Our arrangement is governed by arm’s-length terms for origination and management consistent with industry commission levels, including market overrider commissions, and with a focus on aligning incentives for strong underwriting performance. Ceding commissions payable to TFP are charged for underwriting, claims and actuarial pricing services. Such ceding commissions are calculated based on NPW to ensure alignment on reinsurance purchasing. To avoid fee duplication, ceding commissions payable for open market business sourced by TFP are set at 11.5% and ceding commissions payable for business sourced by TFP via third-party managing general underwriters to whom underwriting authority has been sub-delegated by TFP are set at 3.0%. Business that continues to be sourced by subsidiary cells of Pine Walk Capital will continue to follow the fees and commissions set under those agreements. Long-term objectives are further aligned by FIHL paying an ongoing portfolio management fee of 3.0% (the “Portfolio Management Fee”) to TFP and a 20.0% profit commission on Operating RoE (“Binder Operating RoE”) above a hurdle rate of 5.0% calculated on an aggregate basis for Fidelis Insurance Group. Binder Operating RoE is defined in the Framework Agreement as FIHL’s consolidated net underwriting margin (disregarding any business not underwritten by TFP following the date of the Framework Agreement and the effect of any FIHL Procured Outwards Reinsurance, as defined in the Framework Agreement) plus all overriders retained by Fidelis Insurance Group (disregarding the effect of any FIHL Procured Outwards Reinsurance), minus an Administrative Expenses Allowance (defined in the Framework Agreement as a sum equating to 2.3% of net premiums written), minus the proportion of FIHL’s costs of financing its debt and preference securities included in FIHL’s total capital that is deemed to be allocated to TFP, minus the total accumulated ceding commission that is payable by Fidelis Insurance Group to TFP, minus the Portfolio Management Fee relating to business underwritten by TFP, divided by the proportion of FIHL’s opening common shareholders’ equity adjusted for dividend and equity raises (as set out in year-end consolidated audited financial statements) that is deemed to be allocated to TFP. The calculation of such profit commission includes a deficit carry-forward mechanism for a maximum of three years in which the Binder Operating RoE is below zero. For a more detailed discussion of the fees and commissions payable by Fidelis Insurance Group in connection with its outsourced relationship with TFP, see Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Framework Agreement—Fees and Commissions of the 2023 Annual Report.

Our Commitment to Environmental, Social and Governance Matters

Fidelis Insurance Group is committed to working together with TFP to implement standards for environmental, social and governance (“ESG”) matters. We carried out a joint study on approximately $8.2 billion of premiums and 28,500 policies spanning between 2012 and 2021, which demonstrated that higher third-party ESG ratings were generally correlated with lower loss ratios. As such, we aim to embed ESG factors in our underwriting processes where appropriate, including through TFP’s existing underwriting restrictions. These underwriting restrictions include not directly insuring thermal coal (including dedicated infrastructure projects such as ports and railways), tar sand extraction, Arctic oil and gas exploration and drilling and fracking operations. Further, we do not provide cover to companies whose revenues from the above-mentioned activities account for more than 20% of their total revenues. TFP also uses policy language with the aim to minimize exposure to forced labor and modern slavery, in particular in the marine cargo line of business. Additionally, together with TFP, we are currently committed to transitioning our insurance portfolios to net-zero greenhouse gas emissions by 2050. To work towards this, to the extent possible, TFP are developing tools to measure the insurance-associated emissions of their insurance portfolios.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

Furthermore, FIHL’s fixed income investment portfolio (which represents 98.6% of invested assets as of December 31, 2023) is managed in a manner that is consistent with Fidelis Insurance Group’s sustainability principles and ESG objectives. At December 31, 2023, 3.3% of Fidelis Insurance Group’s fixed income portfolio was invested in green, social and sustainable (“GSS”) bonds. The GSS Indices utilize the Bloomberg Global Aggregate Index, the Bloomberg Sustainable Finance Group’s GSS bond indicators and fields that show alignment with the International Capital Market Association Green Bond, Social Bond and Sustainability Bond Principles and Guidelines. Furthermore, the investment portfolio includes restrictions against holding securities of issuers that have a ‘poor’ MSCI Inc. (“MSCI”) ESG rating (with a rating below ‘B’ or issuers that currently have a ‘red’ MSCI controversy flag). Securities of these issuers may only be held if Fidelis determines it is appropriate to do so after considering whether the investment manager has a positive forward-looking ESG view of the issuer. Fidelis Insurance Group has also adopted negative screens to limit exposure to certain industries and activities in its fixed income investment portfolio. These include screens against holding securities of any issuers involved in thermal coal, oil and gas (though an issuer may derive up to 20% of its annual revenues from oil and gas) or arms (certain types of arms are completely excluded, others such as firearm sales are permitted to comprise up to 10% of annual revenues), and restrictions against those that fail animal welfare and for-profit prisons screens. As a result of such negative screens, Fidelis was able to limit the fixed income portfolio’s direct exposure to the securities of companies deriving revenues from fossil fuels to seven companies, which at December 31, 2023 comprised 0.7% of Fidelis Insurance Group’s fixed income portfolio. Furthermore, currently Fidelis Insurance Group has no direct exposure in its investment portfolio to energy companies and its exposure to corporate securities identified as “utilities” comprised 1.1% of the fixed income portfolio at December 31, 2023.

Additionally, we have taken action in each year since 2018 to more than offset our operational carbon emissions and we are committed to continuing to do so going forward. We partner with relevant industry specialists to calculate our carbon emissions.

Diversity, equity and inclusion are integral to Fidelis Insurance Group. We pursue a diversity, equity and inclusion strategy that includes accountability, representation, advancement, culture, outreach and fostering a sense of belonging for all our employees. We employ targeted recruiting strategies to identify a wide range of qualified candidates and partner with external agencies to advertise vacancies with the goal of increasing the hiring of women and ethnically diverse employees. Where available, we monitor certain diversity, equity and inclusion statistics (gender, ethnicity, age, marital status, religion, caring responsibilities and disability, each as provided by candidates on a voluntary basis) both at the outreach/interview stage and for our employee population so that we can see progress with respect to the composition of our qualified candidate pools. Comparative data on diverse candidate sourcing available to us demonstrates a diversity mix of approximately 48% female identifying applicants, and approximately 70% of applicants identifying as people of a diverse ethnicity. During the period from March 2023 to February 2024, approximately 82% of open roles for which the Company recruited achieved a short list including diverse candidates.

Our Business; Overview

Our business comprises three segments: “Specialty,” “Bespoke” and “Reinsurance.” We believe our strategy and capabilities allow us to take advantage of the opportunities presented by evolving (re)insurance markets and to proactively shift our business mix across market cycles to generate strong returns. We have built a diverse portfolio within our 11 lines of business across our three segments, serving numerous industries, types of exposure, and geographies.

The Specialty segment comprises a portfolio of Aviation and Aerospace, Energy, Marine, Property, Property D&F business and Other Specialty risks.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

The Bespoke segment is highly specialized in nature providing customized risk solutions for clients which includes Credit & Political Risk and Other Bespoke risk transfer opportunities.

The Reinsurance segment includes Property Reinsurance, Retrocession and Whole Account reinsurance.

Specialty

For the year ended December 31, 2023, the Specialty segment accounted for 62.6% of our GPW and 65.7% of our NPE with an underwriting ratio of 72.5% and a loss ratio of 48.5%. In 2023, the Specialty segment generated $331.1 million in underwriting income. GPW in the Specialty segment grew from $44.1 million for the year ended December 31, 2018 to $2.2 billion for the year ended December 31, 2023, a compound annual growth rate of 119.4%. During the period from 2018 to 2023, our average underwriting ratio was 68.1%. For the year ended December 31, 2023 our Specialty GPW grew to $2.2 billion compared to $1.6 billion for the year ended December 31, 2022. Our Specialty segment from 2018 to 2023 accounted for 6.4%, 12.1%, 36.6%, 40.0%, 53.6%, and 62.6%, respectively, of our GPW.

The Specialty segment comprises a portfolio of tailored risks across specialty business lines. “Hard” market conditions following years of compound rate increases across multiple business lines within the Specialty segment have provided opportunities for targeted growth and the ability to leverage leadership and scale. This, combined with long established relationships, has enabled Fidelis Insurance Group to build across specialty classes. Given the current market environment we have increasingly used our Specialty segment to deploy capital targeted to natural catastrophe exposure through the Property D&F line of business rather than through our Reinsurance segment. This allows a more selective approach to managing aggregate exposure. We further capitalized on market dislocations and associated rate increases in key classes such as Marine and Aviation and Aerospace to increase the amount of business written. Our Aviation and Aerospace, Property D&F and Marine businesses are among the leading franchise positions in the London market. The Specialty segment benefits from a program of reinsurance protections which are tailored across product lines. The program incorporates facultative covers as well as proportional and non-proportional treaties including aggregate, occurrence, per risk and parametric products such as cat bonds and industry loss warranties, which reduce the impact of frequency and severity claims, and protect capital.

Our Specialty segment provides us with access to more capital-efficient business and facilitates diversification of our exposures. In the Specialty segment, our underwriters work closely with TFP’s experts to develop collaborative relationships with brokers and clients and offer them the full suite of our existing products as well as working with them to innovate new product ideas. We have consistently demonstrated a sophisticated ability to adapt to constantly evolving market dynamics by developing specialized and tailored pricing and aggregation models while maintaining a disciplined underwriting approach. We typically seek out capacity-driven layers with attractive pricing, often focusing on dislocated markets, and look to ensure successful and sustainable growth in this segment through developing and maintaining an excellent broker network. This relationship-driven, flexible approach enables underwriters to identify additional underwriting opportunities from existing clients for providing cover on other related lines of business.

Bespoke

For the year ended December 31, 2023, the Bespoke segment accounted for 20.2% of our GPW and 20.5% of our NPE with an underwriting ratio of 61.9% and a loss ratio of 24.5%. In 2023, the Bespoke segment generated $143.2 million in underwriting income. GPW in the Bespoke segment grew from $320.5 million for the year ended December 31, 2018 to $720.4 million for the year ended December 31, 2023, a compound annual growth rate of 17.6%, despite our GPW in 2020 remaining at the same level as in 2019 due to a cautious approach to underwriting in light of political and economic uncertainties arising from the COVID-19 pandemic.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

During the period from 2018 to 2023, our average underwriting ratio was 59.8%. For the year ended December 31, 2023 our Bespoke GPW was $720.4 million compared to $795.7 million for the year ended December 31, 2022.

The Bespoke segment business focuses primarily on highly tailored, innovative and specialized products, where the buying motivation is often driven by regulatory capital relief, capital efficiency or transaction facilitation versus more traditional drivers of insurance needs. The portfolio includes policies covering Credit & Political Risk and Other Bespoke risk transfer opportunities, including political violence and terrorism, limited cyber reinsurance, tax liabilities, title, transactional liabilities and other bespoke solutions to fit our clients’ needs. Given the increased global conflict and national economies shifting further to intellectual property driven value, we believe that the Bespoke segment continues to see significant opportunity for beneficial pricing, terms and conditions and growth. The relationships we have formed with clients and brokers, the underwriting expertise required, and nature of the underlying risks create a higher barrier to entry and help us maintain our position as a leader in the industry. Typically, these lines do not follow the established (re)insurance cycle and are largely influenced by prevailing economic conditions at a given time. As such, these products require highly specialized pricing and other models tailored to the risk profile. For example, for certain significant risk transfer transactions, pricing is largely driven by counterparty credit quality which has low correlation with the current (re)insurance cycle and high correlation with the overall economy and macro events. As a result, Bespoke policies follow a different and diversified loss pattern relative to our Specialty and Reinsurance segments.

The Bespoke portfolio has several economic features that we believe are financially attractive. The contracts often have multi-year tenors, and the products are generally expected to have low and stable attritional loss ratios over the exposure period. The combination of longer tenor and lower expected loss experience creates the potential to capture additional embedded value as premiums are earned over the exposure period under U.S. GAAP. Additionally, the contracts are highly capital-efficient as these risks tend to have little or no correlation to peak natural catastrophe perils driving a higher return on equity than other lines. Furthermore, the contracts typically have customized provisions rather than standard market contractual provisions, creating opportunities to optimize pricing and establish proprietary, recurring relationships with clients. The custom and direct nature of the business have allowed us to lead on substantially all of our contracts creating tailored terms, conditions and pricing.

The Bespoke segment benefits from a program of reinsurance protections which are tailored across product lines. The program incorporates facultative covers as well as proportional and non-proportional treaties including aggregate, occurrence and per risk products, which reduce the impact of frequency and severity claims, and protect capital.

Reinsurance

For the year ended December 31, 2023, the Reinsurance segment accounted for 17.2% of our GPW and 13.8% of our NPE with an underwriting ratio of 36.5% and a loss ratio of 9.3%. In 2023, the Reinsurance segment generated $161.0 million in underwriting income. GPW in the Reinsurance segment grew from $328.0 million for the year ended December 31, 2018 to $617.3 million for the year ended December 31, 2023, a compound annual growth rate of 13.5%. During the period from 2018 to 2023, our average underwriting ratio was 76.9%. For the year ended December 31, 2023 our Reinsurance GPW was $617.3 million compared to $606.2 million for the year ended December 31, 2022. Our Reinsurance segment from 2018 to 2023 accounted for 47.3%, 45.7%, 41.7%, 38.7%, 20.1% and 17.2%, respectively, of our GPW.

Our Reinsurance segment consists of an actively managed, primarily residential property catastrophe reinsurance book, with closely controlled aggregates using FireAnt, TFP’s proprietary aggregation and analytics system, to monitor exposures in real time. The Reinsurance segment also includes property retrocession and a

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

limited amount of composite and multi-class asset reinsurance. In the context of excess of loss reinsurance products, we focus on underwriting attachment points largely exposed only to true catastrophe events. The portfolio is global in nature with a strong North American concentration and smaller exposures in Japan, Europe, Australasia and elsewhere throughout the world. The Reinsurance segment benefits from a program of retrocession protections which are tailored across product lines. The program incorporates proportional and non-proportional treaties including aggregate, occurrence and parametric products such as cat bonds and industry loss warranties, which reduce the impact of frequency and severity claims, and protect capital. We believe our strategy of pursuing closely controlled aggregates and focusing on residential portfolios in the Reinsurance segment helps keep volatility lower than a portfolio with a greater focus on commercial occupancies.

We benefit from TFP’s sophisticated analytics capabilities and live aggregation tools, excellent relationships with a blend of regional and nationwide carriers (both in the United States and internationally), and strong retail and wholesale broker relations in the distribution of our products. Since 2021, we have developed a view of risk informed by thorough analysis and discussions with weather and forecasting experts. We have concluded that the effects of climate change on perils such as hurricanes, convective storms, floods and wildfires are not currently represented adequately in current vendor models. As such, we have superimposed our own expectations of frequency and severity on third-party vendor models, to form a base for exposure and aggregation tracking.

We have taken proactive steps to reduce volatility and reshape our Reinsurance portfolio to focus only on clients with stronger financial and loss adjustment capabilities and the resources to adjust and manage high volumes of claims in-house. As a consequence, the property reinsurance portfolio was reduced in 2022 and remained at reduced levels throughout 2023. We are increasingly deploying reinsurance capital across large-scale, well-resourced national accounts away from smaller regional underwriters, who we believe are less able to adjust and manage large catastrophe events. We have reduced our exposure to the middle layers of treaty accounts which are more exposed to increased frequency and severity of losses as a result of climate change and secondary perils associated with floods and wildfires without commensurate increases in rates. We expect the impact of these changes to improve the quality of our natural catastrophe-exposed portfolios and reduce volatility. As ever, we will continue to leverage a nimble underwriting approach to adapt to constantly evolving market dynamics to source business when favorable market conditions are present. If there is an increase in property catastrophe rates, as well as favorable terms and conditions, we would intend to capitalize on those trends and dislocations.

Insurance Market Conditions

We believe we have significant market opportunities given our ability to innovate and adapt to evolving market conditions. Global economic and industrial development, population increases, greater product awareness and distribution, as well as inflation continue to drive increased need for insurance and reinsurance. The current insurance and reinsurance market environment has experienced a prolonged period of rate increases, structural enhancements and continued improvement of terms and conditions. In 2022, following a period of higher loss ratios due to the frequency and severity of catastrophes, many of our competitors reevaluated and reduced their catastrophe reinsurance business, leading to a decrease in available capacity and a hardening of rates, which persisted into 2023 across both property reinsurance and D&F lines. Specialty markets such as aviation, marine and cyber have seen significant rate hardening in recent years driven by underperformance and market and geopolitical uncertainty. We believe that this combination of factors is driving a sustainable and favorable market environment, with a focus on risk management, disciplined risk selection, improved terms and profitable business, which presents significant market opportunities for us. Property D&F pricing is at the mature phase of the cycle, with rating at the highest levels in the past two decades. Marine cargo prices are elevated and pricing in aviation lines remain hard. We believe the favorable rate environment should persist throughout 2024 across the lines of business on which FIHL focuses.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

We believe that the following prevailing factors will contribute to sustained pricing levels across multiple lines:

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Climate Change. The frequency and severity of catastrophes is rising as seen by the increases in catastrophe losses globally in more recent years, requiring rate increases to keep pace. The period between 2017 and 2023, for example, saw 67% more weather events in the United States that cost in excess of $1 billion and 59% higher losses caused by these severe events as compared to the period between 2011 and 2016. We believe that the impact of a warming climate and increased atmospheric moisture and changing weather patterns will result in increased frequency and severity of elemental catastrophe losses (elemental risks related to the elements i.e., weather related hail and storms etc.). 2023 was the warmest year on record and, despite no individual loss exceeding $7 billion, produced catastrophe losses of over $100 billion. The frequent incidence of annual industry-wide natural catastrophe losses in excess of $100 billion in the aggregate during the period from 2017 to 2023 has led us to reshape our portfolio and reduce our exposure to certain perils, thereby reducing the volatility traditionally associated with the property reinsurance classes. Many of our competitors have reevaluated their levels of premiums written against catastrophe reinsurance (see “Business—Competition”). Decreased participation created a lack of supply of reinsurance capacity causing upward pressure on price in the 2022 and 2023 renewal periods. The adjustment to terms, conditions and attachment points meant that due to the lack of significant catastrophe losses in 2023, most reinsurers were able to achieve improved terms. This market adjustment has led to more orderly and measured renewal conditions for 2024. However, given the continued frequency and severity of events, and the significant loss levels prior to 2023, we expect a level of discipline to remain, allowing TFP to underwrite select attractive policies on our behalf and position us to deliver strong risk-adjusted returns.

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Casualty. We believe reserves across the industry remain deficient for accident years from 2013 to 2019 given the levels of claims inflation and nuclear verdicts, with several casualty underwriters seeing prior year adverse developments. Additional concerns have arisen with respect to adequacy of reserves for more recent accident years 2021 to 2023. Further adverse developments and actual loss payouts may deplete competitors’ capital and impair their ability to underwrite. Given Fidelis Insurance Group has made the strategic decision not to write the traditional casualty classes such as general liability, financial lines, directors and officers, and errors and omissions, it is not affected by these potential capital constraining issues, which we believe provides us with a competitive advantage due to our continued position of strength.

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Cost Inflation. Numerous countries including the United States are experiencing inflation in wages, materials and parts. Real inflation for expert loss adjusters and building materials, exacerbated following a catastrophe, is causing an increase in loss costs for many insurers and complicating future estimates. This effect is increasing losses for multiple areas of the Excess & Surplus, Property & Casualty and reinsurance markets leading to rate increases and decreased appetite. Fidelis Insurance Group incorporates a specific cost inflation factor in its risk modeling to mitigate the effects of inflation. In addition, social inflation driven by changes in societal views on litigation aimed at insurers is a recent and developing risk highlighted by industry leaders and leading to larger claims. See Item 5. Operating and Financial Review and Prospects—D. Trend Information of the 2023 Annual Report.

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Geopolitical Tensions and Conflicts. The escalation of geopolitical tensions, including conflict in the Middle East and the ongoing Ukraine Conflict, has created uncertainty and potential losses for both global direct insurers and reinsurers. Some lines of business, exacerbated by war and armed conflict, are likely to see reduced supply and/or accelerated rate changes. Fidelis Insurance Group continues to monitor such geopolitical tensions and conflicts to determine the ultimate impact from lines of business which may be exposed.

We believe that these market conditions have led to compelling dislocated underwriting opportunities.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

Strengths

We believe that our competitive advantages are based on the following key strengths:

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High quality, mature and well positioned specialty insurance portfolio. We believe our scale achieved since inception and our access to TFP’s sophisticated underwriting analytics and technology platform provides us a competitive advantage. Since we started underwriting in 2015, we have grown our insurance book significantly through organic business expansion including through increased client penetration, new product development, long-term relationships and new reinsurance partnerships. Between 2018 and 2023, we had strong growth with a compound annual growth rate of 38.9% for GPW and compound annual growth rate of 44.5% for NPE. Our GPW continued to grow in the year ended December 31, 2023 to $3.6 billion compared with $3.0 billion in the year ended December 31, 2022.

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Strong premium growth in attractive lines capitalizing on market conditions. Our business comprises three segments: Specialty, Bespoke, and Reinsurance. We believe our strategy and capabilities allow us to take advantage of the opportunities presented by evolving (re)insurance markets and to proactively shift our business mix across market cycles to generate strong returns. We have built a diverse portfolio across our three segments serving numerous industries, types of exposure, and geographies. Within our 11 core lines of business we try to take lead positions where possible, and together with TFP, our ability to price and aggregate bespoke risks, adapt to evolving market dynamics in the specialty market, and continually optimize in reinsurance markets uniquely positions us to continue to grow a profitable portfolio. The breadth of our portfolio offering in conjunction with our strategic relationship with TFP also allows us to adjust line sizes and retention rates based on prevailing market conditions and achieve optimal economics for the overall portfolio. The three-segment strategy is central to our growth as it allows us to deliver attractive risk-adjusted returns to shareholders in the long term by managing through (re)insurance cycles and deploying to the most favorable market conditions across the three segments.

We focus on building first mover advantages across our markets. Our product portfolio evolves in response to client demand for tailored products and our market-driven, real-time assessment of risk.

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We have a nimble approach and focus on bottom line. We take pride in making reasoned decisions to actively enter and grow or reduce and exit specific lines of business as opportunity arises or diminishes. We believe our nimble approach and firm focus on bottom-line profitability (i.e., net income, as opposed to top-line growth) of each line of business is key to our strategy and success. Through our oversight of underwriting operations and participation at the UMCC, we are able to identify areas of underperformance quickly and work with our underwriting partners to remediate.

Our strategy is to increase line sizes where appropriate, take the lead in requiring rate changes and establish ourselves as the “go to” market for solutions through our in-force portfolio and new classes of specialty and bespoke products. Depending on market conditions, we exercise discretion in coordination with TFP, where applicable, to increase retention by reducing outwards quota shares to take further advantage of the continued hardening of rates. Similarly, we may also coordinate with TFP to increase line sizes as conditions warrant. We intend to grow specialty classes by writing meaningful line sizes to further push rate increases, achieve differential pricing through leadership and access new classes where there is significant market dislocation. We expect to grow our specialty and bespoke products through a combination of organic growth of our already well-established footprint, systematic cross-selling to clients and innovative new products while maintaining quality underwriting information, high-quality risk selection and multi-line aggregation tools and technology.

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Proven track record of delivering compelling combined ratios, supported by “First choice” access to one of the best underwriting teams in the industry. Fidelis Insurance Group has a proven track record of delivering profitable underwriting results, as evidenced through FIHL’s combined ratio. Between 2018 and 2023, Fidelis Insurance Group achieved strong underwriting performance with an average loss ratio of 45.1% and an average combined ratio of 85.8%. In the year ended December 31, 2023 our loss ratio was 38.1% and combined ratio was 82.1%, respectively.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

The performance of our business portfolio written by TFP is primarily driven by the capabilities of the TFP management team, led by Richard Brindle, who is the Chairman and CEO of TFP. Mr. Brindle brings 40 years of experience in the insurance industry and is known for his track record of outperformance across Lloyd’s syndicates and Lancashire under his leadership. We secured a long term agency relationship with TFP under the Framework Agreement, with right of first access to its underwriting business, and strong economic and strategic alignment between the two businesses.

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Robust capital position. We have a strong balance sheet and are committed to preserving our financial strength. At December 31, 2023, our total assets were $10.0 billion and our cash and cash equivalents, restricted cash and cash equivalents, and investments totaled $4.3 billion, primarily highly rated, liquid fixed maturity assets. Our $3.0 billion total capitalization as of December 31, 2023 (which comprises shareholders’ equity plus preference securities and long term debt) provides us with the flexibility to engage in attractive underwriting opportunities and scale quickly when market conditions warrant increased business.

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Highly experienced management team. Our management team consists of industry veterans with many years of relevant experience in insurance, providing FIHL with the necessary functional support, supplemented by the services stipulated under the Framework Agreement and Inter-Group Services Agreement. We are led by Mr. Daniel Burrows, who, prior to joining Fidelis Insurance Group in 2015, was the co-CEO of Aon Benfield’s Global Re Specialty (“GRS”) division. Prior to assuming the CEO role at FIHL, Mr. Burrows had been leading Fidelis Insurance Group’s Bermuda operations and was most recently the Executive Chairman of FIBL and Group Managing Director. The other members of the management team are a mix of experienced individuals who have had held key roles at Fidelis Insurance Group and have long histories of working with TFP, along with other experienced professionals from other industry peers.

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Embedded ESG initiatives that are core to our business. Fidelis Insurance Group is committed to working together with TFP to implement standards for ESG matters. TFP incorporates an ESG assessment into its underwriting on our behalf and is continually refining its process for reviewing individual insurance risks. TFP in the U.K. market has promoted the use of a forced labor clause prohibiting the use of any form of forced labor in marine cargo business and is cooperating with the U.K. Independent Anti-Slavery commissioner and Anti-Slavery International, a non-profit organization to develop a commitment to which insurers and brokers can sign up.

Fidelis Insurance Group and TFP are both members of ClimateWise. The ClimateWise Principles require members to disclose their assessment of the risks and opportunities of climate change and are aligned with the Task Force on Climate-related Financial Disclosure framework. Further, TFP was a founding member of The Poseidon Principles on Marine Insurance, which pledges a net zero marine hull insurance portfolio by 2050. We actively support the transition to a net zero global economy by making renewable energy one of our classes of underwriting through TFP, including the construction of offshore wind turbine farms.

We maintain underwriting and investment restrictions that align with our ESG principles as well as those principles that are consistent with leading to long-term value, such as excluding a number of sectors that we believe pose risks of harm to people, animals and the environment. Furthermore, FIHL’s investment portfolio is managed in a manner that is consistent with Fidelis Insurance Group’s sustainability principles and its ESG objectives. The fixed maturity portfolio has a minimum requirement for investments that meet ESG thresholds, prohibits investing in issuers with poor ESG ratings, and restricts exposure to certain industries and behaviors.

Further, our Enterprise Resource Group (the “ERG”) works to enhance employee engagement by providing opportunities that match their workplace values. We believe that this voluntary, employee-driven initiative encourages community, support, and advocacy, involving diversity, equity, inclusion, employee

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engagement, environmental concerns, and philanthropy. In 2024, the ERG is prioritizing charitable causes aligned with our company values and community impact, which we hope to result in impactful grants, more cultural exchanges, and enhanced educational resources on diversity.

Our Strategy

We are set up to be nimble, thoughtful, and efficient decision-makers and we believe that we are able to respond quickly to an ever-changing world and a constantly evolving marketplace. We believe these attributes allow us to target opportunities that we expect to offer a compelling balance of risk and reward that creates value through the cycle by delivering consistent returns to shareholders. We intend to continue to scale our business when favorable market conditions are present, pursue prudent capital management and profitable underwriting on a loss ratio and combined ratio basis, and through the cycle targeting a mid to high 80s% combined ratio and an Operating ROAE of approximately 13.0% to 15.0%. Given where the market is, for 2024 (assuming normal loss experience) we expect to again deliver returns above this long-term target in the 14% to 16% range.

Our strategy involves the following:

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Profitable underwriting. We will continue to focus on underwriting profitably through (re)insurance cycles. As our insurance portfolio matures and scales, we believe we will also have an opportunity to increase our underwriting leverage. We seek to direct capital to attractively priced opportunities based on market conditions to address client needs.

We seek to manage volatility over the cycle in our underwriting result by writing a balanced and diversified portfolio of predominantly specialty business, maintaining strict underwriting and pricing discipline and strategic reinsurance protection. Our strategy has frequently generated better risk-adjusted returns than many of our competitors who focus on specific niches exclusively or have large exposure to natural catastrophe reinsurance. We have taken measures to actively manage and in many cases reshape our natural catastrophe exposure in light of greater severity and frequency of catastrophe events and concerns around global climate change.

We leverage our relationship with TFP to continue disciplined underwriting with the use of TFP’s integrated technology solutions, including monitoring real-time market conditions to best capture unique opportunities. TFP’s daily processes, which we actively participate in, will enable it, on our behalf, to maintain a live, dynamic picture of the current underwriting environment that drives daily underwriting decisions, including the daily UMCCs. We believe that our risk selection as a result of these processes should allow us to deploy significant line sizes that in turn allow us to be a “rate maker” rather than a “rate taker.”

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Expand our presence in the specialty insurance market. The Specialty segment has benefited from a hard pricing environment over recent years which has generated profitable growth. To take advantage of mature hard market conditions, following year-on-year compound rate increases across specialty lines we will seek to grow our top-line income and maintain leading market positions that facilitate differential pricing terms and conditions through a disciplined and nimble approach to underwriting in conjunction with carefully selected best-in-class underwriting partners. We expect to continue to leverage our access to TFP’s long-standing and trusted relationships with brokers and clients, built over the years by key executives, some of whom have almost 40 years of experience in insurance, both specialty and bespoke markets. The continued access to such long-standing and trusted relationships coupled with TFP’s extensive expertise will provide significant opportunity to quote, underwrite and bind attractive niche specialty insurance policies in an efficient manner. By leveraging the UMCC, where all lines of business are considered in real time, we expect to be able to pivot quickly to the most attractive opportunities. By focusing on markets in which we have expertise and in which we can provide innovative new products, we believe we have a strong ability to capture profitable business.

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A recent example of such innovation is the cooperation between Fidelis Insurance Group and TFP to launch Itasca MGA, an aviation-focused managing general agent (“MGA”) of Pine Walk, a wholly owned subsidiary of TFP. Itasca MGA specializes in underwriting, structuring and managing risks associated with secured commercial aviation financing. We believe with the experience and expertise of the Itasca MGA team and their partnerships with established market participants that they are positioned to become one of the key solution providers for global airlines and the broader aviation market.

Furthermore, in March 2024, Fidelis Insurance Group jointly announced with TFP the launch of Syndicate 3123. Fidelis Insurance Group’s participation in Syndicate 3123 includes a 9.9% contribution of Syndicate 3123’s total capital requirement for the second half of 2024, and a variable quota share of the book of business underwritten by Syndicate 3123. TFP is also contributing 9.9% of Syndicate 3123’s capacity, further demonstrating alignment of interest between the parties, with individual members at Lloyd’s and other investors providing the remainder of the capital requirements.

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Manage and develop strategic partnerships. We aim to optimize underwriting results via comprehensive management and oversight of our strategic underwriting partners. Our business model enables us to focus on building relationships with first in class underwriting teams while also achieving operational excellence through collaboration, enhanced efficiencies and effective oversight processes.

We have an exclusive right of first access to TFP’s underwriting business during the term of the Framework Agreement. Based on Fidelis’ historical experience, we expect this long-term partnership to deliver strong returns to our shareholders, primarily driven by our underwriting results. We aim to be good stewards of capital by effectively balancing capital deployment across market opportunities with capital distributions to our shareholders.

Subject to the exclusivity obligations set out in the Framework Agreement (see Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Framework Agreement—Exclusivity, Rights of First Offer and Rights of First Refusal of the 2023 Annual Report), we continue to explore additional avenues for the deployment of capital into new underwriting opportunities by targeting strategic partners across lines of business which support our growth strategy, in order to achieve diversification and meet return criteria.

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Uphold a strong balance sheet. We believe as interest rates remain elevated, we will continue to have opportunities to earn a higher yield while maintaining an appropriately conservative investment portfolio to support our business. We maintain robust procedures for setting our reserves for losses and loss adjustment expenses and actively managing risk in our portfolio. From January 1, 2018 to December 31, 2023, we had net favorable prior year reserve development of $192.6 million from our reserves for losses and loss adjustment expenses. We believe a robust balance sheet best positions us to be a provider of choice for policyholders and take advantage of large or sudden market pricing dislocations.

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Active capital management. We invest and manage our capital proactively with a goal of maximizing value for our shareholders by growing book value, generating consistent returns and optimizing capital management. We maintain a strong, highly rated balance sheet with total capital of $3.0 billion as of December 31, 2023. We have had net favorable prior year reserve development every year since inception, demonstrating our consistent and prudent approach to reserving. In addition, our focus is on short-tail lines with carefully managed catastrophe exposure and no longer tail casualty business. This approach, and our minimal exposure to social inflation risk, reinforces our confidence that we can avoid meaningful reserve volatility moving forward. Further, we continue to strategically use reinsurance, including our 20% whole account quota share with Travelers that recently renewed for a second year, as a flexible and aligned source of capital.

Looking ahead, our primary focus remains capitalizing on the attractive growth opportunities to deliver profitable returns while also continuing to explore ways to optimize our capital structure and create value for shareholders. Our strategic capital management priorities include: allocating capital back into the

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business and deploying capital into attractive underwriting opportunities; reassessing our outwards reinsurance purchasing program; and returning capital to shareholders through a combination of our recently announced share repurchase program and dividend policy.

•

Foster a strong employee culture: Operate a supportive and respectful performance led culture of openness, honesty, challenge and inclusiveness. Key to our strategy is the development of a culture that reflects the shared values, behaviors and standards that contribute to a workplace environment which encourages and supports performance and ethical behaviors. Our employee values are as follows:

•

Autonomy: Fidelis Insurance Group cultivates a culture of empowerment, accountability and self-direction within our organization. We foster an environment where individuals have the freedom to exercise their judgement, set ambitious goals, and work towards achieving them in ways that they deem most effective.

•

Connected: We foster an inclusive and community orientated culture which recognizes that strength lies in unity and a shared sense of purpose among all stakeholders. We recognize that our purpose is to create tangible benefit for customers, shareholders and society at large, reflecting a commitment to ethical and socially responsible business practices.

•

Expert: Our Group values expertise, encourages intellectual curiosity and fosters a dynamic environment where individuals can push boundaries to explore new possibilities. We cultivate a culture of creative thinking, experimentation with new ideas, and a willingness to embrace change to drive progress and innovation within our organization.

Summary Risk Factors

Investing in the Common Shares involves risks. Prospective investors should carefully consider the risks described in “Risk Factors,” below and in Item 3. Key Information—D. Risk Factors of the 2023 Annual Report, as well as other information contained in this prospectus before making an investment decision. Any of the factors set forth under “Risk Factors” and in Item 3. Key Information—D. Risk Factors of the 2023 Annual Report could materially adversely affect our business, financial condition, results of operations or cash flows and could impact any forward-looking statements. Prospective investors should note that such risks are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect us in the future. Among these important risks are the following:

•	the inherent uncertainties of modeling and reserving processes on which we rely and failure of any risk management and loss limitation methods we employ;

•	the impact of epidemics, pandemics or any other public health crises, including the COVID-19 pandemic;

•	the impact of current global economic, inflationary and geopolitical environment, the Ukraine Conflict and the conflict in the Middle East, as well as changing climate conditions;

•	the level of success of our acquisition and investment strategies;

•	the high level of competition and consolidation in our industry;

•	a downgrade or withdrawal of, or other negative action relating to, the financial strength rating(s) by insurance rating agencies;

•	loss of business reputation or negative publicity, including as a result of litigation or coverage disputes;

•	our ability to retain and recruit key personnel;

•	industry and market conditions, volatility and developments, which could impact our investment portfolio;

•	our ability to adjust to developments in the legal, economic, tax or regulatory environment;

•	the volatile, unpredictable and highly cyclical nature of the industry in which we operate;

18

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

•	technology breaches or failures, including those resulting from malicious cyber-attacks;

•	data protection failures;

•	our exposure to low frequency, high severity events;

•	the impact of any deterioration or termination of our relationship with TFP; and

•	our reliance on third parties for certain critical business operations.

Our Corporate Structure

The following chart presents a simplified summary overview of the corporate structure for Fidelis Insurance Group, which, other than the percentage ownership changes noted at note (1) below, will remain unchanged following the consummation of this offering.

(1)

See “Principal and Selling Shareholders” for detail of the percentage ownership of FIHL prior to this offering, as well as the percentage ownership of FIHL following the consummation of this offering by each of TFP HoldCo, the Founders, certain other institutional investors, management and other existing shareholders.

(2)

FUL is a limited liability company incorporated in England and Wales, authorized by the Prudential Regulation Authority (the “PRA”), and supervised by the Financial Conduct Authority (the “FCA”) and the PRA as an insurer.

(3)	FIBL is a limited liability company incorporated in Bermuda, authorized and supervised by the BMA as an insurer.
(4)	FIHL (UK) Services is a limited liability company incorporated in England and Wales and is the service company of Fidelis Insurance Group. FIHL (UK) Services also has a branch in Ireland.
(5)	FEHL is a limited liability company incorporated in England and Wales.
(6)	FIID is a designated activity company incorporated in Ireland, authorized and supervised by the Central Bank of Ireland (the “CBI”) as an insurer.

Director Nomination Rights

Under the terms of the Amended and Restated Common Shareholders Agreement, TFP HoldCo and certain of the existing major investors in FIHL are entitled to nominate representative directors to the Board, so long as

19

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

they each beneficially own a specified minimum percentage of our Common Shares. Under the terms of the Amended and Restated Common Shareholders Agreement, the right to nominate one individual (a “Nominee”) to serve as a director on the Board is afforded to each of the Crestview Funds (as defined below, see “Principal and Selling Shareholders”), CVC Falcon Holdings Limited (“CVC”) and Pine Brook Feal Intermediate L.P. (“Pine Brook”) (each a “Founder” and together, the “Founders”) and to TFP HoldCo, so long as they each beneficially own a specified minimum percentage of our Common Shares. Under the terms of the Amended and Restated Common Shareholders Agreement, if a Nominee is not appointed or elected to the Board because of such person’s death, disability, disqualification, withdrawal as a Nominee, failure to be elected or for another reason is unavailable or unable to serve on the Board, the applicable nominating Founder or TFP HoldCo shall be entitled to designate promptly another Nominee, the director position for which the original Nominee was nominated shall not be filled pending such designation and FIHL shall use commercially reasonable efforts and consistent with the NYSE corporate governance standards to cause the Board to promptly fill the vacancy with such successor Nominee.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

The Offering

Common Shares offered by the Selling Shareholders	Common Shares

Common Shares outstanding after this offering	Common Shares

Underwriters’ option to purchase additional Common Shares from the Selling Shareholders	The Selling Shareholders have granted the underwriters an option to purchase up to an additional Common Shares at the public offering price less underwriting discounts and commissions, for 30 days after the date of this prospectus.

Use of proceeds	The Selling Shareholders will receive all of the net proceeds from the sale of the Common Shares offered pursuant to this prospectus. We are not selling any Common Shares under this prospectus and will not receive any of the proceeds from the sale of our Common Shares in this offering, including from any exercise by the underwriters of their option to purchase additional Common Shares.

Dividend Policy	Any decision to declare and pay dividends in the future will be made at the sole discretion of our Board and will depend on various factors. See “Dividend Policy.”

NYSE Symbol	FIHL

Risk Factors	See “Risk Factors” beginning on page 25 of this prospectus and the risk factors included in Item 3. Key Information—D. Risk Factors of the 2023 Annual Report, as well as other information included in this prospectus, for a discussion of factors you should carefully consider before deciding to invest in our Common Shares.

Except as otherwise indicated, the number of Common Shares outstanding after this offering:

•	excludes 3,252,154 Common Shares reserved for issuance under our long-term 2023 share incentive plan (the “Long-Term Incentive Plan”) as of April 26, 2024;

•	excludes 1,660,965 Common Shares underlying restricted share unit awards granted under the Long-Term Incentive Plan as of April 26, 2024; and

•	assumes the underwriters’ option to purchase additional Common Shares from the Selling Shareholders will not be exercised.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

SUMMARY FINANCIAL AND OPERATING DATA

The tables below present summary financial and operating data at, and for, the periods indicated. The following information is only a summary and should be read in conjunction with Item 5. Operating and Financial Review and Prospects and Item 18. Financial Statements of the 2023 Annual Report.

The summary balance sheet data at December 31, 2023 and 2022 and the summary statement of operations data for the years ended December 31, 2023, 2022 and 2021 have been derived from our audited consolidated financial statements and the related notes thereto, incorporated by reference from the 2023 Annual Report. We have included, in our opinion, all adjustments necessary to state fairly our results of operations for those periods.

These historical results are not necessarily indicative of the results that may be expected for any future period.

SUMMARY STATEMENT OF OPERATIONS DATA

	Year ended December 31,
	2023	2022	2021
	($ in millions)
Revenues
Gross premiums written	$3,579.0	$3,018.1	$2,800.8
Reinsurance premiums ceded	(1,442.4)	(1,159.7)	(1,194.2)

Net premiums written	2,136.6	1,858.4	1,606.6
Change in net unearned premiums	(304.0)	(357.9)	(446.9)

Net premiums earned	1,832.6	1,500.5	1,159.7
Net realized and unrealized investment gains/(losses)	4.9	(33.7)	13.5
Net investment income	119.5	40.7	20.6
Other income	0.1	1.9	1.0

Total revenues before net gain on distribution of TFP	1,957.1	1,509.4	1,194.8

Net gain on distribution of The Fidelis Partnership	1,639.1	—	—

Total revenues	3,596.2	1,509.4	1,194.8

Expenses
Losses and loss adjustment expenses	698.8	830.2	696.8
Policy acquisition expenses (includes The Fidelis Partnership commissions of $225.3 (2022: $nil and 2021: $nil))	723.8	384.4	250.1
General and administrative expenses	82.7	165.5	130.7
Corporate and other expenses	4.1	20.5	2.7
Net foreign exchange (gains)/losses	4.1	(6.8)	0.4
Financing costs	35.5	35.5	35.4

Total expenses	1,549.0	1,429.3	1,116.1

Income before income taxes	2,047.2	80.1	78.7

Income tax (expense)/benefit	85.3	(17.8)	(0.4)

Net income	2,132.5	62.3	78.3

Net income attributable to non-controlling interests	—	(9.7)	(10.0)

Net income available to common shareholders	$2,132.5	$52.6	$68.3

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

SUMMARY BALANCE SHEET DATA

	At December 31,
	2023	2022
	($ in millions)
Total investments	$3,341.4	$2,425.0

Cash and cash equivalents and restricted cash and cash equivalents	964.1	1,407.9

Reinsurance balances
Reinsurance balance recoverable on paid losses	182.7	159.4
Reinsurance balance recoverable on reserves for losses and loss expenses	1,108.6	976.1
Deferred reinsurance premium	1,061.4	823.7
Premiums and other receivables	2,209.3	1,862.7
Other assets	1,160.6	657.7

Total assets	10,028.1	8,312.5

Liabilities, and shareholders’ equity

Liabilities
Reserves for losses and loss adjustment expenses	2,448.9	2,045.2
Unearned premiums	3,149.5	2,618.6
Reinsurance balances payable	1,071.5	1,057.0
Long term debt	448.2	447.5
Preference securities	58.4	58.4
Other liabilities	401.8	98.7

Total liabilities	7,578.3	6,325.4

Commitments and contingencies

Shareholders’ equity
Total shareholders’ equity including non-controlling interests	2,449.8	1,987.1

Total liabilities and shareholders’ equity	10,028.1	8,312.5

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

OTHER DATA

	Year ended December 31,
	2023	2022	2021
	($ in millions, except for per share amounts)
Loss ratio(1)	38.1%	55.3%	60.1%
Policy acquisition expenses (third party) ratio(2)	27.2%	25.6%	21.6%
Underwriting ratio(3)	65.3%	80.9%	81.7%
The Fidelis Partnership commissions ratio(4)	12.3%	—%	—%
General and administrative expenses ratio(5)	4.5%	11.0%	11.3%
Combined ratio(6)	82.1%	91.9%	93.0%
Net realized and unrealized investment gains/(losses)	$4.9	$(33.7)	$13.5
Net investment return(7)	$124.4	$7.0	$34.1
Debt to total capitalization ratio(8)	17.1%	20.3%	20.0%
Fully diluted book value per share(9)	$20.69	$9.91	$10.05
ROAE(10)	96.3%	2.6%	3.4%
Operating ROAE(11)(12)	18.8%	4.5%	2.9%

(1)	Calculated by dividing losses and loss adjustment expenses by NPE.
(2)	Calculated by dividing policy acquisition expenses (third party) by NPE.
(3)

Calculated by dividing losses and loss adjustment expenses and policy acquisition expenses (third party) by NPE, or equivalently, by adding the loss ratio and the policy acquisition expenses (third party) ratio.

(4)	Calculated by dividing TFP commission expenses by NPE.
(5)	Calculated by dividing general and administrative expenses by NPE.
(6)

Calculated by adding losses and loss adjustment expenses, policy acquisition expenses and general and administrative expenses by NPE, or equivalently, by adding the underwriting ratio, TFP commissions ratio and general and administrative expenses ratio.

(7)	Net investment return includes net investment income plus net realized and unrealized investment gains and losses.
(8)

Ratio, in percent, of total long-term debt and preference securities to total capitalization. The total capitalization comprises shareholders’ equity including non-controlling interests plus total long-term debt and preference securities.

(9)

Represents the equity attributable to Fidelis Insurance Group Common Shareholders divided by the sum of the Common Shares outstanding and the dilutive impact of “in the money” outstanding warrants and RSUs

(10)	Calculated by dividing net income by average common shareholders’ equity.
(11)	Calculated as operating net income divided by adjusted average common shareholders’ equity.
(12)

Operating ROAE is a non-GAAP measure. See Item 5. Operating and Financial Prospects—A. Operating Results—Performance Measures and Non-GAAP Financial Measures of the 2023 Annual Report for a reconciliation to the most directly comparable financial measures stated in accordance with U.S. GAAP.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

RISK FACTORS

Investing in the Common Shares involves risks. Prospective investors should carefully consider the risks described below and those discussed in Item 3. Key Information—D. Risk Factors of the 2023 Annual Report which is incorporated by reference in this prospectus, as well as other information contained in this prospectus before making an investment decision. The risks described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect us in the future. Any of the following risks could materially adversely affect our business, prospects, financial condition, results of operations or cash flows and could impact any forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.” In such case, the trading price of the Common Shares may decline and investors may lose all or part of their original investments.

Risks Relating to the Common Shares and this Offering

The price per Common Share may change significantly following this offering, and investors may not be able to resell their Common Shares at or above the price they paid or at all, and investors could lose all or part of their investment as a result.

The Selling Shareholders and the underwriters will negotiate the offering price of the Common Shares to be offered pursuant to this prospectus. Investors may not be able to resell their Common Shares at or above the offering price due to a number of factors, such as those listed in this “Risk Factors” section, and Item 3. Key Information—D. Risk Factors of the 2023 Annual Report and the following:

•	comments by securities analysts or other third parties, including blogs, articles, message boards, social media and other media;

•	occurrence of a large catastrophic loss;

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of Fidelis Insurance Group’s competitors compared to market expectations;

•	changes in expectations as to Fidelis Insurance Group’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	changes in market valuations of, or earnings and other announcements by, companies in the (re)insurance industry;

•	declines in the market prices of stocks generally, particularly those in the (re)insurance industry;

•	announcements by Fidelis Insurance Group or its competitors of significant contracts, new products or technologies, acquisitions, joint ventures, other strategic relationships or capital commitments;

•	changes in general economic or market conditions or trends in the (re)insurance industry or the economy as a whole and, in particular, in the softening of rates;

•	changes in business or regulatory conditions which adversely affect the (re)insurance industry, Fidelis Insurance Group or TFP;

•	future issuances, exchanges or sales, or expected issuances, exchanges or sales of the Common Shares or other securities of FIHL;

•	investor perceptions, of or the investment opportunity associated with, the Common Shares relative to other investment alternatives;

•	the market’s reaction to Fidelis Insurance Group’s outsourced underwriting arrangements with TFP, which is a novel structure among Fidelis Insurance Group’s peers;

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

•	the market’s reaction to Fidelis Insurance Group’s reduced disclosure and other requirements as a result of being treated as a “foreign private issuer”;

•	the public’s response to press releases or other public announcements by Fidelis Insurance Group or third parties, including Fidelis Insurance Group’s filings with the SEC;

•	guidance, if any, that Fidelis Insurance Group provides to the public, any changes in this guidance or Fidelis Insurance Group’s failure to meet this guidance;

•	the development and sustainability of an active trading market for our Common Shares; and

•	other events or factors, including those resulting from informational technology system failures and disruptions, natural disasters, war, acts of terrorism or responses to these events.

Furthermore, the stock market has experienced and is likely to continue to experience extreme volatility and significant price and volume fluctuations that, in some cases, have been and may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our Common Shares, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our Common Shares continues to be low. The Common Shares began trading on the NYSE on June 28, 2023 and as such, are newly listed, have a limited public float and a short trading history to date.

Following periods of market volatility, shareholders in U.S. listed groups from time to time may institute securities class action litigation. If Fidelis Insurance Group were to become involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

If securities or industry analysts do not publish research or reports about Fidelis Insurance Group’s business or if they downgrade the Common Shares or the (re)insurance industry generally, or if there is any fluctuation in Fidelis Insurance Group’s ratings, the price of the Common Shares and trading volume could decline.

The trading market for our Common Shares relies in part on the research and reports that industry or financial analysts publish about Fidelis Insurance Group and its business. Fidelis Insurance Group does not control these analysts. Furthermore, if one or more of the analysts who do cover Fidelis Insurance Group downgrade the Common Shares or the (re)insurance industry, or the stock of any of Fidelis Insurance Group’s competitors, or publish inaccurate or unfavorable research about Fidelis Insurance Group’s business, the price of Common Shares could decline. If one or more of these analysts stop covering Fidelis Insurance Group or fail to publish reports on it regularly, we could lose visibility in the market, which in turn could cause the price or trading volume of the Common Shares to decline.

Additionally, any fluctuation in Fidelis Insurance Group’s ratings may impact Fidelis Insurance Group’s ability to access debt markets in the future or increase the cost of future debt, which could have a material adverse effect on Fidelis Insurance Group’s operations and financial condition, which in return may adversely affect the trading price of the Common Shares.

If FIHL, the Selling Shareholders or other existing shareholders sell additional Common Shares after this offering or are perceived by the public markets as intending to sell additional Common Shares, the market price of the Common Shares could decline.

The sale of Common Shares in the public market by the Company in a primary offering or its existing shareholders in a secondary offering, including sales pursuant to this prospectus, or the perception that such sales could occur, could harm the prevailing market price of the Common Shares. Such sales, the perception that the holders of a large number of Common Shares intend to sell Common Shares or the possibility that such sales may occur, also might make it more difficult for FIHL to sell Common Shares in the future at a time and at a

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

price that it deems appropriate. Sales or resales of a substantial number of Common Shares in the public market could occur at any time and may cause the market price of our securities to drop significantly, even if our business is doing well. We are unable to predict the effect that such sales may have on the prevailing market price of the Common Shares.

All of our Common Shares currently outstanding, including the Common Shares sold in this offering, are freely tradable without restriction or further registration under the Securities Act so long as they are held by persons other than our “affiliates,” as that term is defined under Rule 144 of the Securities Act, and certain executives of Fidelis Insurance Group and TFP. Certain existing holders of our Common Shares, who are also our “affiliates” as that term is defined under Rule 144 of the Securities Act, have registration rights, pursuant to the Registration Rights Agreement, subject to some conditions, to require us to file registration statements covering the sale of their Common Shares or to include their Common Shares in registration statements that we may file for ourselves or other shareholders in the future. In the event that we register the Common Shares for the holders of registration rights, they can be freely sold in the public market upon issuance. See “Shares Eligible for Future Sales,” as well as Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions and Item 19. Exhibits—Exhibit 2.1 Description of Securities of the 2023 Annual Report.

The Common Shares being offered pursuant to this prospectus by the Selling Shareholders represent approximately      % of FIHL’s outstanding Common Shares as of      , 2024. As restrictions on resale end and certain lock-up agreements entered into in relation to the initial public offering of Common Shares expire, the volatility of the market price of the Common Shares could increase or a significant reduction of the market price of the Common Shares could occur if the holders sell such Common Shares or are perceived by the market as intending to sell such Common Shares. These factors could also make it more difficult for us to raise additional funds through offerings of Common Shares or other securities.

A decline in the price of our Common Shares may impede our ability to raise capital through the issuance of additional Common Shares or other equity securities. See “Shares Eligible for Future Sales” and Item 19. Exhibits—Exhibit 2.1 Description of Securities of the 2023 Annual Report.

Future offerings of debt or equity securities which would rank senior to the Common Shares may adversely affect the market price of the Common Shares.

If, in the future, FIHL decides to issue debt or equity securities that rank senior to the Common Shares, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting Fidelis Insurance Group’s operating flexibility. Additionally, any convertible or exchangeable securities that FIHL may issue in the future may have rights, preferences and privileges more favorable than those of the Common Shares and may result in dilution to owners of the Common Shares. FIHL and, indirectly, its shareholders, will bear the cost of issuing and servicing such securities.

Fidelis Insurance Group takes a proactive approach to capital management based on opportunities presented and sought out. Fidelis Insurance Group may therefore seek to raise additional funds through opportunistic financings in order to take advantage of market conditions and opportunities to write more business. FIHL may raise such funds by issuing further securities including equity and debt, whether senior or subordinated in ranking.

Because the decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond Fidelis Insurance Group’s control, Fidelis Insurance Group cannot predict or estimate the amount, timing or nature of such future offerings. Thus, holders of Common Shares will bear the risk of future offerings reducing the market price of the Common Shares and diluting the value of their holdings in FIHL.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

We are currently listed on the NYSE. If we are unable to maintain listing of the Common Shares on the NYSE or any stock exchange, our stock price could be adversely affected and the liquidity of the Common Shares and our ability to obtain financing could be impaired and it may be more difficult for our shareholders to sell their Common Shares.

Although our Common Shares are currently listed on the NYSE, we may not be able to continue to meet the NYSE’s minimum listing requirements or those of any other national securities exchange. The listing rules of the NYSE require listed issuers to comply with certain standards in order to remain listed on its exchange. If, for any reason, we should fail to maintain compliance with these listing standards and the NYSE should delist the Common Shares from trading on its exchange and we are unable to obtain listing on another national securities exchange, a reduction in some or all of the following may occur, each of which could have a material adverse effect on our shareholders:

•	the liquidity of the Common Shares;

•	the market price of the Common Shares;

•	our ability to obtain financing for the continuation of our operations;

•	the number of investors that will consider investing in the Common Shares;

•	the number of market makers in the Common Shares;

•	the availability of information concerning the trading prices and volume of the Common Shares; and

•	the number of broker-dealers willing to execute trades in the Common Shares.

28

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

USE OF PROCEEDS

The Selling Shareholders will receive all of the net proceeds from the sale of the Common Shares offered pursuant to this prospectus. We are not selling any Common Shares under this prospectus and will not receive any proceeds from the sale of Common Shares, including from any exercise by the underwriters of their option to purchase additional Common Shares. The Selling Shareholders participating in this offering are described under the section titled “Principal and Selling Shareholders.”

29

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

DIVIDEND POLICY

The declaration, amount and payment of any dividends on our Common Shares will be at the sole discretion of the Board, which may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, including restrictions under any of our then outstanding indebtedness, and such other factors as the Board may deem relevant. If we elect to pay dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time. At the Board’s discretion, we declare and pay a dividend quarterly on the Series A Preference Securities, which rank senior to and have priority over the Common Shares. The Board approved a dividend of $225.00 per Series A Preference Security with a record date of February 15, 2024, paid on March 15, 2024. For a more detailed description of the Series A Preference Securities see Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions of the 2023 Annual Report.

On February 29, 2024, we announced (i) the adoption of a dividend program for the Common Shares under which FIHL intends to pay a quarterly cash dividend and (ii) an initial dividend to be paid pursuant to the dividend program, in an amount of $0.10 per Common Share, which was paid on March 29, 2024 to holders of Common Shares of record on March 15, 2024.

FIHL is a holding company and, as such, has no substantial operations of its own. FIHL does not expect to have any significant operations or assets other than ownership of the shares of operating subsidiaries. Dividends and other permitted distributions and loans from operating subsidiaries are expected to be the sole source of funds to meet ongoing cash requirements, including payment of dividends to shareholders holding Series A Preference Securities, debt service payments and other expenses and to pay dividends, if any, to holders of the Common Shares. Fidelis Insurance Group’s operating subsidiaries are subject to significant regulatory restrictions limiting their ability to declare and pay dividends and make loans to other Group companies. FIHL’s ability to pay dividends on Common Shares is also dependent on the availability of distributable reserves. In addition, FIHL’s ability to pay dividends is subject to the restrictive covenants of our existing and outstanding indebtedness and may be limited by covenants of any future indebtedness we incur.

30

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are intended to enhance the reader’s ability to assess our future financial and business performance. These statements are based on the beliefs and assumptions of our management, and are subject to known and unknown risks and uncertainties. Generally, statements that are not about historical facts, including statements concerning our possible or assumed future actions or results of operations, are forward-looking statements. Forward-looking statements include, but are not limited to, statements that represent our beliefs, expectations or estimates concerning future operations, strategies, financial results or performance, financings, investments, acquisitions, expenditures or other developments and anticipated trends and competition in the markets in which we operate.

Forward-looking statements can also be identified by the use of forward-looking terminology such as “may,” “believes,” “intends,” “anticipates,” “plans,” “estimates,” “targets,” “potential,” “will,” “can have,” “likely,” “continue,” “expects,” “should,” “could” or similar expressions. Forward-looking statements are not guarantees of performance and we caution prospective investors not to rely on them. We qualify all of our forward-looking statements by these cautionary statements, because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change. Actual results or other outcomes could differ materially from those expressed or implied in our forward-looking statements, as a result of several factors, including the following:

•

changes to our strategic relationship with TFP HoldCo or the termination by TFP HoldCo or any of its subsidiaries of any of the Framework Agreement, the Delegated Underwriting Authority Agreements or the Inter-Group Services Agreement;

•	market sentiment amongst clients, brokers and reinsurers and other trading partners to our strategic relationship with TFP HoldCo;

•	our dependence on the Delegated Underwriting Authority Agreements for our underwriting and claims-handling operations;

•

our ability to manage risks associated with macroeconomic conditions resulting from any public health crisis, rising energy prices, inflation and interest rates, current or anticipated military conflict or terrorism, including the ongoing Ukraine Conflict and the escalation of conflict in the Middle East, sanctions and other geopolitical events globally;

•	our ability to successfully implement our long-term strategy;

•	our limited operating history;

•	fluctuations in the results of our operations;

•	our ability to compete successfully with more established competitors and increased competition relating to consolidation in the reinsurance and insurance industries;

•	our developing losses exceeding our loss reserves;

•	downgrades, potential downgrades or other negative actions by rating agencies;

•

our dependence on key executives and ability to attract qualified personnel, particularly in very competitive hiring conditions, or the potential loss of Bermudian personnel as a result of Bermuda employment restrictions;

•	our dependence on letter of credit facilities that may not be available on commercially acceptable terms;

•	our potential inability to pay dividends or distributions in accordance with our current dividend policy, due to changing conditions;

•	our potential need for additional capital in the future and the potential unavailability of such capital to us on favorable terms or at all;

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

•	our dependence on clients’ evaluation of risks associated with such clients’ insurance underwriting;

•	the suspension or revocation of our subsidiaries’ insurance licenses;

•	FIHL potentially being deemed an investment company under U.S. federal securities laws;

•	the potential characterization of us and/or any of our subsidiaries as a passive foreign investment company, or PFIC;

•	risks associated with our investment strategy;

•	changes in the regulatory environment and the potential for greater regulatory scrutiny of the Group as a result of the outsourcing arrangements;

•	heightened risk of cybersecurity incidents and their potential impact on our business;

•	a cyclical downturn of the (re)insurance industry;

•	the impact of inflation or deflation in relevant economies in which we operate;

•	our ability to evaluate and measure our business, prospects and performance metrics and respond accordingly;

•	the failure of our risk management policies and procedures to be adequate to identify, monitor and manage risks, which may leave us exposed to unidentified or unanticipated risks;

•

operational failures, including the operational risk associated with outsourcing to TFP, failure of information systems or failure to protect the confidentiality of customer information, including by service providers, or losses due to defaults, errors or omissions by third parties and affiliates;

•

FIHL’s status as a foreign private issuer means that it will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company (including, for example, that FIHL is not subject to the reporting obligations established by the U.S. proxy rules);

•

risks relating to our ability to identify and execute opportunities for growth or our ability to complete transactions as planned or realize the anticipated benefits of our acquisitions or other investments;

•

our ability to maintain effective internal controls over financial reporting and procedures under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the NYSE corporate governance rules and listing standards and correctly apply U.S. GAAP;

•	our ability to maintain the listing of our Common Shares on the NYSE or another national securities exchange;

•	our potentially becoming subject to U.S. federal income taxation;

•	reporting requirements under the U.S. Foreign Account Tax Compliance Act, or FATCA, provisions or Bermuda corporate income taxation; and

•

the other risks identified in this prospectus, including, without limitation, those under the sections titled “Risk Factors” and “Business” herein and Item 3. Key Information—D. Risk Factors of the 2023 Annual Report.

Consequently, such forward-looking statements should be regarded solely as our current plans, estimates or belief as of the date of this prospectus. We do not intend, and do not undertake, any obligation to update any forward-looking statements to reflect future events or circumstances after the date of this prospectus. Given such limitations, prospective investors should not rely on these forward-looking statements in deciding whether to invest in our Common Shares.

In addition, statements that contain “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

While we believe that this information provides a reasonable basis for these statements, this information may be limited or incomplete. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

Prospective investors should review carefully the section captioned “Risk Factors” in this prospectus and the documents incorporated by reference for a more complete discussion of risks and uncertainties relating to an investment in our Common Shares.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

BUSINESS

Our History; Then to Now

Fidelis Insurance Group is a global specialty insurer, leveraging strategic partnerships to offer innovative and tailored insurance solutions. We have a highly diversified portfolio focused on three segments: Specialty, Bespoke, and Reinsurance, which we believe allows us to take advantage of the opportunities presented by evolving (re)insurance markets, proactively shift our business mix, and produce superior underwriting returns across market cycles. Headquartered in Bermuda, with subsidiaries located in Ireland and the UK, Fidelis Insurance Group operating companies have a financial strength rating of A from AM Best, A- from S&P and A3 from Moody’s, as of May 1, 2024.

FIHL was formed under the principles of focused, process-driven and disciplined underwriting and risk selection, strong client and broker relationships and nimble capital deployment. Fidelis completed its initial funding and began underwriting business in June 2015 under the direction of an innovative and experienced management team.

Since then, FIHL has assembled a diversified global book of (re)insurance business and achieved scale with GPW of $3.6 billion and NPE of $1.8 billion for the year ended December 31, 2023. Between 2018 and 2023, our GPW and NPE have grown at compounded annual rates of 38.9% and 44.5%, respectively, and we have delivered an average loss ratio of 45.1% and an average combined ratio of 85.8% over the same period.

The Separation Transactions

On January 3, 2023, the Separation Transactions were completed and two distinct holding companies and businesses were created: FIHL and TFP HoldCo. FIHL, the parent holding company for Fidelis Insurance Group, owns the insurance operating subsidiaries of Fidelis, comprised of Fidelis Insurance Bermuda Limited (“FIBL”), Fidelis Underwriting Limited (“FUL”) and Fidelis Insurance Ireland DAC (“FIID”). Fidelis Insurance Group also has its own service company, FIHL (UK) Services Limited, with a branch in Ireland (“FIHL (UK) Services”).

TFP HoldCo is the parent holding company for the managing general underwriting platform (“TFP”) that carries on origination and underwriting activities on behalf of Fidelis Insurance Group. TFP HoldCo’s principal operating subsidiaries are Pine Walk Capital Limited (“Pine Walk Capital”), Pine Walk Europe SRL (“Pine Walk Europe”) and Shelf Opco Bermuda Limited (“TFP Bermuda”). The underwriting activities of each of the licensed insurance carriers of Fidelis Insurance Group (FIBL, FUL and FIID) are outsourced to the corresponding operating subsidiaries of TFP on a jurisdictional basis (TFP Bermuda, Pine Walk Capital and Pine Walk Europe, respectively). Each of the operating subsidiaries of TFP has delegated underwriting authority to source and bind contracts for and on behalf of each of FIBL, FUL and FIID, respectively. See Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions of the 2023 Annual Report.

On December 20, 2022, FIHL and TFP HoldCo entered into a rolling 10-year framework agreement (the “Framework Agreement”) that governs the ongoing relationship between the two groups of companies (see “Summary—Our Corporate Structure” for additional details).

Following the consummation of the Separation Transactions, FIHL can access the underwriting expertise of TFP while enabling TFP to attract and retain highly sophisticated underwriting talent by allowing them to focus their time and expertise on underwriting activities. We believe that the Separation Transactions and the Framework Agreement have structural benefits for both groups of companies, including increased flexibility to quickly respond to evolving insurance and reinsurance market conditions and to help sustain our strong underwriting results through access to top talent. Our objective following the completion of the Separation Transactions remains to further solidify Fidelis Insurance Group’s position as a leading specialty, bespoke and reinsurance underwriter.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

Our Company

Fidelis Insurance Group is a global specialty insurer focused on three segments: Specialty, Bespoke and Reinsurance. The Specialty and Bespoke segments together accounted for 82.8% of total GPW in 2023.

Fidelis Insurance Group is led by Mr. Daniel Burrows who has more than 35 years of experience in the insurance industry and is supported by a highly experienced management team that manages the operations of Fidelis Insurance Group based on our founding principles.

We have an exclusive right of first access to TFP’s underwriting business via the Framework Agreement where FIHL collaborates closely with TFP to match what we believe are superior priced risks with efficient sources of capital to produce attractive returns for shareholders. Through this operating model, we believe we are well positioned to be nimble, thoughtful, and efficient decision-makers, and we believe that we are able to respond quickly to an ever-changing world and a constantly evolving marketplace. Furthermore, FIHL’s strong capital position provides flexibility to underwrite attractive opportunities and make strategic capital allocation decisions.

We focus on nimble underwriting designed to capitalize on current market trends and dislocations as well as emerging risk solutions. The team of underwriters at TFP continues to maintain the processes and technology that have been key to Fidelis Insurance Group’s historical success at ensuring its underwriting efforts capture recent market developments. We believe this close coordination reduces the likelihood of siloed underwriting and gives us a competitive advantage in our underwriting, risk assessment and ability to offer as many products as possible to clients. A crucial and distinguishing part of those processes is the daily UMCC. Members of Fidelis Insurance Group attend and participate in the UMCC on a daily basis, together with TFP practice leads and key members of TFP senior management (including risk modeling, actuarial, legal, compliance, contract wordings and claims representatives) to provide live market insights and multiple perspectives to allow underwriters to quickly assess emerging opportunities, achieve strong underwriting and cross-sell across our product range. See “—Our Competitive Strengths” below for further detail.

Our scale and access to the highly selective underwriting capabilities of TFP via our strategic relationship allows us to capitalize on current insurance market trends and continue focusing on delivering growth coupled with strong underwriting results.

Since we began underwriting business in 2015, Fidelis Insurance Group has grown in scale in specialty and bespoke insurance and property reinsurance markets while delivering robust results. Our GPW grew from $0.7 billion for the year ended December 31, 2018 to $3.6 billion for the year ended December 31, 2023, a compound annual growth rate of 38.9%, while delivering an average loss ratio of 45.1% and an average combined ratio of 85.8%. Over the same period, our NPE grew from $0.3 billion for the year ended December 31, 2018 to $1.8 billion for the year ended December 31, 2023, a compound annual growth rate of 44.5%.

Fidelis Insurance Group is subject to varying degrees of regulation and supervision in the jurisdictions in which it operates. In particular, the businesses of our three insurance operating subsidiaries, FIBL, FUL and FIID, are authorized by, and subject to insurance laws and regulations that are administered and enforced by, a number of different governmental and non-governmental self-regulatory authorities and associations in each of their respective jurisdictions and internationally. For a summary of the regulatory environment of our insurance operating subsidiaries, primarily in their respective jurisdictions of Bermuda, U.K. and Ireland, see Item 4. Information on the Company—B. Business Overview—Regulatory Matters of the 2023 Annual Report.

As of the date of this prospectus, Fidelis Insurance Group was assigned an “A” (Excellent) financial strength rating by A.M. Best, the third-highest of 13 rating levels, with a stable outlook on all entities. A.M. Best’s ratings range from “A+” to “D.” Each A.M. Best rating category from “A+” to “C” may be designated either an additional plus (+) or a minus (-) sign as a rating notch that reflects a gradation of financial strength within the rating category. Additionally, A.M. Best assigned a “BBB” long-term issuer credit rating to FIHL (with stable

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

outlook), which indicates a good ability to meet ongoing senior financial obligations and a financial strength rating of “A” (Excellent) and the long-term issuer credit rating of “A” (Excellent) to each of FIBL, FUL and FIID (with stable outlook).

As of the date of this prospectus, Fidelis Insurance Group was assigned an “A-” financial strength rating by S&P Global Ratings (“S&P”), with a stable outlook, which indicates strong capacity to meet financial commitments but somewhat more susceptibility to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories. S&P’s ratings range from “AAA” to “D.” Each S&P rating category from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the rating categories. Additionally, S&P has assigned a “BBB” long-term issuer rating to FIHL, which indicates adequate capacity to meet financial commitments but greater susceptibility to adverse economic conditions.

As of the date of this prospectus, Moody’s Investor Service (“Moody’s”) assigned a “Baa2” long-term issuer rating to FIHL and “A3” insurance financial strength ratings to FIBL, FUL and FIID. The outlook for FIHL is stable. Moody’s generic rating classifications range from “Aaa” to “C.” Each Moody’s generic rating classification from “Aa” to “Caa” may be modified to append numerical modifiers 1, 2, or 3 to show relative position within the rating categories. See “Item 4. Information on the Company – B. Business Overview – Insurer Financial Strength Rating of the 2023 Annual Report” for further discussion of ratings assigned to Fidelis Insurance Group’s insurance operating subsidiaries.

Strategic Relationship with TFP

We believe the insurance industry is evolving rapidly and is primed for further value chain disaggregation which will allow specialist underwriters to benefit from access to clients and risks and to provide access to alternate forms of capital.

Following the consummation of the Separation Transactions, TFP HoldCo became a minority investor in FIHL (holding 9.9% of the Common Shares) and entered into the Framework Agreement with FIHL to build a long-term agency relationship that provides strong economic and strategic alignment between the two groups of companies. Pursuant to the Framework Agreement, TFP manages underwriting, origination, certain outwards reinsurance placements, actuarial and claims services with close review and oversight from Fidelis Insurance Group to ensure adherence with the agreed upon annual plans, which set out our underwriting parameters and risk tolerances in respect of our three segment underwriting strategy on a gross / net basis for each annual period. For more details on our outsourcing arrangements with TFP, see Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Framework Agreement of the 2023 Annual Report.

Pursuant to our outsourcing arrangements with TFP, we leverage their sophisticated underwriting technology and talent and will benefit from our shared history in underwriting principles, strategic visions, and managerial approaches. Our arrangement is governed by arm’s-length terms for origination and management consistent with industry commission levels, including market overrider commissions, and with a focus on aligning incentives for strong underwriting performance. Ceding commissions payable to TFP are charged for underwriting, claims and actuarial pricing services. Such ceding commissions are calculated based on NPW to ensure alignment on reinsurance purchasing. To avoid fee duplication, ceding commissions payable for open market business sourced by TFP are set at 11.5% and ceding commissions payable for business sourced by TFP via third-party managing general underwriters to whom underwriting authority has been sub-delegated by TFP are set at 3.0%. Business that continues to be sourced by subsidiary cells of Pine Walk Capital will continue to follow the fees and commissions set under those agreements. Long-term objectives are further aligned by FIHL paying an ongoing portfolio management fee of 3.0% (the “Portfolio Management Fee”) to TFP and a 20.0% profit commission on Operating RoE (“Binder Operating RoE”) above a hurdle rate of 5.0% calculated on an aggregate basis for Fidelis Insurance Group. Binder Operating RoE is defined in the Framework Agreement as FIHL’s consolidated net underwriting margin (disregarding any business not underwritten by TFP following the date of the Framework Agreement and the effect of any FIHL Procured Outwards Reinsurance, as defined in the

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

Framework Agreement) plus all overriders retained by Fidelis Insurance Group (disregarding the effect of any FIHL Procured Outwards Reinsurance), minus an Administrative Expenses Allowance (defined in the Framework Agreement as a sum equating to 2.3% of net premiums written), minus the proportion of FIHL’s costs of financing its debt and preference securities included in FIHL’s total capital that is deemed to be allocated to TFP, minus the total accumulated ceding commission that is payable by Fidelis Insurance Group to TFP, minus the Portfolio Management Fee relating to business underwritten by TFP, divided by the proportion of FIHL’s opening common shareholders’ equity adjusted for dividend and equity raises (as set out in year-end consolidated audited financial statements) that is deemed to be allocated to TFP. The calculation of such profit commission includes a deficit carry-forward mechanism for a maximum of three years in which the Binder Operating RoE is below zero. For a more detailed discussion of the fees and commissions payable by Fidelis Insurance Group in connection with its outsourced relationship with TFP, see Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Framework Agreement—Fees and Commissions of the 2023 Annual Report.

Our Commitment to Environmental, Social and Governance Matters

Fidelis Insurance Group is committed to working together with TFP to implement standards for environmental, social and governance (“ESG”) matters. We carried out a joint study on approximately $8.2 billion of premiums and 28,500 policies spanning between 2012 and 2021, which demonstrated that higher third-party ESG ratings were generally correlated with lower loss ratios. As such, we aim to embed ESG factors in our underwriting processes where appropriate, including through TFP’s existing underwriting restrictions. These underwriting restrictions include not directly insuring thermal coal (including dedicated infrastructure projects such as ports and railways), tar sand extraction, Arctic oil and gas exploration and drilling and fracking operations. Further, we do not provide cover to companies whose revenues from the above-mentioned activities account for more than 20% of their total revenues. TFP also uses policy language with the aim to minimize exposure to forced labor and modern slavery, in particular in the marine cargo line of business. Additionally, together with TFP, we are currently committed to transitioning our insurance portfolios to net-zero greenhouse gas emissions by 2050. To work towards this, to the extent possible, TFP are developing tools to measure the insurance-associated emissions of their insurance portfolios.

Furthermore, FIHL’s fixed income investment portfolio (which represents 98.6% of invested assets as of December 31, 2023) is managed in a manner that is consistent with Fidelis Insurance Group’s sustainability principles and ESG objectives. At December 31, 2023, 3.3% of Fidelis Insurance Group’s fixed income portfolio was invested in green, social and sustainable (“GSS”) bonds. The GSS Indices utilize the Bloomberg Global Aggregate Index, the Bloomberg Sustainable Finance Group’s GSS bond indicators and fields that show alignment with the International Capital Market Association Green Bond, Social Bond and Sustainability Bond Principles and Guidelines. Furthermore, the investment portfolio includes restrictions against holding securities of issuers that have a ‘poor’ MSCI ESG rating (with a rating below ‘B’ or issuers that currently have a ‘red’ MSCI controversy flag). Securities of these issuers may only be held if Fidelis determines it is appropriate to do so after considering whether the investment manager has a positive forward-looking ESG view of the issuer. Fidelis Insurance Group has also adopted negative screens to work to limit exposure to certain industries and activities in its fixed income investment portfolio. These include screens against holding securities of any issuers involved in thermal coal, oil and gas (though an issuer may derive up to 20% of its annual revenues from oil and gas) or arms (certain types of arms are completely excluded, others such as firearm sales are permitted to comprise up to 10% of annual revenues), and restrictions against those that fail animal welfare and for-profit prisons screens. As a result of such negative screens, Fidelis was able to limit the fixed income portfolio’s direct exposure to the securities of companies deriving revenues from fossil fuels to seven companies, which at December 31, 2023 comprised 0.7% of Fidelis Insurance Group’s fixed income portfolio. Furthermore, currently Fidelis Insurance Group has no direct exposure in its investment portfolio to energy companies and its exposure to corporate securities identified as “utilities” comprised 1.1% of the fixed income portfolio at December 31, 2023.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

Additionally, we have taken action in each year since 2018 to more than offset our operational carbon emissions and we are committed to continuing to do so going forward. We partner with relevant industry specialists to calculate our carbon emissions.

Diversity, equity and inclusion are integral to Fidelis Insurance Group. We pursue a diversity, equity and inclusion strategy that includes accountability, representation, advancement, culture, outreach and fostering a sense of belonging for all our employees. We employ targeted recruiting strategies to identify a wide range of qualified candidates and partner with external agencies to advertise vacancies with the goal of increasing the hiring of women and ethnically diverse employees. Where available, we monitor certain diversity, equity and inclusion statistics (gender, ethnicity, age, marital status, religion, caring responsibilities and disability, each as provided by candidates on a voluntary basis) both at the outreach/interview stage and for our employee population so that we can see progress with respect to the composition of our qualified candidate pools. Comparative data on diverse candidate sourcing available to us demonstrates a diversity mix of approximately 48% female identifying applicants and approximately 70% applicants identifying as people of color with about 82% of open roles recruited achieving a diverse candidate shortlist from March 2023 to February 2024 (being the latest practicable date).

Our Business; Overview

Our business comprises three segments: “Specialty,” “Bespoke” and “Reinsurance.” We believe our strategy and capabilities allow us to take advantage of the opportunities presented by evolving (re)insurance markets and to proactively shift our business mix across market cycles to generate strong returns. We have built a diverse portfolio within our 11 lines of business across our three segments, serving numerous industries, types of exposure, and geographies.

The Specialty segment comprises a portfolio of Aviation and Aerospace, Energy, Marine, Property, Property D&F business and Other Specialty risks.

The Bespoke segment is highly specialized in nature providing customized risk solutions for clients which includes Credit & Political Risk and Other Bespoke risk transfer opportunities.

The Reinsurance segment includes Property Reinsurance, Retrocession and Whole Account reinsurance.

Specialty

For the year ended December 31, 2023, the Specialty segment accounted for 62.6% of our GPW and 65.7% of our NPE with an underwriting ratio of 72.5% and a loss ratio of 48.5%. In 2023, the Specialty segment generated $331.1 million in underwriting income. GPW in the Specialty segment grew from $44.1 million for the year ended December 31, 2018 to $2.2 billion for the year ended December 31, 2023, a compound annual growth rate of 119.4%. During the period from 2018 to 2023, our average underwriting ratio was 68.1%. For the year ended December 31, 2023 our Specialty GPW grew to $2.2 billion compared to $1.6 billion for the year ended December 31, 2022. Our Specialty segment from 2018 to 2023 accounted for 6.4%, 12.1%, 36.6%, 40.0%, 53.6%, and 62.6%, respectively, of our GPW.

The Specialty segment comprises a portfolio of tailored risks across specialty business lines. “Hard” market conditions following years of compound rate increases across multiple business lines within the Specialty segment have provided opportunities for targeted growth and the ability to leverage leadership and scale. This, combined with long established relationships, has enabled Fidelis Insurance Group to build across specialty classes. Given the current market environment we have increasingly used our Specialty segment to deploy capital targeted to natural catastrophe exposure through the Property D&F line of business rather than through our Reinsurance segment. This allows a more selective approach to managing aggregate exposure. We further capitalized on market dislocations and associated rate increases in key classes such as Marine and Aviation and

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

Aerospace to increase the amount of business written. Our Aviation and Aerospace, Property D&F and Marine businesses are among the leading franchise positions in the London market. The Specialty segment benefits from a program of reinsurance protections which are tailored across product lines. The program incorporates facultative covers as well as proportional and non-proportional treaties including aggregate, occurrence, per risk and parametric products such as cat bonds and industry loss warranties, which reduce the impact of frequency and severity claims, and protect capital.

Our Specialty segment provides us with access to more capital-efficient business and facilitates diversification of our exposures. In the Specialty segment, our underwriters work closely with TFP’s experts to develop collaborative relationships with brokers and clients and offer them the full suite of our existing products as well as working with them to innovate new product ideas. We have consistently demonstrated a sophisticated ability to adapt to constantly evolving market dynamics by developing specialized and tailored pricing and aggregation models while maintaining a disciplined underwriting approach. We typically seek out capacity-driven layers with attractive pricing, often focusing on dislocated markets, and look to ensure successful and sustainable growth in this segment through developing and maintaining an excellent broker network. This relationship-driven, flexible approach enables underwriters to identify additional underwriting opportunities from existing clients for providing cover on other related lines of business.

Bespoke

For the year ended December 31, 2023, the Bespoke segment accounted for 20.2% of our GPW and 20.5% of our NPE with an underwriting ratio of 61.9% and a loss ratio of 24.5%. In 2023, the Bespoke segment generated $143.2 million in underwriting income. GPW in the Bespoke segment grew from $320.5 million for the year ended December 31, 2018 to $720.4 million for the year ended December 31, 2023, a compound annual growth rate of 17.6%, despite our GPW in 2020 remaining at the same level as in 2019 due to a cautious approach to underwriting in light of political and economic uncertainties arising from the COVID-19 pandemic. During the period from 2018 to 2023, our average underwriting ratio was 59.8%. For the year ended December 31, 2023, our Bespoke GPW was $720.4 million, compared to $795.7 million for the year ended December 31, 2022.

The Bespoke segment business focuses primarily on highly tailored, innovative and specialized products, where the buying motivation is often driven by regulatory capital relief, capital efficiency or transaction facilitation versus more traditional drivers of insurance needs. The portfolio includes policies covering Credit & Political Risk and Other Bespoke risk transfer opportunities, including political violence and terrorism, limited cyber reinsurance, tax liabilities, title, transactional liabilities and other bespoke solutions to fit our clients’ needs. Given the increased global conflict and national economies shifting further to intellectual property driven value, we believe that the Bespoke segment continues to see significant opportunity for beneficial pricing, terms and conditions and growth. The relationships we have formed with clients and brokers, the underwriting expertise required, and nature of the underlying risks create a higher barrier to entry and help us maintain our position as a leader in the industry. Typically, these lines do not follow the established (re)insurance cycle and are largely influenced by prevailing economic conditions at a given time. As such, these products require highly specialized pricing and other models tailored to the risk profile. For example, for certain significant risk transfer transactions, pricing is largely driven by counterparty credit quality which has low correlation with the current (re)insurance cycle and high correlation with the overall economy and macro events. As a result, Bespoke policies follow a different and diversified loss pattern relative to our Specialty and Reinsurance segments.

The Bespoke portfolio has several economic features that we believe are financially attractive. The contracts often have multi-year tenors, and the products are generally expected to have low and stable attritional loss ratios over the exposure period. The combination of longer tenor and lower expected loss experience creates the potential to capture additional embedded value as premiums are earned over the exposure period under U.S. GAAP. Additionally, the contracts are highly capital-efficient as these risks tend to have little or no correlation to peak natural catastrophe perils driving a higher return on equity than other lines. Furthermore, the contracts

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

typically have customized provisions rather than standard market contractual provisions, creating opportunities to optimize pricing and establish proprietary, recurring relationships with clients. The custom and direct nature of the business have allowed us to lead on substantially all of our contracts creating tailored terms, conditions and pricing.

The Bespoke segment benefits from a program of reinsurance protections which are tailored across product lines. The program incorporates facultative covers as well as proportional and non-proportional treaties including aggregate, occurrence and per risk products, which reduce the impact of frequency and severity claims, and protect capital.

Reinsurance

For the year ended December 31, 2023, the Reinsurance segment accounted for 17.2% of our GPW and 13.8% of our NPE with an underwriting ratio of 36.5% and a loss ratio of 9.3%. In 2023, the Reinsurance segment generated $161.0 million in underwriting income. GPW in the Reinsurance segment grew from $328.0 million for the year ended December 31, 2018 to $617.3 million for the year ended December 31, 2023, a compound annual growth rate of 13.5%. During the period from 2018 to 2023, our average underwriting ratio was 76.9%. For the year ended December 31, 2023 our Reinsurance GPW was $617.3 million compared to $606.2 million for the year ended December 31, 2022. Our Reinsurance segment from 2018 to 2023 accounted for 47.3%, 45.7%, 41.7%, 38.7%, 20.1% and 17.2%, respectively, of our GPW.

Our Reinsurance segment consists of an actively managed, primarily residential property catastrophe reinsurance book, with closely controlled aggregates using FireAnt, TFP’s proprietary aggregation and analytics system, to monitor exposures in real time. The Reinsurance segment also includes property retrocession and a limited amount of composite and multi-class asset reinsurance. In the context of excess of loss reinsurance products, we focus on underwriting attachment points largely exposed only to true catastrophe events. The portfolio is global in nature with a strong North American concentration and smaller exposures in Japan, Europe, Australasia and elsewhere throughout the world. The Reinsurance segment benefits from a program of retrocession protections which are tailored across product lines. The program incorporates proportional and non-proportional treaties including aggregate, occurrence and parametric products such as cat bonds and industry loss warranties, which reduce the impact of frequency and severity claims, and protect capital. We believe our strategy of pursuing closely controlled aggregates and focusing on residential portfolios in the Reinsurance segment helps keep volatility lower than a portfolio with a greater focus on commercial occupancies.

We benefit from TFP’s sophisticated analytics capabilities and live aggregation tools, excellent relationships with a blend of regional and nationwide carriers (both in the United States and internationally), and strong retail and wholesale broker relations in the distribution of our products. Since 2021, we have developed a view of risk informed by thorough analysis and discussions with weather and forecasting experts. We have concluded that the effects of climate change on perils such as hurricanes, convective storms, floods and wildfires are not currently represented adequately in current vendor models. As such, we have superimposed our own expectations of frequency and severity on third-party vendor models, to form a base for exposure and aggregation tracking.

We have taken proactive steps to reduce volatility and reshape our Reinsurance portfolio to focus only on clients with stronger financial and loss adjustment capabilities and the resources to adjust and manage high volumes of claims in-house. As a consequence, the property reinsurance portfolio was reduced in 2022 and remained at reduced levels throughout 2023. We are increasingly deploying reinsurance capital across large-scale, well-resourced national accounts away from smaller regional underwriters, who we believe are less able to adjust and manage large catastrophe events. We have reduced our exposure to the middle layers of treaty accounts which are more exposed to increased frequency and severity of losses as a result of climate change and secondary perils associated with floods and wildfires without commensurate increases in rates. We expect the impact of these changes to improve the quality of our natural catastrophe-exposed portfolios and reduce volatility. As ever, we will continue to leverage a nimble underwriting approach to adapt to constantly evolving

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

market dynamics to source business when favorable market conditions are present. If there is an increase in property catastrophe rates, as well as favorable terms and conditions, we would intend to capitalize on those trends and dislocations.

Underwriting and Reinsurance Purchasing

We purchase reinsurance to cover the potential accumulation or aggregation of exposures and to cover specific business written when warranted. At December 31, 2023 we had reinsurance balances recoverable on reserves for losses and loss adjustment expenses of $1,108.6 million (December 31, 2022: $976.1 million) and reinsurance balances recoverable on paid losses of $182.7 million (December 31, 2022: $159.4 million). The reinsurance we purchase takes the form of quota share, aggregate, stop loss and excess of loss programs, catastrophe bonds and industry loss warranties. We evaluate the financial condition of our reinsurers regularly and monitor concentrations of credit risk with reinsurers. All our reinsurance premiums ceded have been placed with reinsurers that are rated “A-” or higher by A.M. Best or S&P, other than four reinsurers that are rated “B++”. Where an insurer does not have a credit rating, Fidelis Insurance Group generally receives collateral, including letters of credit and trust accounts. In some cases, TFP will be afforded discretion to purchase reinsurance for us from a non-rated source, subject to full collateralization of policy limits ceded under such reinsurance (for example, through purchase of industry loss warranties) or to seek direct access to capital markets (for example, through catastrophe bonds). At December 31, 2023 the three largest balances by reinsurer accounted for 24.0%, 7.9% and 5.5%, compared to 25.3%, 6.0% and 5.0% at December 31, 2022, of the total balance recoverable from reinsurers on paid and unpaid losses. Under the Framework Agreement, we have delegated authority to design and place such outwards reinsurance to TFP in conjunction with the overall management of our book of business.

The amount of reinsurance we desire to purchase and our reasons for purchasing reinsurance will vary over time. We may purchase reinsurance to manage our capital and the volatility of our underwriting results more effectively or otherwise to facilitate the exit of certain business. This may include, inter alia, increasing our protection from underwriting risks, increasing our overall ability to deploy meaningful line sizes, reducing and spreading the risk of loss on our insurance and reinsurance business and limiting our exposure to multiple claims arising from a single occurrence.

On at least an annual basis, FIHL and TFP agree specific parameters in respect of which TFP may procure outwards reinsurance cover on behalf of FIHL (the “Outwards Reinsurance Strategy”). TFP is delegated authority to purchase and alter outwards reinsurance cover for and on behalf of the applicable operating subsidiary, provided that (i) the proposed outwards reinsurance cover is consistent with the parameters set out in the Outwards Reinsurance Strategy; and (ii) the underwriting performance of the insurance business in the applicable year is within the pre-agreed parameters set out in the Outsourced TFP Subsidiary Specific Underwriting Plan. However, prior to effecting such outwards reinsurance cover, TFP must obtain the approval of the relevant operating subsidiary’s Chief Underwriting Officer, who must respond to such proposal within two business days. Placements outside of the Outwards Reinsurance Strategy will be subject to a longer turnaround time as there is more substantive review to be conducted.

When we purchase reinsurance protection, we cede to reinsurers a portion of our risks and pay premiums based upon the transferred risk or perils of the subject, right or interest protected by the reinsurance. Although the reinsurer will be liable to us in respect of the business ceded, we retain the ultimate liability in the event the reinsurer is unable to meet its obligations at some later date.

When purchasing outwards reinsurance, TFP is obliged to ensure that the placement of outwards reinsurance is within the defined terms of our counterparty risk appetite in respect of both the related credit exposure and aggregate exposure. They are also obliged to ensure that the outwards reinsurance purchased is in line with the Solvency II eligibility requirements for risk mitigation techniques, including but not limited to:

•	the contractual arrangements and transfer of risk are legally effective and enforceable in all relevant jurisdictions;

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

•

all appropriate steps have been taken to ensure the effectiveness of the arrangement and to address the risks related to that arrangement; Fidelis Insurance Group is able to monitor the effectiveness of the arrangement and the related risks on an ongoing basis;

•

Fidelis Insurance Group has, in the event of a default, insolvency or bankruptcy of a counterparty or other credit event set out in the transaction documentation for the arrangement, a direct claim on that counterparty;

•	that there is effective transfer of risk; and

•	the requirements relating to collateral arrangements and guarantees.

Furthermore, Fidelis Insurance Group has the right to arrange additional outwards reinsurance protections for its own behalf, separate and in addition to the outwards reinsurance purchased by TFP in respect of Fidelis Insurance Group.

Underwriting and Risk Management

Our approach is to underwrite (re)insurance business within a process-driven, disciplined, innovative and analytical framework with a focus on profitability while also delivering superior solutions for clients and brokers.

Key considerations within this process include (i) adequacy of underlying rates for each class of business and territory based upon our in-house proprietary view of risk; (ii) the reputation of the proposed (re)insured; (iii) the geographic area in which the (re)insured does business, together with our catastrophe exposures and our aggregate exposures in that area; (iv) historical loss data for the (re)insured and, where available, for the industry as a whole in order to compare the historical loss experience to industry averages; (v) projections of future loss frequency and severity; (vi) if relevant, the perceived financial strength of the (re)insured; as well as (vii) certain ESG factors.

The Outsourced TFP Underwriting Plan, the Framework Agreement and the Delegated Underwriting Authority Agreements set out the parameters within which TFP ensures the overall balance of the (re)insurance portfolio is aligned with our strategic objectives. The annual business planning process is a collaborative process between us and TFP and is subject to multiple levels of review and challenge.

We focus on four key principles governing our underwriting and risk selection approach and strategy, which govern the risk appetite and tolerances outlined in the Outsourced TFP Underwriting Plan:

(1)

Discipline. We will leverage TFP’s disciplined, analytical underwriting approach within a comprehensive framework of underwriting controls, which is focused on real time pre-quote peer review and portfolio management through the daily UMCC. Members of Fidelis Insurance Group attend and participate in the UMCC on a daily basis, together with TFP practice leads and key members of TFP senior management, including risk modeling, actuarial, legal, compliance, contract wordings and claims representatives. This provides live market insights and multiple perspectives to allow underwriters to quickly assess emerging opportunities, achieve strong underwriting performance and cross-sell our product range. Coming together in this way on a daily call means that there is no siloed underwriting, there is management oversight over all underwriting decisions, and there is cohesive portfolio optimization across all business lines and segments.

(2)

Clients and Brokers. We aim to deliver superior solutions for our clients and broker partners. Working together with TFP, our ability to move quickly in the changing market enables us to deliver products meeting our clients’ demands. Our model is built on the balance of long-term relationships with quality clients and respect for the core broker distribution model, including by leveraging TFP’s strong broker relationships. We encourage multi-tier engagement with brokers using consistent data points to measure performance and identify opportunities.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

(3)

Innovation. We recognize that in an ever-changing and competitive market, we must put a lot of emphasis on creativity in bringing new products to market. We benefit from TFP’s strong ability in development and innovation when creating new products and client-led solutions.

(4)

Risk and capital management. In order to optimize our risk and return, we will allow TFP flexibility within clearly defined risk appetites and tolerances to allocate risk and capital to those classes that optimize our risk-adjusted return.

Investment Operations

Our investment strategy is focused on delivering attractive and stable investment income and an above average risk-adjusted total return through all market cycles while maintaining appropriate investment portfolio liquidity and credit quality to meet the requirements of our clients, rating agencies and regulators and support our underwriting activities.

Our investments are principally managed by two external investment managers through individual investment management agreements. Our Chief Investment Officer monitors activity and performance of the external managers on a regular basis and reports to the Board on at least a quarterly basis. At December 31, 2023, our investments consisted primarily of a diversified portfolio of fixed maturity securities (including U.S. Treasuries, non-U.S. government bonds, government agency bonds, corporate bonds, mortgage and other asset-backed securities), and a small allocation to other investments. See Item 18. Financial Statements—Note 5. Investments of the 2023 Annual Report.

The Investment Committee of our Board establishes investment policies and guidelines and supervises our investment activity. The Investment Committee regularly monitors our overall investment results and performance against our investment objectives, benchmarks, risk appetite and guidelines contained in the investment policy. Our current investment policy contains a prescriptive set of permitted investments and prohibited asset classes, guidelines specifying minimum criteria on the overall credit quality (in addition to individual issuer credit quality), ESG parameters, designed to be value accretive, and liquidity characteristics of the portfolio and includes limitations on the size of certain holdings and restrictions on purchasing certain types of securities and other investments. Any material changes to our investment objectives, risk appetite and guidelines would require Board approval, and the Board will also be required to consider the impact of any such proposed changes in light of their general compatibility with Fidelis Insurance Group’s business plan. See Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions of the 2023 Annual Report.

Our management team and the Investment Committee review our investment performance and assess credit and market risk concentrations and exposures to issuers. We follow an investment strategy designed to emphasize the preservation of capital and provide sufficient liquidity for the prompt payment of claims. Our investment portfolio is diversified across sectors and issuers, and we have taken a number of steps to ensure that we hold sufficient cash available to meet our obligations. At December 31, 2023, 22.4% of our total cash, cash equivalents and investments was held in cash and cash equivalents (including restricted cash and cash equivalents) and 76.5% of our total cash, cash equivalents and investments was invested in fixed maturity securities and short-term investments (with 13.3% of our total cash, cash equivalents and investments rated “BBB” and one security (0.2%) which was rated “BB”).

Claims Management

Under the terms of the Framework Agreement and the respective Delegated Underwriting Authority Agreements, claims management activities are partially delegated to TFP, with Fidelis Insurance Group retaining an oversight function and ultimate approval authority in respect of all claims relating to large losses. TFP employs a staff of experienced claims professionals who are obliged to operate within the parameters set forth in the Framework Agreement and the respective Delegated Underwriting Authority Agreements, which provide for

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

a delegated claims authority up to a maximum monetary threshold. Claims that exceed the delegation threshold must be referred back to us for oversight and involvement in resolution within predefined timelines, and claims subject to coverage disputes and/or litigation will be handled by a separately agreed procedure.

The claims professionals employed by TFP work closely with its underwriting team to achieve consistency and efficiencies across all lines of business. We are committed to offering prompt and professional claims service to policyholders and service providers and TFP has, on our behalf, developed processes and internal business controls for identifying, tracking and settling claims.

The key responsibilities of the claims management departments include:

•	Processing, managing and resolving reported insurance or reinsurance claims efficiently and accurately to ensure the proper application of intended coverage and expense;

•	Making timely payments in the appropriate amount on those claims for which Fidelis Insurance Group is legally obligated to pay;

•	Selecting appropriate counsel and experts for claims, managing claims-related litigation and regulatory compliance;

•

Contributing to the underwriting process by collaborating with the underwriting teams and senior management in terms of the evolution of policy language and endorsements and providing claim-specific feedback and education regarding legal activity; and

•

Contributing to the analysis and reporting of financial data and forecasts by collaborating with the finance and actuarial functions relating to the drivers of actual claim reserve developments and potential for financial exposures on known claims.

Reserves for Losses and Loss Adjustment Expenses

Reserve estimates are derived by us after extensive consultation with the underwriters and actuaries employed by TFP, actuarial analysis of the loss reserve development, comparison with industry benchmarks and preliminary contract level loss reserve estimates prepared by TFP. The reserves for losses and loss adjustment expenses include an amount determined from reported claims and estimates based on historical loss experience and industry statistics for IBNR losses using a variety of actuarial methods. For additional discussion of our reserves, refer to Item 18. Financial Statements—Note 12. Reserves for Losses and Loss Adjustment Expenses of the 2023 Annual Report.

Loss reserves represent estimates, at any given time, of what we ultimately expect to pay on claims, are based on facts and circumstances then known, and it is probable that the ultimate liability may exceed or be less than such estimates. Even actuarially sound methods can lead to subsequent adjustments to reserves that are both significant and irregular due to the nature of the risks written. Loss reserves are inherently subject to uncertainty. In establishing the reserves for losses and loss adjustment expenses, we make various assumptions relating to the pricing of reinsurance contracts and insurance policies and also considering available historical industry experience and current industry conditions. The timing and amounts of actual claim payments related to recorded reserves vary based on many factors, including large individual losses and changes in the legal environment, as well as general market conditions. The ultimate amount of the actual claim payments could differ materially from our estimated amounts. Certain lines of business have loss experience characterized as low frequency and high severity. This may result in significant variability in loss payment patterns and, therefore, may impact the related investment management process in order to be in a position, if necessary, to make these payments. The unpaid reported reserves for losses and loss adjustment expenses are established by management based on reports from brokers, ceding insurers and insureds and represent the estimated ultimate cost of events or conditions that have been reported to, or specifically identified by us. Generally, it is anticipated that reserves will be established without regard to whether we may subsequently contest the claim. Fidelis Insurance Group carries out its

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

reserving process with input provided by TFP’s claims and actuarial teams. Ultimate ownership and sign-off responsibility over our reserving remains with us. The reserves for IBNR losses and loss adjustment expenses are established by our management based on actuarially determined estimates of ultimate losses and loss adjustment expenses, and other related data and analysis to be provided to us by TFP. Inherent in the estimate of ultimate losses and loss adjustment expenses are expected trends in claim severity and frequency and other factors which may vary significantly as claims are settled, and accordingly, ultimate losses and loss adjustment expenses may differ.

These estimates are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, will be recorded in losses and loss adjustment expenses in the period in which they become known. IBNR reserves are calculated on a best estimate basis and are established by our management based on a combination of management’s professional judgment and various actuarial methods, growing loss experience, historical (re)insurance industry loss experience, estimates of pricing adequacy trends and other related data and analysis to be provided by TFP. Due to the limited historical data available, and limited loss experience available to us due to our relatively short period of operations, reliance is placed upon industry data and a review of individual policies. Estimates are calculated at the lowest level line of business, separately for gross and ceded, and for attritional, large and catastrophic claims.

The reserve estimates contain an inherent level of uncertainty, and actual results may vary, potentially significantly, from the estimates we have made. Reserves are reviewed on a quarterly basis and estimates are adjusted to reflect emerging claims experience. We are supported by an external loss reserve specialist, which reviews our reserves annually.

Other principal actuarial methods, and associated key assumptions, used to perform our loss reserve analysis include paid and incurred chain ladder, paid and incurred Bornhuetter-Ferguson method and credible claims reserves. We may however employ a number of different reserving methods depending on the segment, the line of business, the availability of historical loss experience and the stability of that loss experience. Over time we may determine to give additional weight to our historical loss experience in our reserving process due to the then- applicable maturation of our reserves, and the increased availability and credibility of the historical experience.

Insurance Regulations

Our insurance operating subsidiaries are subject to insurance and reinsurance laws and regulations in the jurisdictions in which they operate, the most significant of which are Bermuda, Ireland and the United Kingdom. We hold capital in excess of the minimum statutory capital and surplus requirements in each of those locations. Please refer to Item 18. Financial Statements—Note 16. Statutory Requirements and Dividend Restrictions of the 2023 Annual Report for further details of the requirements in each jurisdiction.

Insurance Market Conditions

We believe we have significant market opportunities given our ability to innovate and adapt to evolving market conditions. Global economic and industrial development, population increases, greater product awareness and distribution, as well as inflation continue to drive increased need for insurance and reinsurance. The current insurance and reinsurance market environment has experienced a prolonged period of rate increases, structural enhancements and continued improvement of terms and conditions. In 2022, following a period of higher loss ratios due to the frequency and severity of catastrophes, many of our competitors reevaluated and reduced their catastrophe reinsurance business, leading to a decrease in available capacity and a hardening of rates, which persisted into 2023 across both property reinsurance and D&F lines. Specialty markets such as aviation, marine and cyber have seen significant rate hardening in recent years driven by underperformance and market and geopolitical uncertainty. We believe that this combination of factors is driving a sustainable and favorable market environment, with a focus on risk management, disciplined risk selection, improved terms and profitable business, which presents significant market opportunities for us. Property D&F pricing is at the mature phase of

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

the cycle, with rating at the highest levels in the past two decades. Marine cargo prices are elevated and pricing in aviation lines remain hard. We believe the favorable rate environment should persist throughout 2024 across the lines of business on which FIHL focuses.

We believe that the following prevailing factors will contribute to sustained pricing levels across multiple lines:

•

Climate Change. The frequency and severity of catastrophes is rising as seen by the increases in catastrophe losses globally in more recent years, requiring rate increases to keep pace. The period between 2017 and 2023, for example, saw 67% more weather events in the United States that cost in excess of $1 billion and 59% higher losses caused by these severe events as compared to the period between 2011 and 2016. We believe that the impact of a warming climate and increased atmospheric moisture and changing weather patterns will result in increased frequency and severity of elemental catastrophe losses (elemental risks related to the elements i.e., weather related hail and storms etc.). 2023 was the warmest year on record and, despite no individual loss exceeding $7 billion, produced catastrophe losses of over $100 billion. The frequent incidence of annual industry-wide natural catastrophe losses in excess of $100 billion in the aggregate during the period from 2017 to 2023 has led us to reshape our portfolio and reduce our exposure to certain perils, thereby reducing the volatility traditionally associated with the property reinsurance classes. Many of our competitors have reevaluated their levels of premiums written against catastrophe reinsurance (see “—Competition”). Decreased participation created a lack of supply of reinsurance capacity causing upward pressure on price in the 2022 and 2023 renewal periods. The adjustment to terms, conditions and attachment points meant that due to the lack of significant catastrophe losses in 2023, most reinsurers were able to achieve improved terms. This market adjustment has led to more orderly and measured renewal conditions for 2024. However, given the continued frequency and severity of events, and the significant loss levels prior to 2023, we expect a level of discipline to remain, allowing TFP to underwrite select attractive policies on our behalf and position us to deliver strong risk-adjusted returns.

•

Casualty. We believe reserves across the industry remain deficient for accident years from 2013 to 2019 given the levels of claims inflation and nuclear verdicts, with several casualty underwriters seeing prior year adverse developments. Additional concerns have arisen with respect to adequacy of reserves for more recent accident years 2021 to 2023. Further adverse developments and actual loss payouts may deplete competitors’ capital and impair their ability to underwrite. Given Fidelis Insurance Group has made the strategic decision not to write the traditional casualty classes such as general liability, financial lines, directors and officers, and errors and omissions, it is not affected by these potential capital constraining issues, which we believe provides us with a competitive advantage due to our continued position of strength.

•

Cost Inflation. Numerous countries including the United States are experiencing inflation in wages, materials and parts. Real inflation for expert loss adjusters and building materials, exacerbated following a catastrophe, is causing an increase in loss costs for many insurers and complicating future estimates. This effect is increasing losses for multiple areas of the Excess & Surplus, Property & Casualty and reinsurance markets leading to rate increases and decreased appetite. Fidelis Insurance Group incorporates a specific cost inflation factor in its risk modeling to mitigate the effects of inflation. In addition, social inflation driven by changes in societal views on litigation aimed at insurers is a recent and developing risk highlighted by industry leaders and leading to larger claims. See Item 5. Operating and Financial Review and Prospects—D. Trend Information of the 2023 Annual Report.

•

Geopolitical Tensions and Conflicts. The escalation of geopolitical tensions, including conflict in the Middle East and the ongoing Ukraine Conflict, has created uncertainty and potential losses for both global direct insurers and reinsurers. Some lines of business, exacerbated by war and armed conflict, are likely to see reduced supply and/or accelerated rate changes. Fidelis Insurance Group continues to monitor such geopolitical tensions and conflicts to determine the ultimate impact from lines of business which may be exposed.

We believe that these market conditions have led to compelling dislocated underwriting opportunities.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

Strengths

We believe that our competitive advantages are based on the following key strengths:

•

High quality, mature and well positioned specialty insurance portfolio. We believe our scale achieved since inception and our access to TFP’s sophisticated underwriting analytics and technology platform provides us a competitive advantage. Since we started underwriting in 2015, we have grown our insurance book significantly through organic business expansion including through increased client penetration, new product development, long-term relationships and new reinsurance partnerships. Between 2018 and 2023, we had strong growth with a compound annual growth rate of 38.9% for GPW and compound annual growth rate of 44.5% for NPE. Our GPW continued to grow in the year ended December 31, 2023 to $3.6 billion compared with $3.0 billion in the year ended December 31, 2022.

•

Strong premium growth in attractive lines capitalizing on market conditions. Our business comprises three segments: Specialty, Bespoke, and Reinsurance. We believe our strategy and capabilities allow us to take advantage of the opportunities presented by evolving (re)insurance markets and to proactively shift our business mix across market cycles to generate strong returns. We have built a diverse portfolio across our three segments serving numerous industries, types of exposure, and geographies. Within our 11 core lines of business we try to take lead positions where possible, and together with TFP, our ability to price and aggregate bespoke risks, adapt to evolving market dynamics in the specialty market, and continually optimize in reinsurance markets uniquely positions us to continue to grow a profitable portfolio. The breadth of our portfolio offering in conjunction with our strategic relationship with TFP also allows us to adjust line sizes and retention rates based on prevailing market conditions and achieve optimal economics for the overall portfolio. The three-segment strategy is central to our growth as it allows us to deliver attractive risk-adjusted returns to shareholders in the long term by managing through (re)insurance cycles and deploying to the most favorable market conditions across the three segments.

We focus on building first mover advantages across our markets. Our product portfolio evolves in response to client demand for tailored products and our market-driven, real-time assessment of risk.

•

We have a nimble approach and focus on bottom line. We take pride in making reasoned decisions to actively enter and grow or reduce and exit specific lines of business as opportunity arises or diminishes. We believe our nimble approach and firm focus on bottom-line profitability (i.e., net income, as opposed to top-line growth) of each line of business is key to our strategy and success. Through our oversight of underwriting operations and participation at the UMCC, we are able to identify areas of underperformance quickly and work with our underwriting partners to remediate.

Our strategy is to increase line sizes where appropriate, take the lead in requiring rate changes and establish ourselves as the “go to” market for solutions through our in-force portfolio and new classes of specialty and bespoke products. Depending on market conditions, we exercise discretion in coordination with TFP, where applicable, to increase retention by reducing outwards quota shares to take further advantage of the continued hardening of rates. Similarly, we may also coordinate with TFP to increase line sizes as conditions warrant. We intend to grow specialty classes by writing meaningful line sizes to further push rate increases, achieve differential pricing through leadership and access new classes where there is significant market dislocation. We expect to grow our specialty and bespoke products through a combination of organic growth of our already well-established footprint, systematic cross-selling to clients and innovative new products while maintaining quality underwriting information, high-quality risk selection and multi-line aggregation tools and technology.

•

Proven track record of delivering compelling combined ratios, supported by “First choice” access to one of the best underwriting teams in the industry. Fidelis Insurance Group has a proven track record of delivering profitable underwriting results, as evidenced through FIHL’s combined ratio. Between 2018 and 2023, Fidelis Insurance Group achieved strong underwriting performance with an average loss ratio of 45.1% and an average combined ratio of 85.8%. In the year ended December 31, 2023 our loss ratio was 38.1% and combined ratio was 82.1%, respectively.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

The performance of our business portfolio written by TFP is primarily driven by the capabilities of the TFP management team, led by Richard Brindle, who is the Chairman and CEO of TFP. Mr. Brindle brings 40 years of experience in the insurance industry and is known for his track record of outperformance across Lloyd’s syndicates and Lancashire under his leadership. We secured a long term agency relationship with TFP under the Framework Agreement, with right of first access to its underwriting business, and strong economic and strategic alignment between the two businesses.

•

Robust capital position. We have a strong balance sheet and are committed to preserving our financial strength. At December 31, 2023, our total assets were $10.0 billion and our cash and cash equivalents, restricted cash and cash equivalents, and investments totaled $4.3 billion, primarily highly rated, liquid fixed maturity assets. Our $3.0 billion total capitalization as of December 31, 2023 (which comprises shareholders’ equity plus preference securities and long term debt) provides us with the flexibility to engage in attractive underwriting opportunities and scale quickly when market conditions warrant increased business.

•

Highly experienced management team. Our management team consists of industry veterans with many years of relevant experience in insurance, providing FIHL with the necessary functional support, supplemented by the services stipulated under the Framework Agreement and Inter-Group Services Agreement. We are led by Mr. Daniel Burrows, who, prior to joining Fidelis Insurance Group in 2015, was the co-CEO of Aon Benfield’s Global Re Specialty (“GRS”) division. Prior to assuming the CEO role at FIHL, Mr. Burrows had been leading Fidelis Insurance Group’s Bermuda operations and was most recently the Executive Chairman of FIBL and Group Managing Director. The other members of the management team are a mix of experienced individuals who have had held key roles at Fidelis Insurance Group and have long histories of working with TFP, along with other experienced professionals from other industry peers.

•

Embedded ESG initiatives that are core to our business. Fidelis Insurance Group is committed to working together with TFP to implement standards for ESG matters. TFP incorporates an ESG assessment into its underwriting on our behalf and is continually refining its process for reviewing individual insurance risks. TFP in the U.K. market has promoted the use of a forced labor clause prohibiting the use of any form of forced labor in marine cargo business and is cooperating with the U.K. Independent Anti-Slavery commissioner and Anti-Slavery International, a non-profit organization to develop a commitment to which insurers and brokers can sign up.

Fidelis Insurance Group and TFP are both members of ClimateWise. The ClimateWise Principles require members to disclose their assessment of the risks and opportunities of climate change and are aligned with the Task Force on Climate-related Financial Disclosure framework. Further, TFP was a founding member of The Poseidon Principles on Marine Insurance, which pledges a net zero marine hull insurance portfolio by 2050. We actively support the transition to a net zero global economy by making renewable energy one of our classes of underwriting through TFP, including the construction of offshore wind turbine farms.

We maintain underwriting and investment restrictions that align with our ESG principles as well as those principles that are consistent with leading to long-term value, such as excluding a number of sectors that we believe pose risks of harm to people, animals and the environment. Furthermore, FIHL’s investment portfolio is managed in a manner that is consistent with Fidelis Insurance Group’s sustainability principles and its ESG objectives. The fixed maturity portfolio has a minimum requirement for investments that meet ESG thresholds, prohibits investing in issuers with poor ESG ratings, and restricts exposure to certain industries and behaviors.

Further, the ERG works to enhance employee engagement by providing opportunities that match their workplace values. We believe that this voluntary, employee-driven initiative encourages community, support, and advocacy, involving diversity, equity, inclusion, employee engagement, environmental concerns, and philanthropy. In 2024, the ERG is prioritizing charitable causes aligned with our company values and community impact, which we hope to result in impactful grants, more cultural exchanges, and enhanced educational resources on diversity.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

Our Strategy

We are set up to be nimble, thoughtful, and efficient decision-makers and we believe that we are able to respond quickly to an ever-changing world and a constantly evolving marketplace. We believe these attributes allow us to target opportunities that we expect to offer a compelling balance of risk and reward that creates value through the cycle by delivering consistent returns to shareholders. We intend to continue to scale our business when favorable market conditions are present, pursue prudent capital management and profitable underwriting on a loss ratio and combined ratio basis, and through the cycle targeting a mid to high 80s% combined ratio and an Operating ROAE of approximately 13.0% to 15.0%. Given where the market is, for 2024 (assuming normal loss experience) we expect to again deliver returns above this long-term target in the 14% to 16% range.

Our strategy involves the following:

•

Profitable underwriting. We will continue to focus on underwriting profitably through (re)insurance cycles. As our insurance portfolio matures and scales, we believe we will also have an opportunity to increase our underwriting leverage. We seek to direct capital to attractively priced opportunities based on market conditions to address client needs.

We seek to manage volatility over the cycle in our underwriting result by writing a balanced and diversified portfolio of predominantly specialty business, maintaining strict underwriting and pricing discipline and strategic reinsurance protection. Our strategy has frequently generated better risk-adjusted returns than many of our competitors who focus on specific niches exclusively or have large exposure to natural catastrophe reinsurance. We have taken measures to actively manage and in many cases reshape our natural catastrophe exposure in light of greater severity and frequency of catastrophe events and concerns around global climate change.

We leverage our relationship with TFP to continue disciplined underwriting with the use of TFP’s integrated technology solutions, including monitoring real-time market conditions to best capture unique opportunities. TFP’s daily processes, which we actively participate in, will enable it, on our behalf, to maintain a live, dynamic picture of the current underwriting environment that drives daily underwriting decisions, including the daily UMCCs. We believe that our risk selection as a result of these processes should allow us to deploy significant line sizes that in turn allow us to be a “rate maker” rather than a “rate taker.”

•

Expand our presence in the specialty insurance market. The Specialty segment has benefited from a hard pricing environment over recent years which has generated profitable growth. To take advantage of mature hard market conditions, following year-on-year compound rate increases across specialty lines we will seek to grow our top-line income and maintain leading market positions that facilitate differential pricing terms and conditions through a disciplined and nimble approach to underwriting in conjunction with carefully selected underwriting partners. We expect to continue to leverage our access to TFP’s long-standing and trusted relationships with brokers and clients, built over the years by key executives, some of whom have almost 40 years of experience in insurance, both specialty and bespoke markets. The continued access to such long-standing and trusted relationships coupled with TFP’s extensive expertise will provide significant opportunity to quote, underwrite and bind attractive niche specialty insurance policies in an efficient manner. By leveraging the UMCC, where all lines of business are considered in real time, we expect to be able to pivot quickly to the most attractive opportunities. By focusing on markets in which we have expertise and in which we can provide innovative new products, we believe we have a strong ability to capture profitable business.

A recent example of such innovation is the cooperation between Fidelis Insurance Group and TFP to launch Itasca MGA, an aviation-focused managing general agent (“MGA”) of Pine Walk, a wholly owned subsidiary of TFP. Itasca MGA specializes in underwriting, structuring and managing risks associated with secured commercial aviation financing. We believe with the experience and expertise of the Itasca MGA team and their partnerships with established market participants that they are positioned to become one of the key solution providers for global airlines and the broader aviation market.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

Furthermore, in March 2024, Fidelis Insurance Group jointly announced with TFP the launch of Syndicate 3123. Fidelis Insurance Group’s participation in Syndicate 3123 includes a 9.9% contribution of Syndicate 3123’s total capital requirement for the second half of 2024, and a variable quota share of the book of business underwritten by Syndicate 3123. TFP is also contributing 9.9% of Syndicate 3123’s capacity, further demonstrating alignment of interest between the parties, with individual members at Lloyd’s and other investors providing the remainder of the capital requirements.

•

Manage and develop strategic partnerships. We aim to optimize underwriting results via comprehensive management and oversight of our strategic underwriting partners. Our business model enables us to focus on building relationships with first in class underwriting teams while also achieving operational excellence through collaboration, enhanced efficiencies and effective oversight processes.

We have an exclusive right of first access to TFP’s underwriting business during the term of the Framework Agreement. Based on Fidelis’ historical experience, we expect this long-term partnership to deliver strong returns to our shareholders, primarily driven by our underwriting results. We aim to be good stewards of capital by effectively balancing capital deployment across market opportunities with capital distributions to our shareholders.

Subject to the exclusivity obligations set out in the Framework Agreement (see Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Framework Agreement—Exclusivity, Rights of First Offer and Rights of First Refusal of the 2023 Annual Report), we continue to explore additional avenues for the deployment of capital into new underwriting opportunities by targeting strategic partners across lines of business which support our growth strategy, in order to achieve diversification and meet return criteria.

•

Uphold a strong balance sheet. We believe as interest rates remain elevated, we will continue to have opportunities to earn a higher yield while maintaining an appropriately conservative investment portfolio to support our business. We maintain robust procedures for setting our reserves for losses and loss adjustment expenses and actively managing risk in our portfolio. From January 1, 2018 to December 31, 2023, we had net favorable prior year reserve development of $192.6 million from our reserves for losses and loss adjustment expenses. We believe a robust balance sheet best positions us to be a provider of choice for policyholders and take advantage of large or sudden market pricing dislocations.

•

Active capital management. We invest and manage our capital proactively with a goal of maximizing value for our shareholders by growing book value, generating consistent returns and optimizing capital management.

We maintain a strong, highly rated balance sheet with total capital of $3.0 billion as of December 31, 2023. We have had net favorable prior year reserve development every year since inception, demonstrating our consistent and prudent approach to reserving. In addition, our focus is on short-tail lines with carefully managed catastrophe exposure and no longer tail casualty business. This approach, and our minimal exposure to social inflation risk, reinforces our confidence that we can avoid meaningful reserve volatility moving forward. Further, we continue to strategically use reinsurance, including our 20% whole account quota share with Travelers that recently renewed for a second year, as a flexible and aligned source of capital.

Looking ahead, our primary focus remains capitalizing on the attractive growth opportunities to deliver profitable returns while also continuing to explore ways to optimize our capital structure and create value for shareholders. Our strategic capital management priorities include: allocating capital back into the business and deploying capital into attractive underwriting opportunities; reassessing our outwards reinsurance purchasing program; and returning capital to shareholders through a combination of our recently announced share repurchase program and dividend policy.

•

Foster a strong employee culture: Operate a supportive and respectful performance led culture of openness, honesty, challenge and inclusiveness. Key to our strategy is the development of a culture that

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

reflects the shared values, behaviors and standards that contribute to a workplace environment which encourages and supports performance and ethical behaviors. Our employee values are as follows:

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Autonomy: Fidelis Insurance Group cultivates a culture of empowerment, accountability and self-direction within our organization. We foster an environment where individuals have the freedom to exercise their judgement, set ambitious goals, and work towards achieving them in ways that they deem most effective.

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Connected: We foster an inclusive and community orientated culture which recognizes that strength lies in unity and a shared sense of purpose among all stakeholders. We recognize that our purpose is to create tangible benefit for customers, shareholders and society at large, reflecting a commitment to ethical and socially responsible business practices.

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Expert: Our Group values expertise, encourages intellectual curiosity and fosters a dynamic environment where individuals can push boundaries to explore new possibilities. We cultivate a culture of creative thinking, experimentation with new ideas, and a willingness to embrace change to drive progress and innovation within our organization.

Competition

The (re)insurance industry is highly competitive and we compete with major insurers, reinsurers and alternative capital managers. While there is no one direct competitor for us given our business strategy, and we may have other categories of peer groups or competitors, our competitors may include multi-line property and specialty (re)insurers such as AXIS Capital Holdings Limited, Beazley plc, Conduit Holdings Limited, Everest Group Ltd, Hamilton Insurance Group Ltd, Hiscox Ltd, Lancashire Holdings Limited, Markel Group Inc, and W.R. Berkley Corporation. The industry has seen and continues to see a trend of consolidation, and we believe that our unique business model and focus on quality, service and experience over scale differentiates us from our competitors seeking growth from mergers or acquisitions. See “Risk Factors” and Item 3. Key Information—D. Risk Factors of the 2023 Annual Report.

Employees

At December 31, 2023, we employed 77 persons, of which 20 were in Bermuda, 43 were in the United Kingdom, and 14 were in Ireland. Of these, 17 worked primarily in (re)insurance business related functions, such as actuarial, claims, risk and underwriting; 18 worked primarily in operational functions, such as business operations, facilities, office management and IT; 23 worked primarily in finance functions, such as finance and investments; and 19 worked primarily in support and other functions, such as chief executive office, audit, compliance, HR, and legal.

Facilities

We lease office space in Bermuda, Ireland and the United Kingdom. We renew and enter into new leases in the ordinary course of business.

Information Technology

We require complex and extensive IT systems to run our business and are reliant on third parties, including TFP, for the provision of important services, including finance systems and processes and IT infrastructure including software, claims management and investment management services. We have autonomy over our financial and regulatory reporting, with use of dedicated Oracle Fusion general ledger and Solvency II reporting tools.

The technology platforms were transferred to TFP as part of the Separation Transactions. Although the proprietary tools and systems including the Prequel Policy Administration system, the Jarvis Data Warehouse,

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

and the FireAnt analytics system are owned by TFP, they are licensed for use by us as appropriate pursuant to the outsourcing arrangements. See Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other—Licensing Arrangements of the 2023 Annual Report.

Legal Proceedings

Similar to the rest of the insurance and reinsurance industry, we are from time to time subject to litigation and arbitration in the ordinary course of business. We may also be subject to other potential litigation, disputes and regulatory or governmental inquiry from time to time in the ordinary course of business. While it is not feasible to predict or determine the ultimate outcome of the pending or threatened proceedings, management does not believe that the outcome of these proceedings, including those discussed below, will have a material adverse effect on the financial condition of Fidelis Insurance Group, after consideration of any applicable reserves.

Following Russia’s invasion of Ukraine on February 24, 2022, government sanctions were introduced prohibiting various commercial and finance activities in Russia, including leasing of aircraft in the aviation industry to any person in Russia, or for use in Russia. Aircraft lessors issued notices to airlines and lessees in Russia purporting to terminate the leasing of aircraft (and other parts such as spare engines) and requiring that the airlines return the assets. Many of the relevant aviation authorities where the aircraft are registered have also since suspended the certificates of airworthiness of such aircraft. Some aircraft are yet to be returned and aircraft lessors filed various insurance claims under their insurance policies for loss of the unreturned aircraft. The insurers have denied the claims and the lessors have instituted proceedings in the U.K., the U.S. and Ireland against upwards of 60 (re)insurers, including certain Group entities. Provision has been made in Fidelis Insurance Group’s reserves for losses and loss adjustment expenses for potential exposures relating to the Ukraine Conflict, a considerable majority of which are reserves reflecting our estimate for potential loss claims relating to leased aircraft within Russia, including the related litigation proceedings. See Item 5. Operating and Financial Review and Prospects—Operating Results—Recent Developments—Russia-Ukraine Conflict.

This is an unprecedented event, which, as of the date of this prospectus, is anticipated to continue for a protracted period of time and presents unique circumstances and coverage issues in respect of both the gross loss and consequent extent of the reinsurance recoveries, which will continue to be unresolved until the multiple courts rule on the merits of the lawsuits. The situation is continuously evolving, including with respect to explorative discussions ongoing between Western leasing firms and Russian airline operators for the sale of some of the unreturned aircraft to the Russian operators. Such discussions, if successful, may lead to a reduction in any potential exposures under the relevant insurance policies. See Item 5. Operating and Financial Review and Prospects—Operating Results—Recent Developments—Russia-Ukraine Conflict, Item 3. Key Information—D. Risk Factors—Risks Relating to Recent Events—The full extent of the impacts of the ongoing Ukraine Conflict on the (re)insurance industry and on the Group’s business, financial condition and results of operations, including in relation to claims under the Group’s (re)insurance policies, are uncertain and remain unknown and Item 3. Key Information—D. Risk Factors—We are subject to litigation which could adversely affect our business and results of operations, of the 2023 Annual Report.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

MANAGEMENT AND CORPORATE GOVERNANCE

The following are the directors and senior managers of Fidelis Insurance Group as of the date of this prospectus.

Name	Position	Date Appointed to Role
Helena Morrissey	Chair and Non-Executive Director	January 3, 2023
Daniel Burrows	Group Chief Executive Officer and Executive Director	January 3, 2023
Allan Decleir	Group Chief Financial Officer and Executive Director	January 3, 2023
Matthew Adams	Non-Executive Director	October 25, 2023
Daniel Brand	Non-Executive Director	July 26, 2021
Charles Collis	Non-Executive Director	May 15, 2023
Christine Dandridge	Non-Executive Director	October 25, 2023
Cathy Iberg	Non-Executive Director	November 2, 2016
Daniel Kilpatrick	Non-Executive Director	November 15, 2022
Dana LaForge	Non-Executive Director	March 19, 2021
Hinal Patel	Non-Executive Director	January 3, 2023
Warrick Beaver	Group Chief People Officer	March 1, 2023
Denise Brown-Branch	Group Chief Operating Officer	July 1, 2021
Ian Houston	Group Chief Underwriting Officer	January 16, 2023
Michael Pearson	Group Chief Risk Officer	January 3, 2023
Jonathan Strickle	Group Chief Actuarial Officer	January 3, 2023
Janice Weidenborner	Group Chief Legal Officer	January 23, 2023

Biographical Information

Biographical information on our directors and senior managers is set forth below.

Directors

Baroness Helena Morrissey DBE. Baroness Morrissey has held the position of chair of the Board since January 3, 2023. She has over three decades of experience in the financial services sector and has served in several leadership roles throughout her career. In addition to acting as chair of the Board of Fidelis Insurance Group, Baroness Morrissey currently holds the position of director on the boards of a number of other organisations. Since February 2023, Baroness Morrissey has acted as chair of the Board of Altum Group. She also serves as an advisory board member of All Perspectives Ltd, Edelman Communications, Anthemis and UK Fintech Growth Fund and is chair of the Nominations and Governance Committee of McKinsey Investment Office. Prior to her current positions, Baroness Morrissey was lead non-executive director at the Foreign & Commonwealth Office between July 2020 and September 2020, transferring to lead non-executive director of the Foreign, Commonwealth & Development Office until June 2022. Between January 2020 and May 2021, Baroness Morrissey was a non-executive director of St James’ Place. Prior to this, she was head of personal investing at Legal & General Investment Management between May 2017 and December 2019. From 2001 to 2016, she was CEO of Newton Investment Management. Baroness Morrissey began her career as a global bond analyst at Schroders in the 1980s, later becoming a global bond fund manager. Baroness Morrissey holds a Master of Arts in Philosophy from Cambridge University. Other prior experience includes: chair of the Investment Association from July 2013 to May 2017; founder of the 30% Club campaign; non-executive director of Green Park Limited from August 2020 to March 2023; and non-executive director of the board of AJ Bell plc from July 2021 to April 2023, acting as chair of the board from January 2022 to April 2023. Baroness Morrissey is chair of the Diversity Project, a trustee of the Lady Garden Foundation and a fellow and Chair of the Endowment Committee of Eton College. Baroness Morrissey has served as a director of Helena Morrissey Ltd since February 2017. We believe Baroness Morrissey is qualified to serve as a member of our Board based on our review of her experience, qualifications, attributes and skills, including her executive leadership experience in the financial sector.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

Daniel Burrows. Mr. Burrows has been a director of FIHL since April 2022 and has held the position of Group Chief Executive Officer of FIHL since January 3, 2023. He is also Chief Underwriting Officer of FIBL and an executive director of FIBL. Mr. Burrows joined Fidelis Insurance Group in 2015. Prior to joining Fidelis Insurance Group, Mr. Burrows was co-CEO of Aon Benfield’s Global Re Specialty (GRS) division from 2013 to 2015. Specializing in non-marine retrocession and the aviation, marine and energy sectors, among others, Mr. Burrows supported Aon Benfield’s business hubs across North America, Europe, the Middle East, Africa and Asia Pacific. Prior to this, he was Deputy CEO of the GRS division from 2008 until 2013. Mr. Burrows began his career as a non-marine property broker at Greig Fester in the 1980s, later joining the retrocession team and then leading that team following a merger with Benfield in 1997. We believe Mr. Burrows is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive insurance background and executive leadership experience.

Allan Decleir. Mr. Decleir has held the position of Group Chief Financial Officer of FIHL since January 3, 2023. Mr. Decleir is also Chief Executive Officer of FIBL and an executive director of FIBL. Prior to assuming these executive positions, Mr. Decleir was a consultant to FIBL from June 1, 2022. He has over 27 years of experience in the (re)insurance industry. From June 2015 to December 2022, Mr. Decleir was an independent consultant for ThreeSeas Consulting Ltd, providing management consulting services in the Bermuda (re)insurance market. Mr. Decleir was also a Listings Manager at the Canadian Securities Exchange from February 2019 until March 2022. Prior to this, he was Executive Vice President & Chief Financial Officer of Platinum Underwriters Holdings, Ltd. (“Platinum”) from June 2010 until March 2015, overseeing SEC, financial and regulatory reporting. He first joined Platinum’s Class 4 reinsurance subsidiary, Platinum Underwriters Bermuda, Ltd. (“Platinum Bermuda”), in 2003, and, from 2005 until his promotion to Platinum’s Group CFO, served as Senior Vice President and Chief Financial Officer. Prior to joining Platinum Bermuda, Mr. Decleir was the Chief Financial Officer of Stockton Reinsurance Limited from June 1996 to May 2003. He began his career at Ernst & Young in 1988, taking on various positions in Canada and Bermuda. Mr. Decleir was granted a National Association of Corporate Directors governance fellowship in 2017 and achieved the “Directorship Certified” designation in 2022, and earned the Associate in Reinsurance designation from the Insurance Institute of America in 2000. Mr. Decleir holds a Bachelor of Business Administration from Wilfrid Laurier University and is a Chartered Professional Accountant (Chartered Accountant). We believe Mr. Decleir is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial accounting background, corporate governance and executive leadership experience in the financial and insurance industries.

Matthew Adams. Mr. Adams has held the position of non-executive director of FIHL since October 25, 2023. Mr. Adams built a long-standing practice with PricewaterhouseCoopers (“PwC”), largely concentrated in the insurance industry. He served as a lead account partner for PwC, auditing and advising many of PwC’s largest and most complex global insurance clients. From 2015-2021, he led PwC’s U.S. Insurance Practice and was a member of PwC’s global insurance practice leadership team. Mr. Adams retired from PwC in June 2023, following a 38-year career with the firm. Mr. Adams’ leadership of PwC’s U.S. Insurance Practice has exposed him to many diverse aspects of the insurance sector, and he has significant experience managing the strategic, operational, profitability and human capital challenges of leading a large, quickly growing business. Mr. Adams has participated in numerous audit and other board committee meetings during his career, providing broad perspectives on board governance priorities. Mr. Adams earned a B.S. in Economics and an M.B.A. from the Wharton School of the University of Pennsylvania, and is a certified public accountant in New York. Mr. Adams serves as chair of the Board’s Audit Committee. We believe Mr. Adams is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial accounting, audit and corporate governance background in the insurance sector.

Daniel Brand. Mr. Brand is the CVC non-executive director nominee of FIHL and has held this position since 26 July 2021. Mr. Brand joined CVC in 2009 and is a partner leading CVC’s U.S. private equity activities in financial services and co-leading CVC’s U.S. private equity activities in business services. Mr. Brand also represents CVC on the boards of directors of CFGI, Medrisk, Republic, Teneo and Worldwide Express. Prior to

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

joining CVC, Mr. Brand worked at DLJ Merchant Banking Partners and Credit Suisse in the investment banking division covering financial institutions. Mr. Brand holds a B.A. in Economics with a Certificate in Finance from Princeton University, and an M.B.A. from Harvard Business School. We believe Mr. Brand is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial background and directorial experience.

Charles Collis. Mr. Collis has held the position of non-executive director of FIHL since May 15, 2023. Mr. Collis is a director of Conyers Dill & Pearman (“Conyers”). Mr. Collis works in the corporate department of the Bermuda office of Conyers and headed up the Bermuda Insurance Practice for more than fifteen years. Mr. Collis joined Conyers in 1990 and became a partner in 1998. Mr. Collis specializes in insurance and reinsurance, advising on corporate and regulatory matters. Mr. Collis holds a Bachelor of Laws from University College London and a Bachelor of Arts from the University of Toronto. We believe Mr. Collis is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive legal background and experience in the insurance industry.

Christine Dandridge. Ms. Dandridge has held the position of non-executive director of FIHL since October 25, 2023. Ms. Dandridge is a veteran of the specialty insurance market, with experience spanning more than four decades. Ms. Dandridge began her career in 1978 as a broker at Stewart Wrightson, before joining the underwriting team at Posgate and Denby Syndicate in 1980 and becoming one of the first female underwriters at Lloyd’s. Ms. Dandridge was one of the founding members of Atrium Underwriting. She served as active underwriter of Syndicate 609 from 1997 to 2007, was part of numerous Lloyd’s market committees and was a member of the Council of Lloyd’s from 2004 to 2007. Since then, she has held several non-executive directorships and currently acts as non-executive director on the boards of Equitas Limited, Hive Underwriting Limited, Managing Agency Partners Limited and Track My Risks Ltd. She graduated from University College, London with a BSc (Hon) in Anthropology and is an associate of the Chartered Insurance Institute. Ms. Dandridge serves on the Board’s Risk Committee. We believe Ms. Dandridge is qualified to serve as a member of our Board based on our review of her experience, qualifications, attributes, and skills, including her extensive underwriting background and executive leadership and directorial experience in the insurance sector.

Cathy Iberg. Ms. Iberg has held the position of non-executive director of FIHL since November 2, 2016. Ms. Iberg is Vice President of Investments at the St David’s Foundation, a charitable foundation dedicated to providing and supporting nonprofit health-related programs in the US, including the largest scholarship program in Texas for aspiring health professionals, and the largest mobile dental program in the country. Ms. Iberg joined the St David’s Foundation in December 2015. Prior to her role at the Foundation, Ms. Iberg was UTIMCO’s (University of Texas Investment Management Company) President and Deputy CIO and retired in August 2014. At UTIMCO she was responsible for investment oversight of $30 billion in investment assets in addition to the management of public equity, fixed income and hedge fund investments. Her employment with the organization dates back to April of 1991 when she joined the U.T. System Office of Asset Management, the predecessor to UTIMCO. Previous to joining U.T. System, Ms. Iberg practiced in the area of public accounting for 15 years. She has a B.Sc. degree in accounting from the Southern Illinois University and was a Certified Public Accountant. We believe Ms. Iberg is qualified to serve as a member of our Board based on our review of her experience, qualifications, attributes, and skills, including her financial accounting background and executive leadership experience in the investments sector.

Daniel Kilpatrick. Mr. Kilpatrick is the Crestview director nominee and has held this position since November 15, 2022. Mr. Kilpatrick joined Crestview in August 2009 and is a partner and member of the Crestview Investment Committee. He is also the head of the financial services strategy. Mr. Kilpatrick also is on the boards of directors of AutoLenders, Congruex, DARAG Group, Modern Wealth Management, WildOpenWest, LLC and Venerable Holdings. He was previously on the boards of Accuride Corporation, Camping World Holdings, ICM Partners, Industrial Media, NYDJ Apparel, Protect My Car and Symbion. Prior to joining Crestview, Mr. Kilpatrick worked at the Yale Investments Office. Mr. Kilpatrick received an M.B.A. from Stanford Graduate School of Business and a B.A. from Yale University. We believe Mr. Kilpatrick is

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial background and directorial experience.

Dana LaForge. Mr. LaForge is the Pine Brook director nominee and has held this position since March 19, 2021. Mr. LaForge joined Pine Brook in June 2020 and is a partner on the financial services investment team and a member of Pine Brook’s Investment Committee. Mr. LaForge also represents Pine Brook on the boards of directors of Amedeo Capital Limited, Belmont Green Limited, Syndicate Holding Corp., and Clear Blue Financial Holdings. He also serves as a director of a venture philanthropy fund, the Myeloma Investment Fund. Prior to joining Pine Brook, he was the founder and managing director of Colonnade Financial Group from 2002-2020, a spin-out from Deutsche Bank created to manage a private equity portfolio. Prior to Colonnade, from 1985-2002 Mr. LaForge served in numerous senior executive roles at Deutsche Bank and its predecessor companies, Bankers Trust and BT Alex. Brown, also serving as the head of the North American financial institutions group in investment banking. Mr. LaForge holds a Bachelor of Science in Commerce and Accounting from Washington & Lee University and a Master of Business Administration from Harvard Business School. We believe Mr. LaForge is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial background and directorial experience.

Hinal Patel. Mr. Patel is the TFP HoldCo director nominee. Mr. Patel acted as Group Chief Actuary of Fidelis Insurance Group from September 2015 to July 2017 and as Group Chief Financial Officer of Fidelis Insurance Group from July 2017 until January 3, 2023, following which Mr. Patel left Fidelis Insurance Group to become the Chief Financial Officer of the TFP HoldCo. Mr. Patel has held the position of non-executive director of FIHL since January 3, 2023. During his time as Group Chief Financial Officer of Fidelis Insurance Group, Mr. Patel was responsible for the finance, investment, actuarial and corporate finance functions. Prior to joining Fidelis Insurance Group, Mr. Patel spent 12 years at Catlin, where he served in a variety of positions, including Bermuda Chief Actuary overseeing actuarial, catastrophe modelling and capital functions for the Bermuda entity. Prior to joining Catlin, Mr. Patel worked at a number of actuarial consultancies and has over 20 years of experience. Mr. Patel graduated from the London School of Economics and is also Fellow of the Institute of Actuaries. We believe Mr. Patel is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial accounting background, corporate governance and executive leadership experience in the insurance industry.

Senior Management

Warrick Beaver. Mr. Beaver became Chief People Officer of Fidelis Insurance Group in March 2023. Prior to that, Mr. Beaver worked as Head of HR at Fidelis Insurance Group, which he joined in August 2022 and, following the completion of the Separation Transactions, TFP. From March 2019 until July 2022, Mr. Beaver was an independent consultant for Stonehouse HCC Ltd, providing management consulting services to private equity-backed specialty (re)insurance brokers. Prior to that, Mr. Beaver worked for Thomson Reuters Corporation from November 2010 to December 2018, where he held a number of global Head of HR positions, as well as Managing Director of the Global Financial Crime and Reputational Risk Proposition and Modern-Day Slavery Initiative from November 2014. Mr. Beaver began his career in 1995, taking on various HR leadership positions in South Africa, the United States and the United Kingdom. Mr. Beaver graduated with a Bachelor of Arts (Psychology) from University of the Witwatersrand in 1994 and in 2001 became a Chartered Member of the Institute of Personnel and Development.

Denise Brown-Branch. Ms. Brown-Branch has held the position of Chief Operating Officer of Fidelis Insurance Group since July 2021. Ms. Brown-Branch is also CEO of FUL and an executive director of FUL. Before becoming Group Chief Operating Officer, Ms. Brown-Branch served in the roles of Strategic Program Manager (as an independent contractor from July 2015 to September 2020) and Director of Operations (from September 2020 to June 2021) within Fidelis Insurance Group. Ms. Brown-Branch has over 25 years of experience in strategic program delivery and business change management. Prior to joining Fidelis Insurance Group, Ms. Brown-Branch was a consultant at Bluefin Solutions from August 2011 to July 2015 where she

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

managed a program of work for Catlin Insurance. Ms. Brown-Branch began her career in the consumer goods industry, where she focused on marketing, IT and global service delivery. Ms. Brown-Branch holds an MBA from Northeastern University and Bachelor of Science degrees in Accounting and Information Systems from Virginia Commonwealth University. She is also certified as a project management professional by the Project Management Institute.

Ian Houston. Mr. Houston joined Fidelis Insurance Group as Group Chief Underwriting Officer on January 16, 2023. Mr. Houston has over two decades of experience in the insurance industry. Prior to joining FIHL, from January 2018 until January 2023, Mr. Houston was general manager of Partner Re Europe. From August 2010 until April 2016, he was Deputy Head of Specialty Lines and Chief Underwriting Officer at PartnerRe. In this role, he was responsible for the strategy, risk appetite framework, portfolio shaping, and transaction referrals for the specialty lines portfolio. Mr. Houston began his career at various insurance carriers in the late 1980s in London. He is an associate of Chartered Insurance Institute and has attended various training courses such as the ZFS EXED Training course at IBM in Lausanne and Converium’s Executive Management course in Vitznau and Washington D.C. and Henley Business School. Mr. Houston holds a BA.Hons degree in Business Studies from South Bank University.

Michael Pearson. Mr. Pearson became Group Chief Risk Officer of Fidelis Insurance Group on January 3, 2023. Prior to this, Mr. Pearson was a consultant to FUL from May 2022, a senior independent non-executive director of FUL from October 2015 to December 2020 and chairman of the FUL board from January 2021 until January 2023. He has over 35 years of experience in the insurance industry and was the Chief Risk Officer at Lancashire from March 2010 until February 2013. Mr. Pearson has held roles as Head of Internal Audit in both the Lloyd’s and company markets and Chief Risk Officer roles in the U.K. and Bermuda. He is a chartered accountant and a fellow of the Chartered Insurance Institute.

Jonathan Strickle. Mr. Strickle has held the position of Group Chief Actuarial Officer of Fidelis Insurance Group since January 3, 2023, prior to which he was Group Actuary of Fidelis Insurance Group from October 2021. Mr. Strickle also held the roles of U.K. Chief Actuary and Group Head of Reserving over the course of his career at Fidelis Insurance Group, which he joined in March 2020. He joined Fidelis Insurance Group after having spent three years as Head of Reserving for China Re’s Lloyd’s syndicate, from January 2017. Between September 2009 and January 2017, Mr. Strickle worked as a consultant at EY on a number of actuarial projects. Mr. Strickle is a Fellow of the Institute and Faculty of Actuaries, and holds both a Bachelor’s and a Master’s degree from the University of Warwick.

Janice Weidenborner. Ms. Weidenborner joined Fidelis Insurance Group as Group Chief Legal Officer on January 23, 2023. Previously, Ms. Weidenborner was Chief Operating Officer and General Counsel at Weston Insurance Management LLC from December 2021 to December 2022. Ms. Weidenborner was Executive Vice President, Group General Counsel and Secretary at Third Point Reinsurance Ltd. between January 2016 and March 2021, adding the role of Head of Human Resources in 2019. Ms. Weidenborner continued on as Executive Vice President overseeing Human Resources at SiriusPoint from March 2021 to July 2021 during a planned integration period following its merger with Third Point Re. From January 2013 to December 2015, Ms. Weidenborner served as General Counsel of Ariel Reinsurance Ltd. Prior to Ariel Re, Ms. Weidenborner served in a number of senior legal roles at the ACE Group of Companies (now Chubb), including Senior Vice President and General Counsel, ACE Financial Solutions International Ltd., Senior Vice President and Associate General Counsel, ACE Bermuda Insurance Ltd and ACE Tempest Re, and Associate General Counsel, ACE USA. Ms. Weidenborner has a Bachelor of Science from Embry-Riddle Aeronautical University, a Master of Business Administration in Finance from Fordham University and a Juris Doctor from Rutgers University School of Law.

Director Independence

As foreign private issuer, under the listing requirements and rules of the NYSE we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

consist fully of independent directors, subject to certain phase-in schedules. The listing standards of the NYSE require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent, following a phase-in period. In addition, the listing standards of the NYSE require that audit committee members satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act and that compensation committee members satisfy independence criteria set forth in the NYSE Listed Company Manual. Nevertheless, the listing standards further provide that a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The Board has affirmatively determined that each of Matthew Adams, Christine Dandridge, Charles Collis, Cathy Iberg, Daniel Brand, Daniel Kilpatrick, Dana LaForge and Helena Morrissey meet the definition of “independent director” under the applicable rules of the NYSE Listed Company Manual. In making this determination, the Board considered the relationships that each such non-employee director has with FIHL and all other facts and circumstances that the Board deemed relevant in determining such director’s independence, including beneficial ownership of Common Shares. As a result, in accordance with listing standards of the NYSE, a majority of our directors are independent.

Family Relationships

There is no family relationship between any director or senior manager of Fidelis Insurance Group and any other director or senior manager or any person nominated to become a director or senior manager. As explained in Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Family Relationships of the 2023 Annual Report, each of the Founders and TFP HoldCo has the right to nominate one individual to serve as a director on the Board. Other than these arrangements, there are no arrangements or understandings with major stockholders, customers, suppliers or others pursuant to which any director or senior manager of Fidelis Insurance Group was selected for such position.

Board Composition

FIHL’s business and affairs are managed under the direction of the Board.

The Amended and Restated Bye-Laws provide that the Board will be divided into three classes, designated Class I, Class II and Class III, as nearly equal in number as possible, with the directors in each class serving staggered three-year terms, and one class being elected each year. Our current directors are divided among the three classes as follows:

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the Class I Directors will be Charles Collis, Cathy Iberg, Christine Dandridge and Hinal Patel, and their initial terms will expire at the first annual general meeting to be held after the consummation of this offering;

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the Class II Directors will be Allan Decleir, Daniel Brand, Daniel Kilpatrick and Matthew Adams, and their initial terms will expire at the second annual general meeting to be held after the consummation of this offering; and

•

the Class III Directors will be Daniel Burrows, Dana LaForge and Helena Morrissey, and their initial terms will expire at the third annual general meeting to be held after the consummation of this offering.

The classified board will remain in place until the annual general meeting occurring in 2030, following which, all of the directors shall be of one class and shall serve for a term ending at the next following annual general meeting.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

See Item 19. Exhibits—Exhibit 2.1 Description of Securities of the 2023 Annual Report.

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively in light of our business and structure, the Board focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth in “—Biographical Information” above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Role of the Board in Risk Oversight

The Board is responsible for overseeing our risk management process. The Board focuses on our general risk management strategy and the most significant risks facing us, as well as oversees the implementation of risk mitigation strategies by management. Our Chief Executive Officer and other executive officers regularly report to our non-executive directors and the audit committee to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls.

Foreign Private Issuer Exemption

As a “foreign private issuer,” as defined by the SEC, FIHL is permitted to follow, and does follow, home country corporate governance practices instead of certain corporate governance practices required for U.S. domestic issuers, provided that FIHL discloses which requirements it is not following and the equivalent requirement in Bermuda (i.e., its home country). FIHL intends to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC, and the NYSE corporate governance rules and listing standards.

FIHL relies on the foreign private issuer exemption to certain of the NYSE’s corporate governance standards with respect to matters related to its independent director oversight of executive compensation, proxy solicitation, quorum and shareholder approval. FIHL may decide to rely upon the foreign private issuer exemption for purposes of opting out of some or all of the corporate governance rules applicable from time to time to U.S. domestic companies.

Because FIHL is a foreign private issuer, its directors and senior management will not be subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. All shareholders, however, will be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Committees of the Board

The Board has an audit committee, compensation committee, investment committee, risk committee, and nominating and corporate governance committee. The Board may have such other committees as it shall determine from time to time. Each of the standing committees of the Board has the composition and responsibilities described below. Copies of each committee’s charter are posted on our website, www.fidelisinsurance.com/investors. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Audit Committee

The Audit Committee is formed of the following directors: Matthew Adams (Committee Chair), Cathy Iberg, Dana LaForge, and Helena Morrissey, each of whom is independent for purposes of the NYSE rules and Rule 10A-3 under the Exchange Act.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

Pursuant to its terms of reference, the Audit Committee’s role is one of oversight. Its responsibilities include appointing and evaluating the performance and independence of the Company’s independent auditor. Additionally, the Audit Committee also reviews the financial statements and annual audits of the Company, oversees the internal audit function, reviews and discusses with the Board earnings press releases, reviews procedures for handling complaints in relation to accounting, internal accounting controls or auditing matters and assists the Board in assessing and providing oversight regarding the Company’s internal controls and risk management systems. The Audit Committee is responsible for reviewing its terms of reference on an annual basis and shall review its own performance at least once per year.

The Board determined that each of the members of the Audit Committee is financially literate as such term is defined by applicable NYSE and SEC requirements. In addition, the Board has determined that Mr. Matthew Adams qualifies as having accounting or related financial management expertise pursuant to the NYSE requirements and is an “audit committee financial expert” pursuant to the rules and regulations of the SEC.

Compensation Committee

As a foreign private issuer, we are not required to have a compensation committee or a compensation committee consisting only of independent directors. However, our Board has established the compensation committee (the “Compensation Committee”), which consists entirely of independent directors for the purposes of the NYSE rules. The Compensation Committee is formed of the following directors: Helena Morrissey (Committee Chair), Daniel Brand, Charles Collis, Christine Dandridge, Daniel Kilpatrick and Dana La Forge.

Pursuant to its terms of reference, the Compensation Committee is responsible for reviewing, assessing and making recommendations to the Board regarding the Company’s incentive-based and equity-based compensation plans (including long-term incentive plans) and the Company’s processes and procedures for considering and determining the compensation of its directors and senior executives. The Compensation Committee is also responsible for developing and recommending to the Board one or more policies for the recovery or clawback of erroneously paid compensation, monitoring compliance with such policies and making any necessary revisions to such policies as may be required from time to time. The Compensation Committee is responsible for reviewing its terms of reference on an annual basis and shall review its own performance at least once per year.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is formed of the following directors: Helena Morrissey (Committee Chair), Matthew Adams, Daniel Brand, Charles Collis, Christine Dandridge, Cathy Iberg and Daniel Kilpatrick, each of whom is independent for purposes of the NYSE rules.

Pursuant to its terms of reference, the Nominating and Corporate Governance Committee is responsible for overseeing FIHL’s corporate governance and procedures by developing a set of guidelines and making recommendations to the Board to ensure compliance with laws and regulations. The Nominating and Corporate Governance Committee also reviews Fidelis Insurance Group’s leadership needs by preparing and recommending nominees it thinks necessary based on vacancies and plans for succession in respect of directorship and management, using recommended selection criteria. Additionally, the Nominating and Corporate Governance Committee develops, recommends and oversees the process of annual self-evaluation for the Board as well as its own performance on an annual basis, subject to approval by the Board.

Investment Committee

The Board has established an investment committee, which consists of Cathy Iberg (Committee Chair), Daniel Brand, Dana LaForge, Hinal Patel, Daniel Burrows and Allan Decleir. Pursuant to its written charter, the investment committee is responsible for, among other things: (i) recommending investment strategy, investment risk appetite and investment risk limits to the FIHL Board; (ii) reviewing and approving new material changes to

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

the investment policy or investment managers; (iii) overseeing investment policies, guidelines and benchmarks; (iv) delegation of investment related authorities and responsibilities to sub-committees and management; and (v) monitoring investment risk, compliance, portfolio composition, investment performance and activity.

Risk Committee

The Board has established a risk committee, which consists of Daniel Kilpatrick (Committee Chair), Hinal Patel, Daniel Burrows and Allan Decleir. Pursuant to its written charter, the risk committee is responsible for, among other things: (i) evaluating FIHL’s risk appetite and tolerances; (ii) overseeing risk management and related policies and guidelines; (iii) establishing risk policies and guidelines; and (iv) overseeing the Board’s responsibilities related to risk management exposure.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board or compensation committee of another entity that has one or more executive officers serving on the Board or our compensation committee.

Code of Business Conduct and Ethics

The Board has adopted a code of business conduct and ethics applicable to our employees, directors and officers, including our Chief Executive Officer, Chief Financial Officer and other executive and senior officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. This code is a “code of ethics,” as defined in Item 406(b) of Regulation S-K under the Securities Act. Our code of ethics is available on our website, www.fidelisinsurance.com/investors/. We make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of Common Shares at    2024 by (i) each person who is known by us to beneficially own more than 5.0% of the Common Shares; (ii) each of our directors and senior managers; (iii) all of our directors and senior managers as a group; and (iv) the Selling Shareholders (as defined below).

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of such securities, or to dispose or direct the disposition of such securities, or has the right to acquire such securities or such powers within 60 days.

To our knowledge, except as disclosed in the footnotes to the following table and subject to applicable community property laws, we believe that each beneficial owner identified in the table possesses sole voting and investment power over all Common Shares shown as beneficially owned by such beneficial owner.

For purposes of the table below, the percentage ownership calculations for beneficial ownership are based on     Common Shares outstanding at   2024. Such beneficial ownership information is presented on the following basis:

•	prior to the consummation of this offering; and

•	following the consummation of this offering.

The information in the table and the footnotes below with respect to each Selling Shareholder has been obtained from that Selling Shareholder. When we refer to the “Selling Shareholders” in this prospectus, we mean the individuals and entities listed in the table below as offering Common Shares as well as the pledgees, donees, assignees, transferees, successors and others who may hold any of the Selling Shareholders’ interest.

Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner listed under “Directors and Senior Managers” is c/o Conyers Corporate Services (Bermuda) Limited, Clarendon House, 2 Church Street, Hamilton, Pembroke, HM11, Bermuda.

	Common Shares Prior to this Offering		Common Shares Offered Hereby		Common Shares After this Offering		Common Shares After this Offering Including Full Option Exercise
	Number	%	Number	%	Number	%	Number	%
Names of Beneficial Owners 5.0% Shareholders
Crestview Funds(1)
CVC Falcon Holdings Limited(2)
Pine Brook Feal Intermediate L.P.(3)
Platinum Ivy B 2018 RSC Limited(4)
SPFM Holdings, LLC(5)
TFP HoldCo(6)

Directors and Senior Managers(7)
Daniel Burrows
Allan Decleir

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

	Common Shares Prior to this Offering		Common Shares Offered Hereby		Common Shares After this Offering		Common Shares After this Offering Including Full Option Exercise
	Number	%	Number	%	Number	%	Number	%
Helena Morrissey
Matthew Adams
Daniel Brand
Charles Collis
Christine Dandridge
Cathy Iberg
Daniel Kilpatrick
Dana LaForge
Hinal Patel
Warrick Beaver
Denise Brown-Branch
Ian Houston
Michael Pearson
Jonathan Strickle
Janice Weidenborner

All directors and senior managers as a group (17 persons)

(*)	Less than 1%.
(1)

Consists of      Common Shares that are beneficially owned by certain funds managed by Crestview, L.L.C. (collectively, the “Crestview Funds”). The Crestview Funds beneficially owned      Common Shares held by Crestview FIHL Holdings, L.P. and Crestview FIHL TE Holdings, Ltd. and      Common Shares held by Crestview IV FIHL Holdings, L.P. and Crestview IV FIHL TE Holdings, LLC. Crestview Partners III GP, L.P. is the general partner of investment funds that own Crestview FIHL Holdings, L.P. and Crestview FIHL TE Holdings, Ltd. Crestview Partners III GP, L.P. and such investment funds may be deemed to have beneficial ownership of the      Common Shares directly owned by Crestview FIHL Holdings, L.P. and      Common Shares directly owned by Crestview FIHL TE Holdings, Ltd. Crestview Partners IV GP, L.P. is the general partner of investment funds that own Crestview IV FIHL Holdings, L.P. and Crestview IV FIHL TE Holdings, LLC. Crestview Partners IV GP, L.P. and such investment funds may be deemed to have beneficial ownership of the      Common Shares directly owned by Crestview IV FIHL Holdings, L.P. and      Common Shares directly owned by Crestview IV FIHL TE Holdings, LLC. Crestview, L.L.C. is the general partner of Crestview Partners III GP, L.P. and Crestview Partners IV GP, L.P. and therefore Crestview, L.L.C. may be deemed to have beneficial ownership of the      Common Shares beneficially owned by Crestview Partners III GP, L.P. and the      Common Shares beneficially owned by Crestview Partners IV GP, L.P. Daniel Kilpatrick is a member of FIHL’s Board. Mr. Kilpatrick is a partner of Crestview, L.L.C. and Crestview Advisors, L.L.C., which provides investment advisory and management services to the investment funds referred to above. Each of the foregoing disclaims beneficial ownership of such Common Shares except and to the extent of its pecuniary interest therein. The address of each of the foregoing is c/o Crestview, 590 Madison Avenue, 42nd Floor, New York, NY 10022.

(2)

CVC is wholly owned by certain investment funds managed by CVC Capital Partners VI Limited. As a result, CVC Capital Partners VI Limited may be deemed to beneficially own the Common Shares directly held by CVC. CVC Capital Partners VI Limited is managed by a four member board of directors that exercises voting and investment authority with respect to the Common Shares. The approval of a majority of such directors is required to make any investment or voting decision with regard to the Common Shares. CVC Capital Partners VI Limited disclaims beneficial ownership of the Common Shares beneficially owned by CVC. The registered address of CVC is at 1 Waverley Place, Union Street, St Helier, Jersey JE1 1SG.

(3)

The general partner of Pine Brook Feal Intermediate, L.P. (“Pine Brook”) is PBRA (Cayman) Company. Any of (i) PBRA (Cayman) Company, (ii) Pine Brook Road Advisors, L.P., which provides investment advice to Pine Brook, (iii) PBRA, LLC, general partner of Pine Brook Road Advisors, L.P. or (iv) Mr. Howard H. Newman, who serves as the managing member of PBRA, LLC, may be deemed to have voting or dispositive power over the shares owned by Pine Brook. The registered address for Pine Brook is PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands.

(4)

Represents      Common Shares owned by Platinum Ivy B 2018 RSC Limited (“Platinum Ivy”), which is a wholly owned subsidiary of the Abu Dhabi Investment Authority (“ADIA”). By reason of its ownership of Platinum Ivy and pursuant to the rules and regulations of the SEC, ADIA may be deemed to share investment and voting power over and, therefore, beneficial ownership of, the Common Shares held directly by Platinum Ivy. ADIA is an independent public investment institution owned by the Emirate of Abu Dhabi, founded in 1976, that manages a diversified global investment portfolio across more than two dozen asset classes and sub-categories, including quoted equities, fixed income, real estate, private equity, alternatives and infrastructure. The mailing address of Platinum Ivy is Level 26, Al Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

(5)

SPFM Holdings, LLC (“SPFM”) is a Delaware limited liability company, which is governed by a board of directors that has the authority to dispose of and vote the Common Shares held by SPFM. The ultimate parent of SPFM is The Travelers Companies, Inc., which may be deemed to beneficially own the Common Shares directly held by SPFM. The mailing address of SPFM Holdings, LLC is One Tower Square, Hartford, CT 06183.

(6)

TFP HoldCo is a wholly owned subsidiary of Shelf Bidco Limited, which in turn is a wholly owned subsidiary of Shelf Midco Limited, which in turn is a wholly owned subsidiary of Shelf Holdco Limited, the ultimate holding company. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities held by TFP HoldCo. The mailing address of TFP HoldCo is Waterloo House, 100 Pitts Bay Road, Pembroke HM08, Bermuda.

(7)	The directors and senior managers listed in this table will not sell any of their Common Shares in this offering.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

MATERIAL CONTRACTS AND RELATED PARTY TRANSACTIONS

Repurchase Agreement with TFP HoldCo

In connection with the adoption by our Board of a Common Share repurchase program of up to $50.0 million of Common Shares, on March 19, 2024 we entered into a repurchase agreement with one of our shareholders, TFP HoldCo (the “Repurchase Agreement”), following approval by our Audit Committee. Under the terms of the Amended and Restated Common Shareholders Agreement, upon any proposed repurchase of Common Shares by FIHL, if TFP HoldCo, acting reasonably and in good faith, determines that, as a result of such proposed repurchase it (i) would become consolidated with FIHL for accounting purposes, (ii) would hold more than 9.9% of the Common Shares and/or (iii) would become a controller of any of FIHL’s subsidiaries which are regulated pursuant to applicable regulatory law, in each case, as a result of such proposed repurchase, then it shall have the right, at its election, to (x) have a sufficient portion of its Common Shares repurchased by the Company, on the same terms as the proposed repurchase (each such election, a “Repurchase Election”) or (y) undertake a permitted transfer in respect of a sufficient portion of its Common Shares. Following written notice from FIHL that the adoption of the brokered repurchase plan under the repurchase (the “Brokered Repurchase Plan”) program might result in TFP HoldCo holding more than 9.9% of Common Shares, TFP HoldCo has elected to exercise one or more Repurchase Elections in order to avoid circumstances where TFP HoldCo would hold more than 9.9% of Common Shares. Under the Repurchase Agreement, on each day that FIHL repurchases Common Shares under the Brokered Repurchase Plan, it shall repurchase a certain number of Common Shares from TFP HoldCo at a price equal to the average price per Common Share paid by FIHL on such day under the Brokered Repurchase Plan. The repurchase mechanic follows a prescribed format designed to keep TFP HoldCo’s ownership of FIHL to below 9.8752%. As of May 1, 2024, FIHL has repurchased 42,934 Common Shares from TFP HoldCo.

For a disclosure of other related party transactions, refer to Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions of the 2023 Annual Report.

65

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

COMPARISON OF SHAREHOLDER RIGHTS

Prospective investors should be aware that the Bermuda Companies Act 1981 (the “Companies Act”), which applies to us, differs in certain material respects from laws generally applicable to U.S. companies incorporated in the State of Delaware and their shareholders. The following is a summary of certain significant differences between the Companies Act (including modifications adopted pursuant to our Amended and Restated Bye-Laws) and Bermuda common law applicable to us and our shareholders, on the one hand, and the provisions of the Delaware General Corporation Law applicable to U.S. companies organized under the laws of Delaware and their shareholders, on the other hand.

Duties of Directors

The Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Companies Act or the company’s bye-laws to be exercised by the shareholders of the company. Our Amended and Restated Bye-Laws provide that our business is to be managed and conducted by the Board. In accordance with Bermuda common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

1.	a duty to act in good faith in the best interests of the company;

2.	a duty not to make a personal profit from opportunities that arise from the office of director;

3.	a duty to avoid situations in which there is an actual or potential conflict between a personal interest or the duties owed; and

4.	a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors and officers of a Bermuda company:

1.	to act honestly and in good faith with a view to the best interests of the company; and

2.	to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Companies Act also imposes various duties on directors and officers of a company with respect to certain matters of management and administration of such company.

Under Bermuda law, directors and officers generally owe fiduciary duties to the company itself, not to the company’s individual shareholders or members, creditors, or any class of shareholders, members or creditors. Our shareholders may not have a direct cause of action against our directors.

Under Delaware law, the business and affairs of a company are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the company and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the company. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the company and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the company. However, this presumption may be

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the company.

Interested Directors

Bermuda law provides that a transaction entered into by us in which a director has an interest will not be voidable by us and such director will not be liable to us for any profit realized pursuant to such transaction as a result of such interest, provided that the nature of the interest is disclosed at the first opportunity, either at a meeting of directors or in writing to the directors. While we are not aware of any Bermuda case law on the meaning of “first opportunity,” a Bermuda court will likely employ a practical interpretation of those words.

Subject to the NYSE rules and applicable U.S. securities laws, our Amended and Restated Bye-Laws do not require directors to recuse themselves from any discussion or decision involving any contract or proposed contract or arrangement in which the director is directly or indirectly interested so long as the nature of the interest is disclosed, and such director may be counted in the quorum for such meeting, unless the Board by resolution of a simple majority of the Board (which vote shall exclude the interested director) requires the director to abstain from any vote on the conflicted matter.

Under Delaware law, such transaction would not be voidable if: (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors; (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote on the matter; or (iii) the transaction is fair as to the company as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Voting Rights and Quorum Requirements

Under Bermuda law, the voting rights of our shareholders are regulated by our Amended and Restated Bye-Laws and, in certain circumstances, the Companies Act. Generally, except as otherwise provided in the Amended and Restated Bye-Laws or the Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple majority of the shareholders. Any individual who is our shareholder and who is present at a meeting may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. Our Amended and Restated Bye-Laws also permit attendance at general meetings by proxy, provided that the instrument appointing the proxy is in the form specified in the Amended and Restated Bye-Laws or such other form as the Board may determine.

Holders of the Common Shares have one vote for each Common Share held by them and are entitled to vote at all meetings of the shareholders.

In the event of the liquidation, dissolution or winding up of FIHL, the holders of the Common Shares will be entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities, subject to the liquidation preference on any issued and outstanding preference securities, including our Series A Preference Securities.

If at any time, FIHL has more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied with the approval of the Board and with the consent in writing of the holders of a Simple Majority (as defined in the Amended and Restated Bye-Laws) of that class or with the sanction of a resolution passed by a Simple Majority at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum will be two persons at least holding or

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

representing by proxy a Simple Majority. The Amended and Restated Bye-Laws specify that the creation or issuance of shares ranking pari passu or senior with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares.

Under Delaware law, unless otherwise provided in a company’s certificate of incorporation, each shareholder is entitled to one vote for each share of stock held by the shareholder. Delaware law provides that unless otherwise provided in a company’s certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of shareholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, and unless otherwise provided in a company’s certificate of incorporation or bylaws, the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at a meeting in which a quorum is present is required for shareholder action, and the affirmative vote of a plurality of shares present in person or represented by proxy and entitled to vote at the meeting is required for the election of directors.

Amalgamations, Mergers and Similar Arrangements

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the issued and outstanding shares entitled to vote on such transaction. A shareholder of a company participating in certain merger and consolidation transactions may, under certain circumstances, be entitled to appraisal rights, such as having a court determine the fair value of the stock or requiring the company to pay such value in cash. However, such appraisal right is not available to shareholders if the stock received in such transaction is listed on a national securities exchange, including the NYSE.

Acquisitions

Under Bermuda law, an acquiring party is generally able to acquire compulsorily the common shares of minority holders of a company in the following ways:

1.

By a procedure under the Companies Act known as a “scheme of arrangement.” The Companies Act enables the Supreme Court of Bermuda to approve a scheme of arrangement between a company and its shareholders or any class of shareholders. If the requisite majority (being a majority in number of shareholders representing 75% in value) agrees to the acquisition of their shares pursuant to the terms of the scheme, and the Supreme Court sanctions the scheme, the remaining shares can be compulsorily acquired. Schemes may provide for the target’s shares to be either transferred or cancelled, but unlike a transfer scheme, a cancellation scheme requires the company to pass a solvency test. In either case, dissenting shareholders do not have express statutory appraisal rights although shareholders have a right to appear at the hearing, and the Supreme Court will only sanction a scheme if the Supreme Court is satisfied that the scheme is fair. Shares owned by the acquirer can be voted to approve the scheme, but the Supreme Court will be concerned to see that the shareholders approving the scheme are fairly representative of the general body of shareholders.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

2.

If the acquiring party is a company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the “offeror”), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, by notice compulsorily acquire the shares of any non-tendering shareholder on the same terms as the original offer unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

3.

Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, and in the event the parent corporation does not own all of the stock of the subsidiary, dissenting shareholders of the subsidiary are entitled to certain appraisal rights. Delaware law also provides, subject to certain exceptions, that if a person acquires 15% of voting stock of a company, the person is an “interested shareholder” and may not engage in “business combinations” with the company for a period of three years from the time the person acquired 15% or more of voting stock.

Dissenters’ Rights of Appraisal

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders’ meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares. Under Bermuda law, each share of an amalgamating or merging company carries the right to vote in respect of an amalgamation or merger whether or not it otherwise carries the right to vote.

In addition, any minority shareholder receiving notice that the holders of 95% or more of a company’s shares or class of shares intend to compulsorily acquire the minority shareholder’s shares may, within one month of receiving the notice, apply to the Supreme Court of Bermuda to appraise the value of the shares.

Appraisal rights are available under Delaware law for any class or series of common shares of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.

Shareholders’ Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Indemnification of Directors and Officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act. Section 98 of the Companies Act further provides that a company may advance moneys to an officer or auditor for the costs, charges and expenses incurred by the officer or auditor in defending any civil or criminal proceedings against them, on condition that the officer or auditor shall repay the advance if any allegation of fraud or dishonesty is proved against them.

We have adopted provisions in our Amended and Restated Bye-Laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions except in respect of fraud or dishonesty. Pursuant to our Amended and Restated Bye-Laws, our shareholders have agreed to waive any claim or right of action such shareholder may have, whether individually or by or in our right, against any director or officer on account of any action taken by such director or officer, or the failure of such director or officer to take any action in the performance of his or her duties with or for us or any of our subsidiaries, provided that such waiver does not extend to any matter in respect of any fraud or dishonesty in relation to us which may attach to such director or officer.

Under Delaware law, a corporation may include in its certificate of incorporation a provision that, subject to the limitations described below, eliminates or limits director liability to the corporation or its shareholders for monetary damages for breaches of their fiduciary duty of care. Under Delaware law, a director’s liability cannot be eliminated or limited for: (i) breaches of the duty of loyalty; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) the payment of unlawful dividends or expenditure of funds for unlawful stock purchases or redemptions; or (iv) transactions from which such director derived an improper personal benefit.

Delaware law provides that a corporation may indemnify a director, officer, employee or agent of the corporation against any liability or expenses incurred in any civil, criminal, administrative or investigative proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, except that in any action brought by or in the right of the corporation, such indemnification may be made only for expenses (not judgments or amounts paid in settlement) and may not be made even for expenses if the officer, director or other person is adjudged liable to the corporation (unless otherwise determined by the court). In addition, under Delaware law, to the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to above, he or she must be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by that party. Furthermore, under Delaware law, a corporation is permitted to maintain directors’ and officers’ insurance.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

Meeting of Shareholders

The Companies Act requires an annual meeting of shareholders unless waived by resolution of shareholders. Our Amended and Restated Bye-Laws provide that, subject to an election made by us in accordance with the Companies Act to dispense with the holding of annual general meetings, an annual general meeting will be held in each year at such time and place as the Board determines.

Under our Amended and Restated Bye-Laws, a special general meeting of shareholders may be held when the Board, in its judgment, decides such a meeting is necessary. In addition, the Board shall, on the requisition of shareholders holding at the date of the deposit of the requisition not less than 10% of our paid-up share capital, forthwith proceed to convene a special general meeting and the provisions of the Companies Act shall apply.

Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.

Notice of Shareholder Meetings

Bermuda law and our Amended and Restated Bye-Laws require that notice of an annual general meeting and special general meeting must be given to each shareholder entitled to attend and vote thereat at least five days before the date of such meeting, stating the date, place and time at which the meeting is to be held and business to be conducted at the meeting, including, for annual general meetings, the election of directors.

A general meeting shall, notwithstanding that it is called on shorter notice than that specified in the Amended and Restated Bye-Laws, be deemed to have been properly called provided that (i) in the case of an annual general meeting, with the agreement of all of the shareholders entitled to attend and vote at such meeting and (ii) in the case of a special general meeting, with the agreement of a majority in number of the shareholders entitled to attend and vote at such meeting, together holding not less than 95% in nominal value of the shares entitled to be voted at such meeting.

The accidental omission to give notice of a general meeting to, or the non-receipt of a notice of a general meeting by, any person entitled to receive notice shall not invalidate the proceedings conducted at such meeting. The Amended and Restated Bye-Laws contain detailed provisions setting out the manner in which a notice of a general meeting must be served effectively on the shareholders.

Under Delaware law, a company is generally required to give written notice of any meeting not less than ten days or more than sixty days before the date of the meeting to each shareholder entitled to vote at the meeting.

Dividends and Other Distributions

Under Bermuda law, a company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (i) it is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereafter be less than its liabilities. “Contributed surplus” is defined for purposes of Section 54 of the Companies Act to include the proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital, and donations of cash and other assets to the company.

Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

Inspection of Corporate Records

Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda. These documents include our memorandum of association and any charges on our assets. Our shareholders have the additional right to inspect our Amended and Restated Bye-Laws, minutes of general meetings and audited financial statements, all of which must be presented to the annual general meeting of shareholders.

The register of members of a company is also open to inspection by shareholders and members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than 30 days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers and a list of its directors must be filed with the Registrar of Companies where it will be available for public inspection. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Delaware law requires that a company, within ten days before a meeting of shareholders, prepare and make available a complete list of shareholders entitled to vote at the meeting. This list must be open to the examination of any shareholder for any purpose relating to the meeting for a period of at least ten days prior to the meeting, either on a reasonably accessible electronic network or during ordinary business hours at the principal place of business of the company. Delaware law also permits a shareholder to inspect the company’s books and records if the shareholder can establish that he or she is a shareholder of the company, that the shareholder has complied with Delaware law with respect to the form and manner of making demand for inspection of corporate records, and that the inspection by the shareholder is for a proper purpose.

Shareholder Proposals

Under Bermuda law, upon the requisition in writing of such number of shareholders as is hereinafter specified and at their own expense (unless the company otherwise resolves), the company will be required to: (i) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution which may properly be moved and is intended to be moved at the next annual general meeting; and/or (ii) circulate to all shareholders entitled to receive notice of any general meeting a statement of not more than one thousand words with respect to the matter referred to in any proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for a requisition under the foregoing sentence is (x) either any number of shareholders representing not less than 1/20th of the total voting rights of all members having at the date of the requisition a right to vote at that meeting to which the requisition relates; or (y) not less than one hundred shareholders.

Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting, although restrictions may be included in a Delaware corporation’s certificate of incorporation or bylaws.

Amendment of Memorandum of Association/Certificate of Incorporation

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Certain amendments to the memorandum of association may require approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

alters or reduces a company’s share capital as provided in the Companies Act. When such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their designees as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.

Under Delaware law, amendment of the certificate of incorporation, which is the equivalent of a memorandum of association, of a company must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the shareholders entitled to vote or directing that the proposed amendment be considered at the next annual meeting of the shareholders. Delaware law requires that, unless a greater percentage is provided for in the certificate of incorporation, a majority of the outstanding voting power of the corporation is required to approve the amendment of the certificate of incorporation at the shareholders’ meeting. If the amendment would alter the number of authorized shares or par value or otherwise adversely affect the powers, preferences or special rights of any class of a company’s stock, the holders of the issued and outstanding shares of such affected class, regardless of whether such holders are entitled to vote by the certificate of incorporation, are entitled to vote as a class upon the proposed amendment. However, the number of authorized shares of any class may be increased or decreased, to the extent not falling below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the stock entitled to vote, if so provided in the company’s original certificate of incorporation.

Amendment of Bye-Laws

Our Amended and Restated Bye-Laws provide that the Amended and Restated Bye-Laws may be amended upon a resolution approved by a simple majority of the Board and by a resolution approved by a simple majority of the shareholders, provided that any rescission, alteration or amendment to bye-laws conferring special rights on each of the Founders and TFP HoldCo (as described in more detail in Item 19. Exhibits—Exhibit 2.1 Description of Securities of the 2023 Annual Report) shall require the prior consent of each of the Founders and TFP HoldCo for so long as they each beneficially own a specified minimum percentage of our Common Shares or they have a designated director serving on the Board.

Under Delaware law, unless the certificate of incorporation or bylaws provide for a different vote, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation have the power to adopt, amend and repeal the bylaws of a corporation.

Dissolution

Under Bermuda law, a solvent company may be wound up by way of a shareholders’ voluntary liquidation. Prior to the company entering liquidation, a majority of the directors are each required to make a statutory declaration, which states that the directors have made a full inquiry into the affairs of the company and have formed the opinion that the company will be able to pay its debts within a period of 12 months of the commencement of the winding-up and must file the statutory declaration with the Registrar of Companies in Bermuda. The general meeting is required to be convened primarily for the purposes of passing a resolution that the company be wound up voluntarily and appointing a liquidator. The winding-up of the company is deemed to commence at the time of the passing of the resolution.

Under Delaware law, a corporation may voluntarily dissolve (i) if a majority of the board of directors adopts a resolution to that effect and the holders of a majority of the issued and outstanding shares entitled to vote thereon vote for such dissolution; or (ii) if all shareholders entitled to vote thereon consent in writing to such dissolution.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

SHARES ELIGIBLE FOR FUTURE SALE

General

Future sales of substantial amounts of our Common Shares in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our Common Shares or impair our ability to raise equity capital in the future. No prediction can be made as to the effect, if any, future sales of our Common Shares, or the availability of our Common Shares for future sales, will have on the market price of our Common Shares prevailing from time to time. The sale of substantial amounts of our Common Shares in the public market, or the perception that such sales of our Common Shares could occur, could adversely affect the prevailing market price of our Common Shares.

Sales of Restricted Securities

A total of of our Common Shares are outstanding as of   , 2024. The Selling Shareholders are offering Common Shares (or     Common Shares if the underwriters exercise their option to purchase additional Common Shares from the Selling Shareholders in full). After giving effect to the offering, there will be    Common     Shares outstanding,     (or    if the underwriters exercise their option to purchase additional Common Shares from the Selling Shareholders in full) of which will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining Common Shares that will be outstanding after this offering are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including an exemption under Rule 144, Rule 701 or Regulation S, which are summarized below.

Of the     of our Common Shares outstanding immediately following this offering,    Common Shares (or     Common Shares if the underwriters exercise their option to purchase additional Common Shares from the Selling Shareholders in full) are restricted securities, as that term is defined in Rule 144 under the Securities Act, or are subject to lock-up agreements as described herein.

As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer.

Lock-up Agreement

Prior to the settlement of this offering, we, our directors, senior managers and the Selling Shareholders, have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares or such other securities for a period of 90 days after the date of this prospectus. These agreements are described below under the section captioned “Underwriting.”

IPO Assistance and Lock-Up Agreement

In connection with our initial public offering, Daniel Burrows, Allan Decleir, Denise Brown-Branch and Ian Houston (collectively, the “Insurance Group Executives” and each, an “Insurance Group Executive”), Richard Brindle, Richard Coulson, Hinal Patel and Charles Mathias (collectively, the “TFP Executives” and each, a “TFP Executive”) and FIHL entered into an initial public offering assistance and lock-up agreement (the “IPO Assistance and Lock-Up Agreement”). Under the terms of the IPO Assistance and Lock-Up Agreement, (i) the TFP Executives and Daniel Burrows agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

warrant to purchase, lend, assign, encumber, pledge, hypothecate, or otherwise transfer or dispose of, directly or indirectly, any of their Common Shares for a period of 18 months following the effective date of our initial public offering, except that 25% of such Common Shares relating to Retention RSUs (as defined below) are released from such lock-up within 180 days after such date of vesting and (ii) the Insurance Group Executives agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, assign, encumber, pledge, hypothecate, or otherwise transfer or dispose of, directly or indirectly, any of the Common Shares that they receive following the vesting of their retention restricted stock units approved by FIHL on May 15, 2023 (the “Retention RSUs”) for a period of 18 months after the date of vesting of such Retention RSUs (such period end date being October 1, 2025), except that 25% of such Common Shares relating to Retention RSUs are released from such lock-up within 180 days after such date of vesting.

Registration Rights

Certain shareholders have the right to require us to include their Registrable Securities in any registration statement filed for the purposes of a public offering of our equity securities, subject to the terms of the Registration Rights Agreement. These Registrable Securities will represent  % of our outstanding Common Shares after this offering (or  % if the underwriters exercise their option to purchase additional Common Shares from the Selling Shareholders in full). See Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement of the 2023 Annual Report.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effectiveness of the registration statement of which this prospectus forms a part, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any of our Common Shares that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations and subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned Common Shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell such Common Shares without complying with any of the requirements of Rule 144.

Beginning 90 days after the effectiveness of the registration statement of which this prospectus forms a part, an affiliate of ours who has beneficially owned our Common Shares for at least six months would be entitled to sell, within any three-month period, a number of Common Shares that does not exceed the greater of:

•	one percent (1%) of our Common Shares then issued and outstanding, which will equal approximately Common Shares immediately after this offering; or

•	the average weekly trading volume of our Common Shares on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling our Common Shares on behalf of our affiliates are also subject to any manner of sale provisions, notice requirements and the availability of current public information about us. The sale of these Common Shares, or the perception that sales will be made, could adversely affect the price of our Common Shares after this offering because a great supply of Common Shares would be, or would be perceived to be, available-for-sale in the public market.

We are unable to estimate the number of Common Shares that will be sold under Rule 144 since this will depend on the market price for our Common Shares, the personal circumstances of the shareholder and other factors.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

Rule 701

Any of our employees, officers or directors who acquired our Common Shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 Common Shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these Common Shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 Common Shares are required to wait until 90 days after the date of this prospectus before selling such Common Shares. However, our Common Shares issued under Rule 701 that are subject to lock-up agreements will become eligible for sale only when the 90-day lock-up agreements expire.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after a company becomes subject to the reporting requirements of the Exchange Act.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the U.S. for offers and sales of securities that occur outside the U.S. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the U.S.

We are a “foreign issuer” as defined in Regulation S. As a foreign issuer, securities that we sell outside the U.S. pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. Generally, subject to certain limitations, a holder of our restricted securities who is not our affiliate or who is an affiliate by virtue of his status as an officer or director may, under Regulation S, resell his restricted securities in an “offshore transaction” if none of the seller or its affiliates or any person acting on their behalf engages in directed selling efforts in the U.S. and, in the case of a sale of our restricted securities by an officer or director who is an affiliate of ours solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of our restricted securities who will be an affiliate of FIHL other than by virtue of his or her status as an officer or director of FIHL.

Form S-8 Registration Statement

On July 3, 2023, we filed a registration statement on Form S-8 with the SEC, which became effective upon filing, to register 4,913,119 Common Shares issuable under our Long-Term Incentive Plan 479,245 restricted stock units vested on April 1, 2024, resulting in the issuance of 367,878 Common Shares. As of May 1, 2024 there are no Common Shares issuable (that are not already issued) as a result of vested restricted stock units then outstanding under our Long-Term Incentive Plan. Accordingly, the Common Shares registered under such registration statement are available for sale in the open market following the effective date, unless such Common Shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described herein, if applicable.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

CERTAIN TAX CONSIDERATIONS

The following summary of the taxation of Fidelis Insurance Group and its shareholders is based upon current U.S. and Bermuda law and is for general information only. Legislative, judicial or administrative changes may be forthcoming that could affect this summary. Prospective investors should consult their own tax advisors with respect to their particular circumstances. Prospective investors should also carefully consider the summary of taxation of Fidelis Insurance Group and its shareholders in Item. 10 Additional Information—E. Taxation of the 2023 Annual Report.

United States Taxation

Certain U.S. Tax Consequences

The following legal discussion (including and subject to the matters and qualifications set forth in such summary) is based upon the advice of Willkie Farr & Gallagher LLP. The advice of such firm does not include any factual or accounting matters, determinations or conclusions, including amounts and computations of RPII and amounts of components thereof or facts relating to Fidelis Insurance Group’s business or activities. The tax treatment of a holder of Common Shares, or of a person treated as a holder of Common Shares for U.S. federal income, state, local or non-U.S. tax purposes, may vary depending on the holder’s particular tax situation. Statements contained herein as to the beliefs, expectations and conditions of FIHL and its subsidiaries as to the application of such tax laws or facts represent the view of management as to the application of such laws and do not represent the opinions of counsel. For information on the taxation of holders of Common Shares, see Item 10. Additional Information—E. Taxation—Taxation of Shareholders of the 2023 Annual Report.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF OWNING COMMON SHARES.

U.S. Tax Reform

The 2017 Act was passed by the U.S. Congress and signed into law on December 22, 2017, with certain provisions intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States, but have certain U.S. connections, and U.S. Persons (as defined below) investing in such companies. Among other things, the 2017 Act revised the rules applicable to PFICs and CFCs in ways that could affect the timing or amount of U.S. federal income taxes imposed on certain investors that are U.S. Persons. Further, it is possible that other legislation could be introduced and enacted by the current Congress or future Congresses that could have an adverse impact on Fidelis Insurance Group, Fidelis Insurance Group’s operations or U.S. Holders. Additionally, tax laws and interpretations regarding whether a company is engaged in a U.S. trade or business or whether a company is a CFC or a PFIC or has RPII are subject to change, possibly on a retroactive basis. The U.S. Treasury Department recently issued final and proposed regulations intended to clarify the application of the insurance income exception to the classification of a non-U.S. insurer as a PFIC and provide guidance on a range of issues relating to PFICs, and recently issued proposed regulations that would expand the scope of the RPII rules. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming as well. FIHL cannot be certain if, when, or in what form such regulations or pronouncements may be provided and whether such guidance will have a retroactive effect.

U.S. Taxation of Fidelis Insurance Group

The following discussion is a summary of material U.S. federal income tax considerations relating to Fidelis Insurance Group’s operations. A non-U.S. corporation that is engaged in the conduct of a U.S. trade or business will be subject to U.S. federal income tax as described below, unless entitled to the benefits of an applicable tax

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

treaty. Whether a trade or business is being conducted in the U.S. is an inherently factual determination. Because the Code, regulations and court decisions fail to identify definitively activities that constitute being engaged in a trade or business in the U.S., FIHL cannot be certain that the IRS will not contend successfully that it or any of its non-U.S. subsidiaries are or will be engaged in a trade or business in the U.S. A non-U.S. corporation deemed to be so engaged would be subject to U.S. income tax at regular corporate rates, as well as the branch profits tax, on its income which is treated as effectively connected with the conduct of that trade or business unless the corporation is entitled to relief under the permanent establishment provision of an applicable tax treaty, as discussed below. Such income tax on effectively connected income, if imposed, would be computed in a manner generally analogous to that applied to the income of a U.S. corporation, except that a non-U.S. corporation is generally entitled to deductions and credits only if it timely files a U.S. federal income tax return. Each of FIHL, FIBL, FIID, FIHL (UK) Services, Fidelis European Holdings Limited and FUL files protective U.S. federal income tax returns on a timely basis in order to preserve the right to claim income tax deductions and credits if it is ever determined that it is subject to U.S. federal income tax. The highest marginal federal income tax rates currently are 21% for a corporation’s effectively connected income and 30% for the additional “branch profits” tax. In addition, certain corporations with effectively connected income may be subject to a corporate alternative minimum tax of 15 percent of the corporation’s adjusted financial statement income.

If FIBL is entitled to the benefits under the income tax treaty between Bermuda and the U.S. (the “Bermuda Treaty”), FIBL would not be subject to U.S. income tax on any income found to be effectively connected with a U.S. trade or business unless that trade or business is conducted through a permanent establishment in the U.S. Similarly, if FIHL or any U.K. subsidiary of FIHL is entitled to the benefits under the U.S. income tax treaty with the U.K. (the “U.K. Treaty”) (discussed below), it would not be subject to U.S. income tax on any income found to be effectively connected with U.S. trade or business unless that trade or business is conducted through a permanent establishment in the U.S. FIBL, FIHL and the U.K. subsidiaries of FIHL each currently intend to conduct their activities so that they do not have a permanent establishment in the U.S., although FIHL cannot be certain that this result will be achieved.

An insurance enterprise resident in Bermuda generally will be entitled to the benefits of the Bermuda Treaty if (i) more than 50% of its shares are owned beneficially, directly or indirectly, by individual residents of the U.S. or Bermuda or U.S. citizens; and (ii) its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities of, persons who are neither residents of either the U.S. or Bermuda nor U.S. citizens. No regulations interpreting the Bermuda Treaty have been issued. FIHL cannot be certain that FIBL will be eligible for Bermuda Treaty benefits because of factual and legal uncertainties regarding the residency and citizenship of the company’s shareholders. Accordingly, FIBL intends to conduct substantially all of its operations outside the U.S. and to limit its U.S. contacts so that FIBL would not be treated as engaged in the conduct of a trade or business in the U.S.

Under the U.K. Treaty, a U.K. resident company is entitled to the benefits of the treaty only if certain requirements can be satisfied, for example where: (i) the principal class of its shares is listed or admitted to dealings on certain recognized stock exchanges and is regularly traded on one or more recognized stock exchanges, (ii) shares representing at least 50 percent of the aggregate voting power and value of such company are owned directly or indirectly by five or fewer companies entitled to the benefits of the U.K. Treaty, (iii) such company is owned more than 50 percent, by vote and by value, by “qualified persons” (broadly speaking, certain U.S. and U.K. tax residents) during a requisite portion of the relevant taxable period, or (iv) such company is engaged in the active conduct of a trade or business in the U.K. and the income, profit or gain derived from the United States is derived in connection with, or is incidental to, that trade or business, and the company satisfies certain other conditions. Provided that FIHL is successfully listed and regularly traded on the NYSE and its U.K. subsidiaries successfully carry out their intended business plan, each such entity expects to qualify for benefits under the U.K. Treaty, although FIHL cannot be certain it will achieve this result. If each of FIHL and its U.K. subsidiaries qualifies for treaty benefits, each of FIHL and its U.K. subsidiaries should be subject to U.S. federal income tax on its income found to be effectively connected with a U.S. trade or business only if such income is attributable to the conduct of a trade or business carried on through a permanent establishment in the U.S. FIHL

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

and its U.K. subsidiaries have conducted and intend to conduct their activities in a manner so that none of them should have a permanent establishment in the U.S., although FIHL cannot be certain that they will achieve this result.

Under the U.K. Treaty, the additional U.S. branch profits tax may be imposed at a rate of up to five percent (5%) absent an applicable exception to the extent a U.K. resident company has a permanent establishment in the U.S.

Non-U.S. insurance companies carrying on an insurance business within the U.S. have a certain minimum amount of effectively connected net investment income, determined in accordance with a formula that depends, in part, on the amount of U.S. risk insured or reinsured by such companies. If FIBL or FUL is considered to be engaged in the conduct of an insurance business in the U.S. and it is not entitled to the benefits of an income tax treaty with the U.S. in general, the Code could subject a significant portion of FIBL or FUL’s investment income to U.S. income tax. In addition, while the Bermuda Treaty clearly applies to premium income, it is uncertain whether the Bermuda Treaty applies to other income such as investment income. If FIBL is considered engaged in the conduct of an insurance business in the U.S. and is entitled to the benefits of the Bermuda Treaty in general, but the Bermuda Treaty is interpreted to not apply to investment income, a significant portion of FIBL’s investment income could be subject to U.S. income tax.

Non-U.S. corporations not engaged in a trade or business in the U.S. are nonetheless subject to U.S. income tax imposed by withholding on certain “fixed or determinable annual or periodic gains, profits and income” derived from sources within the U.S. (such as dividends and certain interest on investments), subject to exemption under the Code or reduction by applicable treaties. Generally, under the U.K. Treaty the withholding rate is reduced (i) on dividends from less than ten percent (10%) owned corporations to 15%; (ii) on dividends from 10% or more owned corporations to five percent (5%) (and is eliminated in some cases); and (iii) on interest to zero percent (0%). The Bermuda Treaty does not reduce the U.S. withholding rate on U.S.-sourced investment income.

The U.S. also imposes FET on insurance premiums paid to non-U.S. insurers with respect to (i) risks of a U.S. entity or individual, located wholly or partly within the U.S. and (ii) risks of a non-U.S. entity or individual engaged in trade or business in the U.S., located within the U.S. (“U.S. Situs Risks”) and on reinsurance premiums for any reinsurance policy covering any such risks. The rates of FET applicable to premiums paid are four percent (4%) for direct property and casualty insurance premiums and one percent (1%) for reinsurance premiums or life insurance premiums, subject to elimination pursuant to a U.S. income tax treaty. The U.K. Treaty provides for the elimination of the FET on insurance or reinsurance premiums paid to U.K. residents, otherwise entitled to the benefits of the treaty, with respect to U.S. Situs Risks, provided that the U.K. resident does not cede the risks in a transaction characterized as part of a conduit arrangement for purposes of the U.K. Treaty. If FUL is entitled to the benefit of the FET exemption in the U.K. Treaty, but it cedes business with respect to U.S. Situs Risks in transactions that are characterized as conduit arrangements for purposes of the U.K. Treaty, it would not be entitled to the U.K. Treaty FET exemption with respect to these U.S. Situs Risks. The Bermuda Treaty does not eliminate the FET on premiums ceded to Bermuda residents with respect to U.S. Situs Risks.

Bermuda Taxation

Taxation of FIHL and FIBL

In response to the OECD Pillar Two initiative, Bermuda has enacted the Corporate Income Tax Act 2023 (“CIT Act”) the provisions of which will be fully effective for tax years beginning on or after January 1, 2025. Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least €750 million for two of the four previous fiscal years. If Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, such tax is charged at a rate of 15 per cent

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

of the net income of such constituent entities (as determined in accordance with the CIT Act, including after adjusting for any relevant foreign tax credits applicable to the Bermuda constituent entities).

On the basis of the foregoing, we have concluded that the CIT Act will apply to our Bermuda constituent entities (i.e. Bermuda tax resident entities and Bermuda permanent establishments) and in recognition of the transitional provisions under the CIT Act in respect of pre-commencement periods FIBL, as a Bermuda constituent entity, has recognized a deferred tax asset of $90 million.

For so long as FIHL is UK tax resident, the CIT Act will only apply to FIHL to the extent that FIHL maintains a Bermuda permanent establishment, and only then in respect of such financial accounting net income or loss as is allocated to the Bermuda permanent establishment in accordance with US GAAP (on the basis that this is the accounting standard used in the preparation of the consolidated accounts of FIHL). In any event, tax under the CIT Act only arises in respect of tax years starting on or after January 1, 2025.

At the present time, there is no other Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by FIHL or FIBL in respect of the Common Shares. FIHL has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 (the “EUTP Act”) that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax will not, until March 31, 2035, be applicable to us or to any of our operations or to the Common Shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by FIHL in respect of real property owned or leased by it in Bermuda. The same assurance has been obtained with respect to FIBL. Given the limited duration of any assurance by the Minister of Finance, neither FIHL nor FIBL can be certain that it will not be subject to any Bermuda taxes after March 31, 2035. In particular, in the event that FIHL and FIBL are subject to tax under the CIT Act, this would supersede the assurances received from the Minister of Finance under the EUTP Act. Each of FIHL and FIBL pays an annual Bermuda Government fee and an insurance license fee, as applicable. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda Government.

Pursuant to the Payroll Tax Act 1995 and the Payroll Tax Rates Act 1995 of Bermuda (together, the “Payroll Tax Act”), an employer is required to pay payroll tax on remuneration paid by it to each employee or deemed employee for services rendered by the employee or deemed employee during that tax period wholly or mainly in Bermuda (provided that any remuneration paid by the employer to the employee or deemed employee in excess of $900,000 per annum is disregarded) and may, within certain parameters, make deductions from remuneration paid to each employee and deemed employee in each tax period in respect of a certain portion of the payroll tax paid by the employer in respect of that employee or deemed employee in that tax period. For the purposes of the Payroll Tax Act, any gain obtained by the exercise, assignment or release of any option awarded under any of our option plans will constitute actual remuneration.

In addition, the OECD has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. According to the OECD, Bermuda is a jurisdiction that has substantially implemented the internationally agreed tax standard. However, neither FIHL nor FIBL is able to predict whether any changes will be made to this classification or whether any such changes will subject FIHL or FIBL to additional taxes.

Taxation of Shareholders

In the event any shareholder is determined to be Bermuda constituent entities of a multi-national group, they may also be subject to tax under the CIT Act. At the present time, there is no other Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our shareholders in respect of our Common Shares.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated as of the date of this prospectus, the underwriters named below, for whom Barclays Capital Inc. is acting as representative, have severally agreed to purchase, and the Selling Shareholders have agreed to sell to them, the number of Common Shares indicated below:

Name	Common Shares

Total:

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent auditors. The underwriters have committed to purchase all of the Common Shares offered by the Selling Shareholders if any such Common Shares are purchased. However, the underwriters are not required to take or pay for the Common Shares covered by their option to purchase additional Common Shares described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the Common Shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $       per Common Share under the public offering price. After the offering of the Common Shares, the offering price and other selling terms may from time to time be varied by the representatives.

The Selling Shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to       additional Common Shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Common Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Common Shares listed next to the names of all underwriters in the preceding table.

The following table shows the per Common Share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to the Selling Shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional       Common Shares from the Selling Shareholders. We are not selling any Common Shares in this offering and will not receive any of the proceeds from the Common Shares sold by the Selling Shareholders.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

Total
	Per Common Share	No Exercise of Option	Full Exercise of Option
Public offering price

Underwriting discounts and commissions to be paid by the Selling Shareholders

Proceeds, before expenses, to the Selling Shareholders

We and the Selling Shareholders, have agreed that, without the prior written consent of Barclays Capital Inc. on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 90 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares

•

enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common shares or any such other securities whether any such transaction described above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise.

The restrictions described above do not apply to;

i.	the offer, issuance, sale and disposition of the Common Shares in connection with this offering,

ii.

the issuance of Common Shares or securities convertible into or exercisable for Common Shares pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding as of the pricing of this offering,

iii.

grants of options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of Common Shares or securities convertible into or exercisable or exchangeable for Common Shares (whether upon the exercise of options or otherwise) to the Company’s employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described herein, provided that such recipients enter into a lock-up agreement with the underwriters,

iv.

the issuance of up to 5% of the outstanding Common Shares, or securities convertible into, exercisable for, or which are otherwise exchangeable for, Common Shares, immediately following the closing of this offering, in acquisitions or other similar strategic transactions, provided that such recipients enter into a lock-up agreement with the underwriters, or

v.

the filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect as of the pricing of this offering and described herein or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.

Our directors and officers and substantially all of our other securityholders have agreed that, without the prior written consent of      on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the restricted period:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares,

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

•

enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, or

•	make any demand for, or exercise any right with respect to, the registration of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares.

The restrictions described in the immediately preceding paragraph do not apply to certain transfers, dispositions or transactions, including:

i.	as a bona fide gift or gifts, or for bona fide estate planning purposes,

ii.	by will or intestacy,

iii.

to any trust for the direct or indirect benefit of the holder or the immediate family of the holder, or if the holder is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust,

iv.

to a partnership, limited liability company or other entity of which the holder and the immediately family of the holder are the legal and beneficial owner of all of the outstanding equity securities or similar interests,

v.	to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv) above,

vi.

if the holder is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the holder, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the holder or affiliates of the holder, or (B) as part of a distribution to members or shareholders of the undersigned,

vii.	by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement,

viii.	to the Company from an employee of the Company upon death, disability or termination of employment, in each case, of such employee

ix.

as part of a sale of the holder’s Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares acquired in open market transactions after the closing of this offering,

x.

to the Company in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase Common Shares (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such restricted stock units, options, warrants or rights,

xi.

pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the Board of Directors and made to all holders of the Company’s capital stock the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of affiliated persons, would hold at least a majority of the outstanding voting securities of the Company (or the surviving entity), or

xii.	with the prior written consent of Barclays Capital Inc. on behalf of the underwriters.

Barclays Capital Inc., in their sole discretion, may release the Common Shares and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder’s reasons for requesting the release, the Common Shares and other securities for which the release is being requested and market conditions at the time.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

Each of the TFP Executives and the Insurance Group Executives have agreed with the company to abide by certain restrictions of sales of Common Shares for a period of time. See “Shares Eligible for Future Sale—IPO Assistance and Lock-Up Agreement” for more information.

In order to facilitate the offering of the Common Shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Shares. Specifically, the underwriters may sell more Common Shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Common Shares available for purchase by the underwriters by exercise of their option to purchase additional Common Shares. The underwriters can close out a covered short sale by exercising their option to purchase additional Common Shares or purchasing Common Shares in the open market. In determining the source of Common Shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of Common Shares compared to the price available under their option to purchase additional Common Shares. The underwriters may also sell Common Shares in excess of their option to purchase additional Common Shares, creating a naked short position. The underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, Common Shares in the open market to stabilize the price of the Common Shares. These activities may raise or maintain the market price of the Common Shares above independent market levels or prevent or retard a decline in the market price of the Common Shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $   . We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $   .

We, the Selling Shareholders and the underwriters have agreed to indemnify one and other against certain liabilities, including liabilities under the Securities Act.

Our Common Shares are listed on the NYSE under the symbol “FIHL.”

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of Common Shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area (each an “EEA State”), no Common Shares have been offered or will be offered pursuant to the offering to the public in that EEA State prior to the publication of a prospectus in relation to our Common Shares which have been approved by the competent authority in that EEA State or, where appropriate, approved in another EEA State and notified to the competent authority in that EEA State, all in accordance with the E.U. Prospectus Regulation, except that offers of our Common Shares may be made to the public in that EEA State at any time under the following exemptions under the E.U. Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the E.U. Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the E.U. Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 1(4) of the E.U. Prospectus Regulation,

provided that no such offer of Common Shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the E.U. Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the E.U. Prospectus Regulation, and each person who initially acquires any Common Shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” within the meaning of Article 2(e) in the E.U. Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to our Common Shares offered by this prospectus in any EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and any our Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for any of the Common Shares offered by this prospectus and the expression “E.U. Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

None of our Common Shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to our Common Shares which (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus Amendment etc. (EU Exit) Regulations 2019/1234, except that our Common Shares may be offered to the public in the United Kingdom at any time:

a.	to any legal entity which is a qualified investor as defined under Article 2 of the U.K. Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

c.	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (“FSMA”),

provided that no such offer of our Common Shares shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to our Common Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any of our Common Shares to be offered so as to enable an

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

investor to decide to purchase or subscribe for any of our Common Shares and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of our Common Shares in the United Kingdom within the meaning of the FSMA.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Canada

The Common Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Common Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of our Common Shares may only be made to persons (“Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our Common Shares without disclosure to investors under Chapter 6D of the Corporations Act.

86

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

The Common Shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the twelve-month period after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (the “FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (CISA), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (the “CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly nor indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and will in particular not be copied or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended, the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of our Common Shares.

Accordingly, our Common Shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

Japan: Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to our Common Shares constitutes either a “QII only private placement” or a

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

“QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Common Shares. The Common Shares may only be transferred to QIIs.

Japan: Non-QII Investors

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Common Shares constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Common Shares. The Common Shares may only be transferred en bloc without subdivision to a single investor.

Dubai International Finance Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The Common Shares to which this prospectus relates may be illiquid or subject to restrictions on its resale. Prospective purchasers of our Common Shares offered should conduct their own due diligence on the Common Shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Hong Kong

Our Common Shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation, or document relating to our Common Shares may be issued or may be in the possession of any person for the purpose of issue (in each case, whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to our Common Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or materials in connection with the offer or sale, or invitation for subscription or purchase, of our Common Shares may not be circulated or distributed, nor may our Common Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “Singapore SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the Singapore SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Singapore SFA.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

Where our Common Shares are subscribed to or purchased under Section 275 by a relevant person which is:

a.

a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b.

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust will not be transferable for six (6) months after that corporation or that trust has acquired our Common Shares under Section 275 except:

i.	to an institutional investor or to a relevant person, or to any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA;

ii.	where no consideration is or will be given for the transfer;

iii.	where the transfer is by operation of law;

iv.	as specified in Section 276(7) of the SFA; or

v.	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities based Derivatives Contracts) Regulation 2018.

Solely for purposes of the notification requirements under Section 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons, that our Common Shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Brazil

The offer and sale of our Common Shares has not been, and will not be, registered (or exempted from registration) with the Brazilian securities commission, Comissão de Valores Mobiliários (“CVM”), and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM resolution No. 160, dated July 13, 2022, as amended (“CVM Resolution 160”) or unauthorized distribution under Brazilian laws and regulations. Our Common Shares will be authorized for trading on organized non-Brazilian securities markets and may only be offered to Brazilian professional investors (as defined by applicable CVM regulation), who may only acquire our Common Shares through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these securities on regulated securities markets in Brazil is prohibited.

China

This prospectus does not constitute a public offer of our Common Shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). Our Common Shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the Common Shares offered by this prospectus or any beneficial interest therein without obtaining all prior PRC governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

France

Neither this prospectus nor any other offering material relating to our Common Shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. Our Common Shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to our Common Shares has been or will be (1) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (2) used in connection with any offer for subscription or sale of our Common Shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs estraint) and/or to a restricted circle of investors (cercle estraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

Our Common Shares may be resold, directly or indirectly, only in compliance with articles L.411-1, L.411-2, L412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the Common Shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Qatar

Our Common Shares have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly, in the State of Qatar (including the Qatar Financial Centre) in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority, the Qatar Central Bank, the Qatar Financial Centre Regulatory Authority, the Qatar Exchange or any other relevant Qatar governmental body or securities exchange, and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (the “CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial advisor.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

LEGAL MATTERS

Our principal legal advisors in the United States and United Kingdom are Willkie Farr & Gallagher (UK) LLP, located at CityPoint, 1 Ropemaker Street, EC2Y 9AW London, United Kingdom. Our principal legal advisors in Bermuda are Conyers Dill & Pearman Limited (“Conyers”), located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Certain Bermuda legal matters relating to this offering will be passed upon by Conyers. Charles Collis is a partner and director at Conyers, as well as a director of the Company. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, located at 1271 Avenue of the Americas, New York, New York 10020.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

EXPERTS

The consolidated financial statements of Fidelis Insurance Holdings Limited as of December 31, 2023 and 2022, and for each of the years in the three-year period ended December 31, 2023, have been incorporated by reference herein in reliance upon the report of KPMG Audit Limited, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

WHERE PROSPECTIVE INVESTORS CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including exhibits, schedules and amendments thereto, of which this prospectus is a part, under the Securities Act with respect to our Common Shares covered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement or the documents incorporated by reference herein and therein. For further information with respect to our company and the Common Shares covered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto and the documents incorporated by reference herein and therein. You should rely only on the information contained in this prospectus or incorporated by reference herein or therein.

Statements contained in this prospectus and the documents incorporated by reference herein and therein as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus and the documents incorporated by reference herein and therein is qualified in all respects by the exhibit to which the reference relates.

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and periodic reports on Form 6-K. Our SEC filings, including our registration statement, our annual and periodic reports and other information, are available, free of charge, on the SEC’s website, www.sec.gov.

We also maintain a website at https://www.fidelisinsurance.com/. We will make the information filed with or furnished to the SEC available free of charge through our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on, or accessible through our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC. We have included these website addresses in this prospectus solely as inactive textual references.

As a foreign private issuer, we are exempt under the Exchange Act from the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The SEC file number for the documents incorporated by reference in this prospectus is 001-41731. The documents incorporated by reference into this prospectus contain important information that you should read about us.

The following document is incorporated by reference into this document:

a.	our Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on March 15, 2024.

You can obtain any of the filings incorporated by reference into this prospectus through us or from the SEC through the SEC’s website at http://www.sec.gov. We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits which are specifically incorporated by reference into such documents. Requests should be directed to: Fidelis Insurance Holdings Limited, Attn: Investor Relations, Wellesley House South, 90 Pitts Bay Road, Pembroke, Bermuda HM08. Our telephone number is +1 (441) 279-2590. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference into this document will be deemed to be modified or superseded for purposes of the document to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated by reference into this document modifies or supersedes the statement.

94

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

Common Shares

FIDELIS INSURANCE HOLDINGS LIMITED

Prospectus dated        , 2024

Barclays

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

PART II

INFORMATION NOT

REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

To the extent permitted by the Companies Act, we are empowered to indemnify our directors against any liability they incur by reason of their directorship and we have entered into such an indemnification agreement with directors, a form of which is filed as an exhibit to this registration statement. We maintain directors’ and officers’ insurance to insure such persons against certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we issued securities that were not registered under the Securities Act as set forth below. We believe that each of such issuances of the securities described below were exempt from registration pursuant to Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans and/or Regulation S under the Securities Act as offshore transactions to non-U.S. Persons.

•	Common Shares

○

On July 15, 2021, we issued 19,874,121 Common Shares for total proceeds of $318.2 million, net of issuance costs in reliance on the exemption from registration under Section 4(a)(2) of the Securities Act and/or Regulation D or Regulation S promulgated thereunder.

•	Other Securities

○

Since May 1, 2021 we have granted 740,316 warrants, consisting of 482,341 warrants at an average exercise price of $10.00 per warrant, 129,006 warrants at an average exercise price of $16.00 per warrant and 128,969 warrants at an average exercise price of $20.00 per warrant. 11,194,164 Common Shares were issued in connection with the completion of the Separation Transactions upon the exercise of our “in the money” warrants, exercised on a cashless basis at their respective exercise price and net settled for employee taxes. Of these, 4,571 Common Shares were issued as a result of the exercise of leaver warrants. No Common Shares were issued for our “out of the money” or unvested warrants, which were forfeited as part of the completion of the Separation Transactions. Since May 1, 2021 we granted 4,516,815 RSUs at a weighted average price of $0.01 to certain employees and directors pursuant to the 2015 Non-Qualified Share Option Plan and the 2018 Non-Qualified Share Option Plan (collectively, the “Prior Incentive Plans”). In connection with the completion of the Separation Transactions. 2,359,517 Common Shares were issued upon the exercise, on a cashless basis at a $0.01 exercise price and net settled for employee taxes, of vested RSUs outstanding under our Prior Incentive Plans. All of the “in the money” warrants and RSUs issued since May 1, 2021 under the Prior Incentive Plans vested and exercised for Common Shares, or were forfeited, as part of the Separation Transactions.

○

Since May 15, 2023, we have granted LTIP Awards, in the form of time- and performance-based restricted share units, with respect to 1,676,630 Common Shares pursuant to the Long-Term Incentive Plan (see Item 6. Directors, Senior Management and Employees—B. Compensation—Senior Management Compensation Components—2023 Share Incentive Plan of the 2023 Annual Report.

II-1

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

ITEM 8. EXHIBITS

(a)	Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b)	Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.

ITEM 9. UNDERTAKINGS

(a)

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby further undertakes that:

i.

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

ii.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit No.	Description

1.1+	Form of Underwriting Agreement

3.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 15, 2024)

3.2	Amended and Restated Bye-laws of the Registrant (incorporated by reference to Exhibit 1.2 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 15, 2024)

5.1+	Opinion of Conyers Dill & Pearman Limited, counsel to the Registrant, as to the validity of the Common Shares

10.1	Common Shareholder Registration Rights Agreement, dated as of June 9, 2015, by and among the Registrant and certain shareholders of the Registrant (incorporated by reference to Exhibit 3.6 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 15, 2024)

10.2	First Amendment to the Common Shareholder Registration Rights Agreement, dated as of November 25, 2019, by and among the Registrant and certain shareholders of the Registrant (incorporated by reference to Exhibit 3.7 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 15, 2024)

10.3	Second Amendment to the Common Shareholder Registration Rights Agreement, dated as of February 3, 2020, by and among the Registrant and certain shareholders of the Registrant (incorporated by reference to Exhibit 3.8 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 15, 2024)

10.4	Third Amendment to the Common Shareholder Registration Rights Agreement, dated as of July 13, 2021, by and among the Registrant and certain shareholders of the Registrant (incorporated by reference to Exhibit 3.9 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 15, 2024)

10.5**	Framework Agreement (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 15, 2024)

10.6**	Bermuda Delegated Underwriting Authority Agreement (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 15, 2024)

10.7**	UK Delegated Underwriting Authority Agreement (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 15, 2024)

10.8**	Ireland Delegated Underwriting Authority (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 15, 2024)

10.9**	Inter-Group Services Agreement (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 15, 2024)

10.10	Amended and Restated Common Shareholders Agreement (incorporated by reference to Exhibit 3.5 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 15, 2024)

10.11	Form of Indemnification Agreement for Officers and Directors (incorporated by reference to Exhibit 3.10 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 15, 2024)

10.12	Base Senior Notes Indenture, dated as of June 18, 2020, among the Registrant and The Bank of New York Mellon (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 15, 2024)

10.13	Supplemental Senior Notes Indenture, dated as of July 2, 2020, between the Registrant and The Bank of New York Mellon (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 15, 2024)

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

Exhibit No.	Description

10.14	Base Subordinated Notes Indenture, dated as of October 16, 2020, among the Registrant and The Bank of New York Mellon (incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 15, 2024)

10.15	Supplemental Subordinated Notes Indenture, dated as of October 20, 2020, between the Registrant and The Bank of New York Mellon (incorporated by reference to Exhibit 3.4 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 15, 2024)

10.16†	Long-Term Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 15, 2024)

21.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 the company’s Annual Report on Form 20-F, filed with the SEC on March 15, 2024)

23.1+	Consent of KPMG Audit Limited, independent registered public accounting firm

23.2+	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1)

24.1+	Power of Attorney (included in signature page to Registration Statement)

107+	Filing Fees Table

**	The schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.
†	Identifies management contract or compensatory plan or arrangement
+	To be filed by amendment

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamilton, Bermuda, on this day of   , 2024.

FIDELIS INSURANCE HOLDINGS LIMITED

By:
Name: Daniel Burrows
Title: Group Chief Executive Officer and Executive Director

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Allan Decleir, Daniel Burrows and Janice Weidenborner, each acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form F-1, or other appropriate form, and all amendments thereto, including post-effective amendments, of Fidelis Insurance Holdings Limited, and to file the same, with all exhibits thereto, and other document in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name: Daniel Burrows
Title: Group Chief Executive Officer and Executive Director

Name: Allan Decleir
Title: Group Chief Financial Officer and Executive Director

Name: Matthew J. Adams
Title: Director

Name: Daniel Brand
Title: Director

Name: Charles Collis
Title: Director

Name: Christine Dandridge
Title: Director

Name: Cathy Iberg
Title: Director

Name: Daniel Kilpatrick
Title: Director

Name: Dana LaForge
Title: Director

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

Name: Helena Morrissey
Title: Director

Name: Hinal Patel
Title: Director

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to 17 C.F.R. Section 200.83 of the Securities and Exchange Commission.

AUTHORIZED REPRESENTATIVE

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States of Fidelis Insurance Holdings Limited, has signed this registration statement in the City of Newark, State of Delaware, on   , 2024.

By:
Name: Donald J. Puglisi
Title: Authorized Representative